As filed with the Securities and Exchange Commission on October 6, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NightHawk Radiology Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8090	87-0722777
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

250 Northwest Boulevard, Suite 202

Coeur d’Alene, Idaho 83814

(208) 676-8321

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul E. Berger, M.D.

President and Chief Executive Officer

NightHawk Radiology Holdings, Inc.

250 Northwest Boulevard, Suite 202

Coeur d’Alene, Idaho 83814

(208) 676-8321

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Patrick J. Schultheis, Esq. Mark J. Handfelt, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue, Suite 5100 Seattle, Washington 98104 (206) 883-2500	Paul E. Cartee, Esq. Vice President and General Counsel NightHawk Radiology Holdings, Inc. 250 Northwest Boulevard, Suite 202 Coeur d’Alene, Idaho 83814 (208) 676-8321	Bruce K. Dallas, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	5,750,000	$19.155	$110,141,250	$11,785.12

(1)	Includes shares the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Estimated solely for the purpose of computing the amount of registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices for the common stock as reported by the Nasdaq Global Market on October 3, 2006.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued October 6, 2006

5,000,000 Shares

COMMON STOCK

The selling stockholders named in this prospectus are offering 5,000,000 shares of our common stock. We will not receive any proceeds from the sale of common stock by the selling stockholders.

Our common stock is listed on the Nasdaq Global Market under the symbol “NHWK.” The last sale price of our common stock on October 4, 2006, as reported by the Nasdaq Global Market, was $19.30 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 8.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Stockholders
Per Share	$	$	$
Total	$	$	$

Certain of the selling stockholders have granted the underwriters the right to purchase up to an additional 750,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on                     , 2006.

MORGAN STANLEY

BANC OF AMERICA SECURITIES LLC

COWEN AND COMPANY

PIPER JAFFRAY

MONTGOMERY & CO., LLC

                    , 2006

You should rely only on the information contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission in connection with this offering. We and the selling stockholders have not authorized anyone to provide you with information different from that contained in this prospectus or in a filed free writing prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus and in any filed free writing prospectus is accurate only as of its date, regardless of the time of its delivery or any sale of shares of our common stock.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

NIGHTHAWK RADIOLOGY HOLDINGS, INC.

Our Business

We believe that we are the leading provider of radiology services to radiology groups and hospitals across the United States. Our team of American Board of Radiology-certified, U.S. state-licensed and hospital-privileged radiologists uses our proprietary workflow technology to provide radiological interpretations, or reads, remotely to our customers in the United States. The reads that we provide consist primarily of off-hours preliminary diagnoses of emergency trauma and non-traumatic conditions. These reads are conducted primarily from our centralized reading facilities located in Sydney, Australia and Zurich, Switzerland. By locating our affiliated radiologists in Australia and Switzerland, we can provide these off-hours reads in the United States during our radiologists’ local daylight hours while providing our physicians with the ability to work during the day time in a pleasant environment with dedicated support teams. In addition to preliminary reads, we provide our customers with final reads, which are conducted by our affiliated radiologists in the United States. We anticipate opening our first U.S.-based centralized reading facility in the first quarter of 2007 from which these final reads can be provided.

As of June 30, 2006, our affiliated radiologists provided services to 517 customers serving 933 hospitals, or approximately 17% of all hospitals in the United States. Most of these customers do not currently contract for all of the hours of coverage that we are able to provide. Based on a 2003 survey conducted by the American College of Radiology which estimated the total number of annual reads performed in the United States during all time periods, we believe that we are the leading provider of reads during off-hours periods. Since our first full year of operations, we have experienced significant revenue growth, from $4.7 million in 2002 to $64.1 million in 2005 and to $42.9 million for the six month period ended June 30, 2006.

The U.S. healthcare market is experiencing a substantial increase in the development and use of diagnostic imaging technologies and procedures. From 2000 to 2003, computed tomography procedures, commonly known as CT scans, which currently comprise approximately 88% of the reads performed by our affiliated radiologists, increased at an average annual rate of 14.0%. In contrast, the number of radiologists is only increasing by approximately 1.5% annually. In addition, U.S. hospitals generally require their contracted radiology groups to provide services 24-hours per day, seven days a week. As a consequence, radiologists have experienced, and we believe will continue to experience, increased workloads and increased demands to provide reads.

For radiology groups, providing off-hours reads often results in the allocation of scarce physician resources to periods during which the volume of diagnostic imaging procedures for any one radiology group is typically low, resulting in operating inefficiencies and related costs. In addition, requirements to provide off-hours reads often limit the growth of radiology groups because of the difficulty of recruiting new radiologists into radiology groups that have off-hours coverage commitments. These radiology groups, which provide substantially all emergency radiology services in the United States, comprise the principal market for our services. By reducing the burdens associated with providing off-hours reads, we believe that we can improve the efficiency and productivity of radiology groups by enabling them to allocate their scarce physician resources to regular business hours, which typically are periods of higher demand. We also believe that our services enable radiology groups to recruit and retain radiologists more effectively, which permits them to pursue additional growth opportunities.

For individual radiologists, providing off-hours reads often results in a significant quality-of-life burden. During an on-call period, a radiologist may be required to perform reads several times during a night, often waking the radiologist or otherwise disrupting the radiologist’s evening. By providing off-hours reads on behalf of radiologists, we believe that our service improves their quality of life.

The substantial majority of the reads that we provide are preliminary diagnoses used by a treating physician to determine whether any immediate action is required in response to symptoms being presented by a patient. Typically, the preliminary diagnosis is followed the next morning by a more exhaustive final read preformed by a local radiologist affiliated with our customer.

In the first half of 2006, we began providing our customers with the ability to receive final and subspecialty interpretations in addition to the preliminary reads we have historically provided. This service offering is in response to the needs of our radiology group customers as the growth in imaging continues to put increasing demands on radiologists, requiring radiology groups to work longer hours and/or hire additional radiologists. By offering final read capabilities we can reduce this burden as well as provide our customers with access to our high quality radiologists, many of whom are fellowship-trained in subspecialty fields, which can help improve the quality of care for our customers’ patients and serve as a valuable resource for our customers.

We provide our services to our customers typically pursuant to one-year service contracts. Our customer contracts provide for service fees that vary by customer based on a number of factors, including hours of coverage, volume of reads and technical and administrative services provided. Since our inception, more than 97% of our contracts up for renewal have been renewed.

Our Solution

We provide radiology services to our radiology group and hospital customers 24 hours per day, seven days a week, including holidays. The preliminary reads that we provide our customers are conducted primarily from our centralized reading facilities located in Australia and Switzerland, while final reads are conducted by our affiliated radiologists in the United States.

We believe that our solution offers the following benefits to our radiology group customers and the hospitals and patients that they serve:

•	improved efficiency,

•	enhanced quality of patient care,

•	highly-qualified radiologists providing preliminary, final and subspecialty radiology services,

•	enhanced ability to recruit and retain radiologists,

•	efficient delivery of high-quality services, and

•	no additional cost to patient and third-party payors.

We believe that our business model has resulted in a market-leading position within our industry and several associated benefits for our business, including:

•	first-mover advantage,

•	strong customer retention,

•	enhanced ability to recruit and retain radiologists,

•	capital-efficient scalability, and

•	licensing and privileging expertise.

Our Strategy

Our objective is to expand on our position as the leading provider of radiology services to radiology groups across the United States. We intend to capitalize on our strong customer relationships, scalable business model and team of affiliated radiologists to provide high-quality services to our radiology group customers so that they are better able to efficiently manage and expand their practices. Key elements of our strategy include:

•	expand our customers’ utilization of our services,

•	target new customers and territories with expanded sales and marketing efforts,

•	continue to expand our service offering to provide additional final and subspecialty services,

•	pursue strategic acquisitions, and

•	develop markets for our proprietary data and technology solutions.

Our Challenges

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks represent challenges to the successful implementation of our operating strategy. For instance, the market in which we participate is competitive and rapidly changing and barriers to entry are relatively low. As a result, we expect competition to intensify in the future, which may make it more difficult for us to successfully sell our services to new customers, expand into new territories and expand our customers’ utilization of our current service offerings. Increased competition may also result in pricing pressure, reduced revenue and reduced market share. In addition, the current shortage of radiologists has resulted in a very competitive market for their services. If we are unable to continue to recruit and retain qualified radiologists, we may not be able to extend our service offerings to provide greater hours of coverage and to provide final as well as preliminary reads. As a result, our future growth, including through strategic acquisitions, would be limited and our business and operating results would be harmed.

Also, our ability to successfully develop a market for our data and technology solutions depends in part on our ability to protect our intellectual property rights in our workflow technology. If we do not obtain patent protection for our technology or we cannot otherwise prevent third parties from using or misappropriating it, our future growth could be harmed.

If we are unable to successfully address these challenges, and the other risks described in this prospectus, our business and operating results will be harmed.

Corporate Information

Nighthawk Radiology Services, LLC, which is a wholly-owned subsidiary of NightHawk Radiology Holdings, Inc., was founded in Coeur d’Alene, Idaho in 2001 as an Idaho limited liability company and is currently the entity through which we primarily conduct our operations. In March 2004, NightHawk Radiology Holdings, Inc., was formed to facilitate a recapitalization of Nighthawk Radiology Services, LLC. Our principal executive offices are located at 250 Northwest Boulevard, Suite 202, Coeur d’Alene, Idaho 83814, and our telephone number is (208) 676-8321. Our website address is www.nighthawkrad.net. The information on or available through our website is not a part of this prospectus.

Except where the context requires otherwise, in this prospectus the “Company,” “NightHawk,” “NightHawk Radiology,” “we,” “us” and “our” refer to NightHawk Radiology Holdings, Inc., a Delaware corporation, and, where appropriate, its subsidiaries. NightHawk Radiology, Nighthawk Radiology Services and NightHawk Radiology Holdings are unregistered trademarks of NightHawk Radiology in the United States and other countries. This prospectus also includes other trademarks of NightHawk Radiology and other persons.

THE OFFERING

Shares of common stock offered by the selling stockholders	5,000,000 shares

Shares of common stock to be outstanding after this offering	29,872,774 shares

Use of proceeds	We will not receive any proceeds from the sale of our common stock by the selling shareholders

Nasdaq Global Market symbol	NHWK

The number of shares of common stock that will be outstanding after this offering is based on the number of shares outstanding at September 30, 2006, and excludes:

•	1,756,127 shares of common stock issuable upon the exercise of options outstanding at September 30, 2006, at a weighted average exercise price of $4.52 per share,

•	68,461 shares of common stock issuable upon vesting of restricted stock units outstanding at September 30, 2006,

•	1,550,014 shares of common stock reserved for future issuance under our 2006 Equity Incentive Plan, and

•	195,000 additional shares of common stock that we have estimated may be issued within 90 days of September 30, 2006 in connection with our acquisition of American Teleradiology Nighthawks, Inc. based upon the financial performance of the ATN businesses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisition of American Teleradiology Nighthawks, Inc.”

Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their right to purchase up to 750,000 shares of common stock from the selling stockholders to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables summarize historical, consolidated financial data and certain operating data regarding our business and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and our pro forma financial statements included elsewhere in this prospectus. The condensed consolidated statements of operations data for the six months ended June 30, 2005 and 2006 and the condensed consolidated balance sheet data as of June 30, 2006 set forth below are derived from our unaudited historical condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, our unaudited condensed consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of results for these periods. The consolidated statement of operations data for the fiscal years ended December 31, 2003, 2004 and 2005 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

	Year Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Service revenue	$16,216	$39,283	$64,062	$28,444	$42,916
Operating costs and expenses (1)	11,456	27,569	46,740	21,667	30,355

Operating income	4,760	11,714	17,322	6,777	12,561
Other income (expense):
Interest expense	(7)	(881)	(1,178)	(461)	(560)
Interest income	4	41	67	32	1,151
Other, net	28	(29)	(51)	(48)	(44)
Change in fair value of redeemable preferred stock conversion feature	—	(3,857)	(39,729)	(11,372)	(44,183)

Total other income (expense)	25	(4,726)	(40,891)	(11,849)	(43,636)

Income (loss) before income taxes	4,785	6,988	(23,569)	(5,072)	(31,075)
Income tax expense	—	3,663	6,391	2,464	5,115

Net income (loss)	4,785	3,325	(29,960)	(7,536)	(36,190)
Redeemable preferred stock accretion	—	(765)	(1,062)	(521)	(118)
Preferred dividends	—	—	(5,487)	—	—

Net income (loss) applicable to common stockholders	$4,785	$2,560	$(36,509)	$(8,057)	$(36,308)

Earnings (loss) per common share:
Basic	$.10	$.11	$(2.11)	$(0.47)	$(1.34)
Diluted	$.10	$.11	$(2.11)	$(0.47)	$(1.34)
Weighted averages of common shares outstanding (2):
Basic	49,732	24,196	17,274	17,194	27,159
Diluted	49,732	24,196	17,274	17,194	27,159

Other Financial Data:
Net Income (loss)	4,785	3,325	(29,960)	(7,536)	(36,190)
Adjusted Net income (3)	4,785	7,182	9,769	3,836	7,993
Adjusted Net income applicable to common stockholders (3)	4,785	7,947	16,318	4,357	8,111
Adjusted Earnings per common share—Basic (3)	$.10	$.26	$.69	$.18	$.28
Adjusted Earnings per common share—Diluted (3)	$.10	$.26	$.68	$.18	$.28
Aggregate non-cash stock-based compensation (1)	653	1,690	4,189	3,272	2,598

	As of December 31,			As of June 30,
	2003	2004	2005	2005	2006
Selected Operating Data:
Affiliated radiologists providing services	15	27	47	30	54
Radiology group customers	143	249	372	295	403
Hospital customers	22	48	91	62	114
Total customers	165	297	463	357	517
Hospitals served	319	588	860	714	933

As of June 30, 2006
(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$36,062
Working capital (4)	79,340
Total current assets	86,636
Total long-term debt (including current portion)	—
Total liabilities	7,296
Total stockholders’ equity (deficit)	90,316

(1)	Includes the non-cash stock-based compensation charges set forth in the following table (which amounts include a non-recurring, non-cash professional services charge of approximately $1.5 million in 2004 associated with the issuance of shares of our common stock to one of our affiliated radiologists and a non-recurring, non-cash sales, general and administrative charge of approximately $2.9 million in the six months ended June 30, 2005 associated with the full acceleration of shares of common stock held by a former member of our board of directors).

	Year Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
	(in thousands)
Professional services
Non-cash stock-based compensation	$653	$1,545	$916	$241	$2,247
Sales, general and administrative
Non-cash stock-based compensation	—	145	3,273	3,031	351

Total non-cash stock-based compensation	$653	$1,690	$4,189	$3,272	$2,598

(2)	The weighted average shares of common stock outstanding for the years ended December 31, 2003, 2004 and 2005 are based on the assumed conversion of LLC units into common stock at the beginning of 2002 based on the conversion ratio from the recapitalization transaction.

(3)	Reflects (i) the conversion of all outstanding shares of our redeemable preferred stock into common stock which occurred upon the completion of our initial public offering, resulting in the termination of the redeemable preferred stock conversion feature and the accretion of our redeemable preferred stock (ii) the elimination of the effect of the September 2005 special distribution with respect to our redeemable preferred stock. We believe that this adjusted financial data is useful to investors because the charges associated with the change in fair value of the redeemable preferred stock conversion feature, the accretion of our redeemable preferred stock and distributions with respect to our redeemable preferred stock all terminated as a result of the conversion of our redeemable preferred stock into common stock upon the completion of our initial public offering. The following table provides a reconciliation of the historical data to the adjusted financial data.

	Year Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
	(in thousands)
Net Income (Loss)	$4,785	$3,325	$(29,960)	$(7,536)	$(36,190)

Add back: Change in fair value of redeemable preferred stock conversion feature	—	3,857	39,729	11,372	44,183

Adjusted Net Income,	4,785	7,182	9,769	3,836	7,993
Add back: preferred stock accretion	—	765	1,062	521	118
Add back: preferred dividends	—	—	5,487	—	—

Adjusted Net income applicable to common stockholders	4,785	7,947	16,318	4,357	8,111
Adjusted Weighted averages of common shares outstanding:
Basic	49,732	30,696	23,774	23,694	28,560
Diluted	49,732	30,696	23,963	23,792	29,255

(4)	Defined as current assets minus current liabilities.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition or operating results could be materially adversely affected by any of these risks, as well as other risks not currently known to us or that we currently deem immaterial. The trading price of our common stock could decline due to any of these risks and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes, before deciding to purchase any shares of our common stock.

Risks Related to Our Business and Industry

We have a short operating history in an emerging market, which makes it difficult to evaluate our business and prospects.

We have a short operating history in an emerging market. As a result, our current business and future prospects are difficult to evaluate. You must consider our business and prospects in light of the risks and difficulties we encounter as an early-stage company in a rapidly evolving market. Some of these risks relate to our potential inability to:

•	effectively manage our business and technology,

•	recruit and retain radiologists and other key personnel,

•	acquire additional customers,

•	successfully provide high levels of service quality as we expand the scale of our business,

•	manage rapid growth in personnel and operations,

•	effectively manage our medical liability risk,

•	develop new services that complement our existing business,

•	market our services to our customers due to regulatory rules governing reassignment of payments, which could affect our customers’ ability to collect fees for services provided by our affiliated radiologists, and

•	successfully address the other risks described throughout this prospectus.

We may not be able to successfully address these risks. Failure to adequately do so would harm our business and cause our operating results to suffer.

The market in which we participate is competitive and we expect competition to increase in the future, which will make it more difficult for us to sell our services and may result in pricing pressure, reduced revenue and reduced market share.

The market for off-hours emergency radiology services is competitive and rapidly changing, barriers to entry are relatively low, and with the introduction of new technologies and market entrants, we expect competition to intensify in the future. If we fail to compete effectively, our operating results will be harmed. Some of our principal competitors offer their services at a lower price, which has resulted and will continue to result in pricing pressure. If we are unable to maintain our current pricing, our operating results could be negatively impacted. In addition, pricing pressures and increased competition could result in reduced revenue, reduced profits or the failure of our service to achieve or maintain more widespread market acceptance, any of which could harm our business.

In addition, if one or more of our competitors were to merge or partner with another of our competitors, or if companies larger than we are enter the market through internal expansion or acquisition of one of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. These competitors could have established customer relationships and greater financial, technical, sales, marketing and other resources than we do, and could be able to respond more quickly to new or emerging technologies or devote greater resources to the development, promotion and sale of their services. This competition could harm our ability to sell our services, which may lead to lower prices, reduced revenue and, ultimately, reduced market share.

If our arrangements with our affiliated radiologists or our customers are found to violate state laws prohibiting the corporate practice of medicine or fee splitting, our business, financial condition and our ability to operate in those states could be adversely impacted.

The laws of many states, including states in which our customers are located, prohibit us from exercising control over the medical judgments or decisions of physicians and from engaging in certain financial arrangements, such as splitting professional fees with physicians. These laws and their interpretations vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. We enter into agreements with our affiliated radiologists pursuant to which the radiologists render professional medical services. In addition, we enter into agreements with our customers to deliver professional radiology interpretation services in exchange for a service fee. We structure our relationships with our affiliated radiologists and our customers in a manner that we believe is in compliance with prohibitions against the corporate practice of medicine and fee splitting. While we have not received notification from any state regulatory or similar authorities asserting that we are engaged in the corporate practice of medicine or that the payment of service fees to us by our customers constitutes fee splitting, if such a claim were successful, we could be subject to civil and criminal penalties and could be required to restructure or terminate the applicable contractual arrangements. A determination that these arrangements violate state statutes, or our inability to successfully restructure our relationships with our affiliated radiologists to comply with these statutes, could eliminate customers located in certain states from the market for our services, which would have a materially adverse effect on our business, financial condition and operations.

If our affiliated radiologists are characterized as employees, we would be subject to employment and withholding liabilities and may be subject to prohibitions against the corporate practice of medicine.

We structure our relationships with our affiliated radiologists in a manner that we believe results in an independent contractor relationship, not an employee relationship. An independent contractor is generally distinguished from an employee by his or her degree of autonomy and independence in providing services. A high degree of autonomy and independence is generally indicative of a contractor relationship, while a high degree of control is generally indicative of an employment relationship. Although we believe that our affiliated radiologists are properly characterized as independent contractors, tax or other regulatory authorities may in the future challenge our characterization of these relationships. If such regulatory authorities or state, federal or foreign courts were to determine that our affiliated radiologists are employees, and not independent contractors, we would be required to withhold income taxes, to withhold and pay social security, Medicare and similar taxes and to pay unemployment and other related payroll taxes. We would also be liable for unpaid past taxes and subject to penalties. In addition, such a determination may also result in a finding that we are engaged in the corporate practice of medicine in violation of the laws of many states. As a result, any determination that our affiliated radiologists are our employees would materially harm our business and operating results.

Our growth strategy depends on our ability to recruit and retain qualified radiologists and other skilled personnel. If we are unable to do so, our future growth would be limited and our business and operating results would be harmed.

Our success is dependent upon our continuing ability to recruit and retain qualified radiologists, particularly in our reading facilities located in Australia and Switzerland. An inability to recruit and retain radiologists would have a material adverse effect on our ability to grow and would adversely affect our results of operations. We face competition for radiologists from other healthcare providers, including radiology groups, research and academic institutions, government entities and other organizations. In addition, our affiliated radiologists are typically U.S. citizens who must obtain visas to work in Australia or Switzerland. We have worked with the government of Australia to establish a visa program and have assisted our affiliated radiologists in the visa application process with the government of Switzerland, and to date all of our professionals have successfully obtained work visas in a timely manner. However, any future inability to obtain or difficulty in obtaining work visas for our affiliated radiologists, due to changing immigration regulations or otherwise, would jeopardize our business and harm our results.

In addition to recruiting radiologists, we must identify, recruit and retain skilled executive, technical, administrative, sales, marketing and operations personnel for our headquarters in Coeur d’Alene, Idaho. Competition for highly qualified and experienced personnel is intense due to the limited number of people available with the necessary skills. In addition, Coeur d’Alene has a relatively small pool of potential employees with the skills that we require, and is a small city in a relatively rural part of the country, making it difficult for us to recruit employees from larger metropolitan areas of the country. Failure to attract and retain the necessary personnel would inhibit our growth and harm our business.

We have been subject to medical liability claims and may become subject to additional claims, which could cause us to incur significant expenses and may require us to pay significant damages if not covered by insurance.

Our business entails the risk of medical liability claims against our affiliated radiologists and us. We or our affiliated radiologists are subject to ongoing medical liability claims in the ordinary course of business, and, in the past, have been subject to a medical liability claim for which a settlement was paid by our insurance carrier. Although we maintain medical liability insurance for ourselves and our affiliated radiologists with coverages that we believe are appropriate in light of the risks attendant to our business, successful medical liability claims could result in substantial damage awards which exceed the limits of our insurance coverage. In addition, medical liability insurance is expensive and insurance premiums may increase significantly in the future, particularly as we expand our services to include final reads. As a result, adequate medical liability insurance may not be available to our affiliated radiologists or us in the future at acceptable costs or at all.

Any claims made against us that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us and divert the attention of our management and our affiliated radiologists from our operations, which could adversely affect our operations and financial performance. In addition, any claims might adversely affect our business or reputation.

We indemnify our radiology group and hospital customers against damages or liabilities that they may incur as a result of the actions of our affiliated radiologists or us. We also indemnify some of our affiliated radiologists against medical liability claims. Our indemnification obligations are typically payable only to the extent that damages incurred are not covered by insurance.

We have also assumed and succeeded to substantially all of the obligations of some of the operations that we have acquired. Medical liability claims may be asserted against us for events that occurred prior to these acquisitions. In connection with our acquisitions, the sellers of the operations that we have acquired have agreed to indemnify us for certain claims. However, we may not be able to collect payment under these indemnity agreements, which could affect us adversely.

Our customers may terminate their agreements with us, or their agreements with the hospitals that they serve may be terminated, either of which could adversely affect our financial condition and operating results.

Our revenue is derived primarily from fee-for-service billings to our radiology group customers. Our agreements with our customers generally provide for one-year terms and automatically renew for successive one-

year terms unless terminated by our customers or us upon 30 days’ prior notice. Following the first anniversary of the agreements, the agreements typically may be terminated at any time by our customers or us upon 60 days’ prior notice. Our customers may elect not to renew their contracts with us, they may seek to renegotiate the terms of their contracts or they may choose to reduce or eliminate our services in the future. If our arrangements with our customers are canceled, or are not renewed or replaced with other arrangements having at least as favorable terms, our business, financial condition and results of operations could be adversely affected. In addition, to the extent that our radiology group customers’ agreements with the hospitals that they serve are terminated, our business, financial condition and results of operations could be adversely affected.

Enforcement of federal and state laws regarding privacy and security of patient information may adversely affect our business, financial condition or operations.

The use and disclosure of certain healthcare information by healthcare providers and their business associates have come under increasing public scrutiny. Recent federal standards under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, establish rules concerning how individually-identifiable health information may be used, disclosed and protected. Historically, state law has governed confidentiality issues and HIPAA preserves these laws to the extent they are more protective of a patient’s privacy or provide the patient with more access to his or her health information. As a result of the implementation of the HIPAA regulations, many states are considering revisions to their existing laws and regulations that may or may not be more stringent or burdensome than the federal HIPAA provisions. We must operate our business in a manner that complies with all applicable laws, both federal and state and that does not jeopardize the ability of our customers to comply with all applicable laws to which they are subject. We believe that our operations are consistent with these legal standards. Nevertheless, these laws and regulations present risks for healthcare providers and their business associates that provide services to patients in multiple states. Because these laws and regulations are recent and few have been interpreted by government regulators or courts, our interpretations and activities may be challenged. If a challenge to our activities is successful, it could have an adverse effect on our operations, may require us to forgo relationships with customers in certain states, and may restrict the territory available to us to expand our business. In addition, even if our interpretations of HIPAA and other federal and state laws and regulations are correct, we could be held liable for unauthorized uses or disclosures of patient information as a result of inadequate systems and controls to protect this information or due to the theft of information by unauthorized computer programmers who penetrate our network security.

Our business could be adversely affected if additional patient privacy restrictions are imposed through federal or state legislation or regulation.

On April 14, 2005, U.S. Senator Hillary Clinton and U.S. Representative Edward Markey reintroduced legislation that, if enacted, would prohibit healthcare organizations from sharing patient information with foreign affiliates or subcontractors without first obtaining consent from patients. A similar type of provision was proposed, but was not enacted, in the 2004 California legislative session. If a provision such as this were passed, it could impede our ability to obtain service contracts with radiology group practices or hospitals, as those providers would be required to obtain patient consent prior to transmitting the patient’s information to any of our reading facilities located outside of the United States.

Changes in the regulatory environment may constrain or require us to restructure our operations, which may harm our revenue and operating results.

Healthcare laws and regulations change frequently and may change significantly in the future. We monitor legal and regulatory developments and modify our operations from time to time as the regulatory environment changes. However, we may not be able to adapt our operations to address every new regulation, and new regulations may adversely affect our business. In addition, although we believe that we are operating in compliance with applicable foreign, federal and state laws, neither our current nor anticipated business operations have been scrutinized or assessed by judicial or regulatory agencies. We cannot assure you that a review of our business by courts or regulatory authorities would not result in a determination that adversely affects our operations or that the healthcare regulatory environment will not change in a way that restricts our operations.

Our growth and our continued operations as a publicly-traded company could strain our personnel, management and infrastructure resources, which may harm our business.

We are currently experiencing a period of rapid growth in our headcount and operations, which has placed, and will continue to place, a significant strain on our management, administrative, operational and financial infrastructure. We also anticipate that further growth will be required to address increases in the scope of our operations (in particular, the opening of our first U.S.-based centralized facility in the first quarter of 2007) and size of our customer base. Our success will depend in part upon the ability of our current senior management team to manage this growth, as well as to manage our operations as a publicly-traded company effectively. None of our executive officers has previously held a senior management position at a publicly-traded company.

To effectively manage our anticipated growth, we will need to continue to improve our operational, financial and management processes and controls and our reporting systems and procedures. In addition, the additional headcount we are adding and capital investments we are making will increase our costs, which will make it more difficult for us to offset any future revenue shortfalls by offsetting expense reductions in the short term. If we fail to successfully manage our growth and our operations as a publicly-traded company, our business and operating results will be harmed.

Our operating results are subject to seasonal fluctuation, which makes our results difficult to predict and could cause our performance to fall short of quarterly expectations.

We have experienced increased demand for and revenues from our services during the second and third fiscal quarters of each year. We believe that these increases are a result of increased outdoor and transportation activities during summer months. During the first and fourth quarters of each fiscal year, when weather conditions are colder for a large portion of the United States, we have historically experienced relatively lower revenues than those experienced during the second and third quarters. We may continue to experience this or other seasonality in the future. These seasonal factors may lead to unpredictable variations in our quarterly operating results and cause the trading price of our common stock to decline.

We are exposed to foreign currency exchange risks, which could harm our business and operating results.

We maintain significant operations in Australia and Switzerland, and are exposed to adverse changes in exchange rates associated with the expenses of our operations in these countries. However, we do not currently engage in any hedging transactions to mitigate these risks. Although from time to time we review our foreign currency exposure and evaluate whether we should enter into hedging transactions, we may not adequately hedge against any future volatility in currency exchange rates and, if we engage in hedging transactions, the transactions will be based on forecasts which later may prove to be inaccurate. Any failure to hedge successfully or anticipate currency risks properly could adversely affect our operating results.

In addition, most of our affiliated radiologists live in Australia and Switzerland, but receive compensation from us in U.S. dollars. Any relative weakness in the U.S. dollar compared to the Australian dollar or Swiss franc may increase the cost of living for our affiliated radiologists and make it less attractive for our affiliated radiologists to sign or renew their service contracts with us.

Interruptions or delays in our information systems or in network or related services provided by third-party suppliers could impair the delivery of our services and harm our business.

Our operations depend on the uninterrupted performance of our information systems, which are substantially dependent on systems provided by third parties over which we have little control. Failure to maintain reliable information systems, or disruptions in our information systems, could cause disruptions and delays in our business operations which could have a material adverse effect on our business, financial condition and results of operations.

We rely on broadband connections provided by third party suppliers to route digital images from hospitals in the United States to our facilities in Australia, Switzerland and Coeur d’Alene, Idaho. Any interruption in the availability of the network connections between the hospitals and our reading facilities would reduce our revenue and profits. Frequent or persistent interruptions in our services could cause permanent harm to our reputation and brand and could cause current or potential customers to believe that our systems are unreliable, leading them to switch to our competitors. Because our customers may use our services for critical healthcare services, any system failures could result in damage to our customers’ businesses and reputation. These customers could seek significant compensation from us for their losses, and our agreements with our customers do not limit the amount of compensation that they may receive. Any claim for compensation, even if unsuccessful, would likely be time-consuming and costly for us to resolve.

Although our systems have been designed around industry-standard architectures to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses, break-ins, sabotage, and acts of vandalism. In addition, the connections from hospitals to our reading facility in Australia rely on two cables that link the west coast of the United States with Australia. Despite any precautions that we may take, the occurrence of a natural disaster or other unanticipated problems at our reading facilities or in the networks that connect our reading facilities with our hospitals could result in lengthy interruptions in our services. We do not carry business interruption insurance to protect us against losses that may result from interruptions in our service as a result of system failures.

Hospital privileging requirements or physician licensure laws may limit our market, and the loss of hospital privileges or state medical licenses held by our affiliated radiologists could have a material adverse affect on our business, financial condition and results of operations.

Each of our affiliated radiologists must be granted privileges to practice at each hospital from which the radiologist receives radiological images and must hold a license in good standing to practice medicine in the state in which the hospital is located. The requirements for obtaining and maintaining hospital privileges and state medical licenses vary significantly among hospitals and states. If a hospital or state restricts or impedes the ability of physicians located outside of the United States to obtain privileges or a license to practice medicine at that hospital or in that state, the market for our services could be reduced. In addition, any loss of existing privileges or medical licenses held by our affiliated radiologists could impair our ability to serve our existing customers and have a material adverse affect on our business, financial condition and results of operations.

Medicare and Medicaid rules governing reassignment of payments could affect our customers’ ability to collect fees for services provided by our affiliated radiologists and our ability to market our services to our customers.

The majority of our customers are radiology practices. These customers, and not us, bill and receive payments from Medicare and/or Medicaid for the professional services provided by our affiliated radiologists. Medicare and Medicaid payments may comprise a significant portion of the total payments received by our customers for the services of our affiliated radiologists. Medicare and Medicaid generally prohibit a physician who performs a covered medical service from “reassigning” to anyone else (including to other physicians) the performing physician’s right to receive payment directly from Medicare or Medicaid, except in certain circumstances. We believe we satisfy one or more of the exceptions to this prohibition, but the various Medicare carriers and state Medicaid authorities may interpret these exceptions differently than we do. Our customers could be prohibited from billing Medicare and/or Medicaid for the services of our affiliated radiologists if it were determined that we do not qualify for an exception, and this would cause a material adverse effect on our ability to market our services and on our business and results of operations. Future laws or regulations, moreover, may require that we bill Medicare or Medicaid directly for services we provide to certain prospective customers. Should this occur, we would either be required to forgo business with such customers or be required to design, develop and implement an appropriate recordkeeping and billing system to bill Medicare and Medicaid.

Medicare reimbursement rules currently provide that the proper Medicare carrier to pay physician claims is the Medicare carrier for the region in which the physician or practice providing the service is located rather than the Medicare carrier for the region in which the patient receiving the services is located. Many of our affiliated radiologists are located in a Medicare region that is different from the Medicare region in which the patient and treating hospital are located. Since it is incumbent on our customers to file with the proper Medicare carrier in order to receive payment, it may be necessary for our customers to enroll with additional Medicare carriers in order to properly submit claims for reimbursement. To the extent that our customers are unwilling or unable to do so, they may be unwilling to use our services unless we were to submit the claims. Should this occur, we would either be required to forgo business with such customers or be required to design, develop and implement an appropriate recordkeeping and billing system to bill Medicare and Medicaid. The Center for Medicare and Medicaid Services, or CMS, recently proposed amending the reimbursement rules to provide for reimbursement by the Medicare carrier for the region in which the patient and hospital are located regardless of the location of the physician. If adopted, the amended reimbursement rules would eliminate the need for our customers to enroll with additional Medicare carriers.

Changes in the rules and regulations governing Medicare’s and Medicaid’s payment for medical services could affect our revenues, particularly with respect to final reads.

Although most reads we provide are preliminary reads rather than final reads, we are providing an increasing number of final reads. Cost-containment pressures on Medicare and Medicaid could result in a reduction in the amount that the government will pay for a final read, which could cause pricing pressure on our services. Should that occur, we could be required to lower our prices, or our customers could elect to provide the final reads themselves or obtain such services from one of our competitors, and not utilize the services of our affiliated radiologists, which would have a material adverse effect on our business, results of operations and financial condition.

We may be subject to less favorable levels of payment based upon third party payor fee schedules.

Many patients are covered by some form of private or government health insurance or other third party payment program. Third party payors generally establish fee schedules or other payment authorization methods for various procedures that govern which procedures will be reimbursed by the third party payors and the amount of reimbursement. In most cases, we are indirectly rather than directly impacted by such fee schedules, to the extent that such schedules impact the rates at which third party payors are willing to pay the healthcare providers with whom we contract to provide imaging services. However, if we were to negotiate direct payment arrangements with third party payors in the future, we would be directly impacted by such schedules. In addition, there is no guarantee that Medicare, state Medicaid programs, or commercial third party payors will continue to cover teleradiology services. Any reduction or elimination in coverage for our services could substantially impact our business.

Our business could be materially affected if a U.S. Department of Health & Human Services Office of Inspector General study results in a recommendation that Medicare only pay for reads performed contemporaneously in an emergency room setting.

In its Fiscal Year 2004 Work Plan, the U.S. Department of Health & Human Services Office of Inspector General, or HHS-OIG, indicated that it would conduct a study and issue a report assessing the appropriateness of Medicare billings for diagnostic tests performed in hospital emergency rooms. Part of the assessment will include a determination as to whether the tests were read contemporaneously with the patient’s treatment. It is possible that, in the final report, the HHS-OIG could recommend to CMS that it change its reimbursement rules to clearly indicate that CMS will only pay for reads performed contemporaneously with a patient’s treatment by a physician located within the United States. If CMS were to adopt this recommendation, final reads would no longer be eligible for reimbursement if performed by a physician other than the one who performed the preliminary read. In turn, if our customers were no longer able to be reimbursed for certain final reads, our customers may seek alternative arrangements for the performance of their preliminary reads, which could adversely impact our business.

Changes in the healthcare industry or litigation reform could reduce the number of diagnostic radiology procedures ordered by physicians, which could result in a decline in the demand for our services, pricing pressure and decreased revenue.

Changes in the healthcare industry directed at controlling healthcare costs and perceived over-utilization of diagnostic radiology procedures could reduce the volume of radiological procedures performed. For example, in an effort to contain increasing imaging costs, some managed care organizations and private insurers are instituting pre-authorization policies which require physicians to pre-clear orders for diagnostic radiology procedures before those procedures can be performed. If pre-clearance protocols are broadly instituted throughout the healthcare industry, the volume of radiological procedures could decrease, resulting in pricing pressure and declining demand for our services. In addition, it is often alleged that many physicians order diagnostic procedures even when the procedures may have limited clinical utility in large part to establish a record for defense in the event of a medical liability claim. Changes in litigation law could reduce the number of radiological procedures ordered for this purpose and therefore reduce the total number of radiological procedures performed each year, which could harm our operating results.

We may not have adequate intellectual property rights in our brand, which could limit our ability to enforce such rights.

Our success depends in part upon our ability to market our services under the “NightHawk” brand. However, we believe that the term “NightHawk” cannot be afforded trademark protection as it is a generic term used to describe the provision of off-hours radiology services. Other than “DayHawk,” we have not secured registrations of our other marks. Other businesses may have prior rights in the brand names that we market under or in similar names, which could limit or prevent our ability to use these marks, or to prevent others from using similar marks. If we are unable to prevent others from using our brand names, or if others prohibit us from using them, our revenue could be adversely affected. Even if we are able to protect our intellectual property rights in such brands, we could incur significant costs in doing so.

Any failure to protect our intellectual property rights in our workflow technology could impair its value and our competitive advantage.

We rely heavily on our workflow technology to distribute radiological images to the appropriately licensed and privileged radiologist best able to provide the necessary clinical insight in the least amount of turnaround time. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our technology, and our business may be harmed. We currently do not hold any patents with respect to our technology. Although we have recently filed an application for a patent covering our workflow technology, we may be unable to obtain patent protection for this technology. In addition, any patents we may obtain may be challenged by third parties. Accordingly, despite our efforts, we may be unable to prevent third parties from using or misappropriating our intellectual property.

We may in the future become subject to intellectual property rights claims, which could harm our business and operating results.

The information technology industry is characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. If a third party asserts that our technology violates that third-party’s proprietary rights, or if a court holds that our technology violates such rights, we may be required to re-engineer our technology, obtain licenses from third parties to continue using our technology without substantial re-engineering or remove the infringing functionality or feature. In addition, we may incur substantial costs defending against any such claim. We may also become subject to damage awards, which could cause us to incur additional losses and hurt our financial position.

Monitoring potential infringement of and defending or asserting our intellectual property rights may entail significant expense. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner.

Our success depends largely upon the continued services of our executive officers, particularly Dr. Paul Berger, our Chief Executive Officer and Chairman of the Board. The loss of Dr. Berger, Christopher R. Huber, our Chief Financial Officer and Vice President of Operations, or Jon D. Berger, our Vice President of Sales, Marketing and Business Development, could have a material adverse effect on our business, financial condition, results of operations and the trading price of our common stock. Each of these named executives is employed on an “at-will” basis. In addition, the search for replacements could be time consuming and could distract our management team from the day-to-day operations of our business.

If we acquire any companies or technologies in the future, they could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results.

A key element of our strategy is to pursue strategic acquisitions that are complementary to our business or offer us other strategic benefits. For example, in September 2005, we acquired American Teleradiology Nighthawks, Inc., or ATN. Our acquisition of ATN, as well as other acquisitions in which we may engage, involve numerous risks, including:

•	difficulties in integrating operations, technologies, services and personnel,

•	diversion of financial and management resources from existing operations,

•	risk of entering new markets,

•	potential write-offs of acquired assets,

•	potential loss of key employees, and

•	inability to generate sufficient revenue to offset acquisition costs.

We may experience these difficulties as we integrate the operations of future companies we acquire with our operations.

In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted which could affect the market price of our stock. We have only made two acquisitions to date, and our management has limited experience in completing acquisitions and integrating acquired businesses with our operations. If we fail to properly evaluate and execute acquisitions, our business and prospects may be harmed.

We may be unable to successfully expand our services beyond the off-hours emergency radiology market.

We have historically focused our business on providing emergency radiology services during the hours of 5:00 p.m. to 8:00 a.m. and 24-hours per day on weekends and holidays. In the first half of 2006, we expanded our hours of service to 24 hours per day, seven days a week and began offering final and subspecialty services to enhance our service offerings to our customers. However, our efforts to provide these final and subspecialty services, or any other markets beyond our current services offerings, may not result in significant revenue growth for us. In addition, efforts to expand our services into these new markets may divert management resources from existing operations and require us to commit significant financial resources to an unproven business. For example, to support these service offerings, we anticipate opening centralized reading centers in the United States, similar to our facilities in Sydney, Australia and Zurich, Switzerland. These additional service offerings may be resisted by our radiology group customers, which in each case may harm our business and operating results or impair our growth.

If we fail to implement and maintain an effective system of internal controls, we may not be able to report our financial results in an accurate or timely manner, prevent fraud or comply with Section 404 of the Sarbanes-Oxley Act of 2002, which may harm our business and affect the trading price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports in a timely manner and to prevent fraud. As a private company, we have had limited accounting personnel and other resources with which to design and implement our internal controls and procedures. As a result, in their audit of our fiscal 2004 financial statements, our auditors identified in their report to our audit committee material weaknesses relating to the adequacy and competency of our financial reporting personnel. Following receipt of our auditor’s report, we consulted with our audit committee and undertook remedial steps to address these deficiencies, including hiring additional staff and training our new and existing staff. Although our auditors did not identify material weaknesses in our internal controls in connection with their audit of our financial statements as of and for the year ended December 31, 2005, we cannot assure you that we will maintain an effective system of internal controls in the future. Beginning with our annual report on Form 10-K for our fiscal year ending December 31, 2007, we will be required to comply with the requirement of Section 404 of the Sarbanes-Oxley Act of 2002 to include in each of our annual reports an assessment by our management of the effectiveness of our internal controls over financial reporting and a report of our independent registered public accounting firm addressing these assessments. If we fail to adequately staff our accounting and finance function to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act of 2002, or fail to maintain adequate internal controls, any resulting material weakness in internal controls could prevent our management from concluding the internal controls are effective and impair our ability to prevent material misstatements in our financial statements, which could cause our business to suffer. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements in a timely manner or prevent fraud may negatively affect the trading price of our stock or result in stockholder litigation.

We may be unable to enforce non-compete agreements with our affiliated radiologists.

Our independent contractor agreements with our affiliated radiologists typically provide that the radiologists may not compete with us for a period of time, typically one year, after the agreements terminate. These covenants not to compete are enforceable to varying degrees from jurisdiction to jurisdiction. In most jurisdictions, a covenant not to compete will be enforced only to the extent that it is necessary to protect the legitimate business interest of the party seeking enforcement, that it does not unreasonably restrain the party against whom enforcement is sought and that it is not contrary to the public interest. This determination is made based upon all the facts and circumstances of the specific case at the time enforcement is sought. It is unclear whether our interests will be viewed by courts as the type of protected business interest that would permit us to enforce a non-competition covenant against the radiologists. Since our success depends in substantial part on our ability to preserve the business of our affiliated radiologists, a determination that these provisions are not enforceable could have a material adverse effect on us.

Enforcement of state and federal anti-kickback laws may adversely affect our business, financial condition or operations.

Various federal and state laws govern financial arrangements among healthcare providers. The federal anti-kickback law prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or with the purpose to induce, the referral of Medicare, Medicaid, or other federal healthcare program patients, or in return for, or with the purpose to induce, the purchase, lease or order of items or services that are covered by Medicare, Medicaid, or other federal healthcare programs. Similarly, many state laws prohibit the solicitation, payment or receipt of remuneration in return for, or to induce the referral of patients in private as well as government programs. Violation of these anti-kickback laws may result in substantial civil or criminal penalties for individuals or entities and/or exclusion from participating in federal or state healthcare programs. We believe that we are operating in compliance with applicable law and believe that our arrangements with providers would not be found to violate the anti-kickback laws. However, these laws could be interpreted in a manner inconsistent with our operations.

Because our customers submit claims to the Medicare program based on the services we provide, it is possible that a lawsuit could be brought against us or our customers under the federal False Claims Act, and the outcome of any such lawsuit could have a material adverse effect on our business, financial condition and operations.

The Federal False Claims Act provides, in part, that the federal government may bring a lawsuit against any person whom it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. The government has taken the position that claims presented in violation of the federal anti-kickback law may be considered a violation of the Federal False Claims Act. The Federal False Claims Act further provides that a lawsuit brought under that act may be initiated in the name of the United States by an individual who was the original source of the allegations, known as the relator. Actions brought under the Federal False Claims Act are sealed by the court at the time of filing. The only parties privy to the information contained in the complaint are the relator, the federal government and the court. Therefore, it is possible that lawsuits have been filed against us that we are unaware of or which we have been ordered by the court not to discuss until the court lifts the seal from the case. Penalties include fines ranging from $5,500 to $11,000 for each false claim, plus three times the amount of damages that the federal government sustained because of the act of that person. We believe that we are operating in compliance with the Medicare rules and regulations, and thus, the Federal False Claims Act. However, if we were found to have violated certain rules and regulations and, as a result, submitted or caused our customers to submit allegedly false claims, any sanctions imposed under the Federal False Claims Act could result in substantial fines and penalties or exclusion from participation in federal and state healthcare programs which could have a material adverse effect on our business and financial condition.

Changes in the governmental interpretation or enforcement of the federal prohibition on physician self-referral my adversely affect our business, financial conditions or operations.

The federal “Stark Law” prohibits a physician from referring Medicare or Medicaid patients for the provision of designated health services by an entity in which the physician has an investment interest or with which the physician has entered into a compensation arrangement. “Designated health services” include both the professional and technical components of diagnostic tests using X-rays, ultrasound or other imaging services, CT, MRI, radiation therapy and diagnostic mammography services. Violation of the Stark Law may result in substantial civil penalties and/or exclusion from participation in federal health care programs for both the referring physicians and any entities that submit technical and/or professional component claims for any diagnostic tests ordered by those referring physicians. We believe that we have structured our arrangements between our affiliated radiologists and our customers in a manner that complies with applicable law. However, this law could be interpreted in a manner inconsistent with our arrangements.

Risks Related to this Offering

The trading price of our common stock has been volatile, and you might not be able to sell your shares at or above the offering price.

The trading prices of many newly publicly-traded companies are highly volatile, particularly companies such as ours that have limited operating histories. Since our initial public offering in February 2006, the trading price of our common stock has been subject to wide fluctuations. Factors that will continue to affect the trading price of our common stock include:

•	variations in our operating results,

•	announcements of new services, strategic alliances or significant agreements by us or by our competitors,

•	recruitment or departure of key personnel,

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts that follow our common stock, and

•	market conditions in our industry, the industries of our customers and the economy as a whole.

In addition, if the market for healthcare stocks or healthcare services or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.

If securities analysts do not publish research or reports about our business, or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the availability of research and reports that third-party industry or financial analysts publish about us. There are many large, publicly-traded companies active in the healthcare services industry, which may mean it will be less likely that we receive widespread analyst coverage. Furthermore, if one or more of the analysts who do cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the 90-day contractual lock-up agreements (which may be extended by up to 34 days under certain conditions) and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares outstanding as of September 30, 2006, upon completion of this offering, we will have outstanding 29,872,774 shares of common stock, of which only 15,279,494 will be freely tradable, without restriction, in the public market. Morgan Stanley & Co. Incorporated may, in its sole discretion, permit our officers, directors, and other stockholders who are subject to the 90-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

After the lock-up agreements pertaining to this offering expire, the remaining 14,593,280 shares will be eligible for sale in the public market, subject to the volume limitations under Rule 144 of the Securities Act, 11,381,852 of which are held by directors, executive officers and other affiliates. In addition, the 1,824,588 shares that are subject to equity awards outstanding as of September 30, 2006 under our 2004 Stock Plan and our 2006 Equity Incentive Plan and the additional 1,550,014 shares reserved for future issuance under our 2006 Equity Incentive Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act of 1933, as amended, or the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

The concentration of our capital stock ownership with insiders upon the completion of this offering will likely limit your ability to influence corporate matters.

We anticipate that our executive officers and directors and affiliated entities will together beneficially own approximately 40% of our common stock outstanding after this offering. As a result, these stockholders, acting together, will have a high degree of control over most matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial.

Provisions in our certificate of incorporation and bylaws and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•	establish a classified board of directors so that not all members of our board are elected at one time,

•	provide that directors may only be removed “for cause,”

•	authorize the issuance of “blank check” preferred stock that our board could issue to increase the number of outstanding shares and to discourage a takeover attempt,

•	eliminate the ability of our stockholders to call special meetings of stockholders,

•	prohibit stockholder action by written consent, which has the effect of requiring all stockholder actions to be taken at a meeting of stockholders,

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws, and

•	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus includes forward-looking statements. We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short term and long term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. In addition, neither we nor other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to confirm these statements to actual results or revised expectations.

You may rely only on the information contained in this prospectus. Neither we nor the selling stockholders nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus, nor the sale of our common stock, means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy shares of common stock in any circumstances under which the offer or solicitation is unlawful.

Information contained in this prospectus concerning our industry and the historic growth rate of the markets in which we participate is based on industry publications, surveys and forecasts generated by Frost & Sullivan, the American College of Radiology and other sources. Such industry publications, surveys and forecasts generally indicate that their information has been obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the reports are reliable, we have not independently verified their data.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock by the selling stockholders.

COMMON STOCK PRICE RANGE

Our common stock is listed on the Nasdaq Global Market under the symbol “NHWK.” Our initial public offering was priced at $16.00 per share on February 9, 2006. The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported on the Nasdaq Global Market.

	Low	High
Year ending December 31, 2006
First Quarter (from February 9)	$18.01	$27.50
Second Quarter	$15.75	$24.95
Third Quarter	$15.60	$20.75
Fourth Quarter (through October 4)	$18.90	$19.45

The last reported sale price for our common stock on October 4, 2006 is set forth on the cover page of this prospectus.

Mellon Investor Services, LLC is the transfer agent and registrar for our common stock. On September 30, 2006, we had 49 holders of record of our common stock.

DIVIDEND POLICY

In September 2005, we distributed $13 million as a special distribution to the holders of our common stock and redeemable preferred stock. Immediately prior to our initial public offering in February 2006, we distributed an additional $7 million as another special distribution to the holders of our common stock and redeemable preferred stock.

Except for the special distributions noted above, we have never declared or paid any cash dividend on our capital stock. We currently intend to retain future earnings and do not expect to pay any dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2006. You should read this table in conjunction with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

As of June 30, 2006
(in thousands)
Cash and cash equivalents	$36,062

Long-term debt (including current portion)	$—
Stockholders’ equity:
Preferred stock, $0.001, 5,000,000 shares authorized, no shares issued or outstanding	—
Common stock, $0.001 par value per share; 150,000,000 shares authorized, 29,809,571 shares issued and outstanding	30
Additional paid-in capital	225,592
Retained earnings (deficit)	(135,306)

Total stockholders’ equity	90,316

Total capitalization	$90,316

The table above excludes the following shares:

•	1,846,724 shares of common stock issuable upon the exercise of options outstanding at June 30, 2006, at a weighted average exercise price of $4.48 per share,

•	68,461 shares of common stock issuable upon vesting of restricted stock units granted after June 30, 2006,

•	1,591,180 shares of common stock reserved for future issuance under our 2006 Equity Incentive Plan, and

•	195,000 additional shares of common stock that we have estimated may be issued within 90 days of September 30, 2006 in connection with our acquisition of American Teleradiology Nighthawks, Inc. based upon the financial performance of the ATN businesses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Acquisition.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the fiscal years ended December 31, 2003, 2004 and 2005 and the consolidated balance sheet data as of December 31, 2004 and 2005 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the fiscal year ended December 31, 2002 and the balance sheet data as of December 31, 2002 and 2003 was derived from our audited consolidated financial statements not included in this prospectus. The condensed consolidated statements of operations data for the six months ended June 30, 2005 and 2006 and the condensed consolidated balance sheet data as of June 30, 2006 were derived from unaudited financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the fiscal year ended December 31, 2001 and the consolidated balance sheet data as of December 31, 2001 and June 30, 2006 were derived from our unaudited consolidated financial statements not included in this prospectus. The unaudited consolidated financial statements were, in the opinion of management, prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments necessary for the fair presentation of the financial information contained in those statements. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

	Year Ended December 31,					Six Months Ended June 30,
	2001 (1)	2002	2003	2004	2005	2005	2006
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Service revenue	$38	$4,666	$16,216	$39,283	$64,062	$28,444	$42,916
Operating costs and expenses (2):
Professional services	219	1,941	6,418	15,050	22,401	9,514	16,949
Sales, general and administrative	368	1,625	4,862	11,991	22,988	11,601	12,353
Depreciation and amortization	9	59	176	528	1,351	552	1,053

Total operating costs and expenses	596	3,625	11,456	27,569	46,740	21,667	30,355

Operating income (loss)	(558)	1,041	4,760	11,714	17,322	6,777	12,561
Other income (expense):
Interest expense	(8)	(40)	(7)	(881)	(1,178)	(461)	(560)
Interest income	—	—	4	41	67	32	1,151
Other, net	—	(3)	28	(29)	(51)	(48)	(44)
Change in fair value of redeemable preferred stock conversion feature	—	—	—	(3,857)	(39,729)	(11,372)	(44,183)

Total other income (expense)	(8)	(43)	25	(4,726)	(40,891)	(11,849)	(43,636)

Income (loss) before income taxes	(566)	998	4,785	6,988	(23,569)	(5,072)	(31,075)
Income tax expense	—	—	—	3,663	6,391	2,464	5,115

Net income (loss)	(566)	998	4,785	3,325	(29,960)	(7,536)	(36,190)
Redeemable preferred stock accretion	—	—	—	(765)	(1,062)	(521)	(118)
Preferred dividends	—	—	—	—	(5,487)	—	—

Net income (loss) applicable to common stockholders	$(566)	$998	$4,785	$2,560	$(36,509)	$(8,057)	$(36,308)

Earnings (loss) per common share:
Basic	$(.01)	$.02	$.10	$.11	$(2.11)	$(.47)	$(1.34)
Diluted	$(.01)	$.02	$.10	$.11	$(2.11)	$(.47)	$(1.34)
Weighted averages of common shares outstanding (3):
Basic	49,732	49,732	49,732	24,196	17,274	17,194	27,159
Diluted	49,732	49,732	49,732	24,196	17,274	17,194	27,159

	As of December 31,					As of June 30, 2006
	2001	2002	2003	2004	2005
Consolidated Balance Sheet Data:
Cash and cash equivalents	$8	$53	$2,184	$5,814	$12,610	$36,062
Working capital (4)	(676)	267	4,350	4,181	3,756	79,340
Total current assets	66	999	5,268	12,227	25,280	86,636
Total long-term debt (including current portion)	—	—	—	12,000	24,003	—
Total liabilities	702	732	917	23,468	85,184	7,296
Total stockholders’ equity (deficit)	(566)	696	5,634	(22,709)	(78,161)	90,316

Dividend information:
Cash dividends paid per common and preferred share	—	—	—	—	$.549	$.295
Cash dividends declared but not yet paid per common and preferred share	—	—	—	—	$.295	$—

(1)	NightHawk Radiology Services, LLC was founded in August 2001.

(2)	Includes the non-cash stock-based compensation charges set forth in the following table (which amounts include a non-recurring, non-cash professional services charge of approximately $1.5 million in 2004 associated with the issuance of shares of our common stock to one of our affiliated radiologists and a non-recurring, non-cash sales, general and administrative charge of approximately $2.9 million in the six months ended June 30, 2005 associated with the full acceleration of shares of common stock held by a member of our board of directors).

	Year Ended December 31,					Six Months Ended June 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands)
Professional services
Non-cash stock-based compensation	$—	$263	$653	$1,545	$916	$241	$2,247
Sales, general and administrative
Non-cash stock-based compensation	—	—	—	145	3,273	3,031	351

Total non-cash stock-based compensation	$—	$263	$653	$1,690	$4,189	$3,272	$2,598

(3)	The weighted average shares of common stock outstanding for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and the six months ended June 30, 2005 and 2006, are based on the assumed conversion of LLC units into common stock at the beginning of 2001 based on the conversion ratio from the recapitalization transaction.

(4)	Defined as current assets minus current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements that appear elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results may differ materially from those discussed in these forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

We believe that we are the leading provider of radiology services to radiology groups and hospitals across the United States. Our team of American Board of Radiology-certified, U.S. state-licensed and hospital-privileged radiologists uses our proprietary workflow technology to provide radiological interpretations to our customers primarily from centralized reading facilities located in Sydney, Australia and Zurich, Switzerland.

Nighthawk Radiology Services, LLC, an Idaho limited liability company, was founded in August 2001 and began providing off-hours emergency radiology services in October 2001. On March 31, 2004, our management team, along with entities affiliated with Summit Partners, consummated a series of related transactions that resulted in the creation and capitalization of NightHawk Radiology Holdings, Inc., a Delaware corporation, and its acquisition of all the outstanding membership units of Nighthawk Radiology Services, LLC. These transactions resulted in Nighthawk Radiology Services, LLC becoming a wholly-owned subsidiary of NightHawk Radiology Holdings, Inc. NightHawk Radiology Holdings, Inc. conducts its operations primarily through Nighthawk Radiology Services, LLC.

On February 8, 2006, a registration statement relating to our initial public offering of our common stock was declared effective by the Securities and Exchange Commission. Under this registration statement, we registered the issuance of 5,800,000 shares of our common stock, and another 1,445,000 shares of our common stock sold by certain selling stockholders. All 7,245,000 shares of common stock issued pursuant to the registration statement, including the 1,445,000 shares sold by the selling stockholders, were sold at a price to the public of $16.00 per share.

Acquisition of American Teleradiology Nighthawks, Inc.

On September 30, 2005, we acquired American Teleradiology Nighthawks, Inc., or ATN. We regard the ATN acquisition as an acquisition of an off-hours teleradiology business that is supplemental to our current business, and an early-stage teleradiology business that will focus on partnering with radiologists in order to supplement the services they provide to their hospitals. The consideration to the ATN stockholders in connection with the acquisition is based primarily upon the future financial performance of these two businesses. Specifically, the consideration to the stockholders of ATN consists of:

•	315,279 shares of our common stock issued on September 30, 2005.

•	additional shares of our common stock that may be issued in an amount equal to (a) the quotient obtained by dividing (i) revenue generated during the twelve month period ending September 30, 2006 from the off hours teleradiology contracts acquired from ATN by (ii) $12.69, which was the value per share of our common stock on the date of completion of the acquisition (as agreed by the parties) minus (b) 315,279, which was the number of shares of our common stock issued to the stockholders of ATN at the completion of the acquisition, and

•

additional shares of our common stock that may be issued in an amount equal to the sum of (a) the quotient obtained by dividing (i) earnings before interest, taxes, depreciation and amortization, or EBITDA, generated by the group partnering business during the twelve month period ending March 31,

2007 by (ii) $12.69, which was the value per share of our common stock on the date of completion of the acquisition (as agreed by the parties), plus (b) the quotient obtained by dividing (A) three times (3x) the EBITDA amount described in clause (i) by (B) the fair market value of our common stock, determined on a per share basis, on March 31, 2007.

The number of additional shares of our common stock which may be paid based on the future financial performance of ATN and issued within 90 days of September 30, 2006 is estimated to be 195,000 shares.

The 315,279 shares of common stock that were issued at the completion of the acquisition were recorded at par value as common stock with additional amounts up to fair value recorded as “Additional Paid-In Capital.” The shares that may be issued as a result of the future financial performance of ATN are considered contingent consideration and will be recorded in a similar manner upon resolution of the contingency.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The preparation of these financial statements in accordance with U.S. GAAP requires us to utilize accounting policies and make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies as of the date of the financial statements and the reported amounts of revenue and expenses during a fiscal period. The SEC considers an accounting policy to be critical if it is important to a company’s financial condition and results of operations, and if it requires the exercise of significant judgment and the use of estimates on the part of management in its application. We have discussed the selection and development of the critical accounting policies with the audit committee of our board of directors, and the audit committee has reviewed our related disclosures in this report. Although we believe that our judgments and estimates are appropriate, actual results may differ from those estimates.

We believe the following to be our critical accounting policies because they are both important to the portrayal of our financial condition and results of operations and they require critical management judgment and estimates about matters that are uncertain:

•	revenue recognition and allowance for doubtful accounts,

•	accounting for redeemable preferred stock,

•	stock-based compensation,

•	use of estimates,

•	long-lived assets including goodwill and other acquired intangible assets, and

•	income taxes.

If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operations for future periods could be materially affected. See “Risk Factors” for certain matters that may affect our future results of operations or financial condition.

Revenue Recognition and Allowance for Doubtful Accounts

We enter into services contracts with our customers that typically have a one year term, and automatically renew for each successive year unless terminated by the customer or by us. The amount we charge for our radiology services varies by customer based on a number of factors, including the hours of coverage we provide for the customer, the number of reads we provide to the customer and the technical and administrative services we provide to the customer. We recognize revenue when we have satisfied all of our significant contractual obligations to our customers and we determine that the collection of the resulting receivable is reasonably assured. Revenue from services is recognized in the fiscal month in which the radiological interpretation is complete and forwarded to the customer. We review our historical collection experience on a quarterly basis to determine the necessity of a provision for doubtful accounts. As of June 30, 2006, we had reserved approximately $263,000 for doubtful accounts and sales credits based on our estimate of the collectibility of outstanding receivables as of that date.

Accounting for Redeemable Preferred Stock

We account for derivative financial instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. We record derivative financial instruments as assets or liabilities in our consolidated balance sheets, measured at fair value. We record the change in fair value of such instruments as non-cash gains or losses in our consolidated statements of operations. We do not enter into derivative contracts for trading purposes.

On March 31, 2004, in connection with the organization and capitalization of NightHawk Radiology Holdings, Inc., we issued 6,500,003 shares of redeemable preferred stock for a total consideration of $13 million. Each share of redeemable preferred stock was convertible, at the option of the holder, into one share of common stock. The conversion feature of the redeemable preferred stock was considered an embedded derivative under the provisions of SFAS No. 133, and accordingly was accounted for separately from the redeemable preferred stock. We determined the fair value of the redeemable preferred stock conversion feature based upon the fair value of the underlying common stock. On the date of issuance, the estimated fair value of the conversion feature was $1,670,277 which was recorded as a liability on the date of issuance, thus reducing the recorded value of the redeemable preferred stock to $11,329,723. At each balance sheet date, we adjusted the carrying value of the embedded derivative to estimated fair value and recognized the change in such estimated value in our consolidated statements of operations.

We also classified the redeemable preferred stock as mezzanine equity. As such, we accreted the carrying value of such stock to its redemption value using the effective interest method through the redemption period. In addition, the redeemable preferred stock accrued dividends since the date of issuance. We recognized these two types of accretion of redeemable preferred stock in our consolidated statement of operations as a decrease in net income available to common stockholders.

At the closing of our initial public offering, all outstanding shares of redeemable preferred stock converted into common stock. As a result, beginning at the closing of the initial public offering we have not recorded any additional charge associated with the change in fair value of the conversion feature. Effective February 9, 2006, the amount reported as fair value of the redeemable preferred stock conversion feature was reclassified to additional paid-in capital in the equity section of the balance sheet. Also, the rights of the holders of redeemable preferred stock to receive accrued dividends or to exercise redemption rights terminated. As a result, the accretion of redeemable preferred stock also terminated. These amounts were reclassified to stockholders’ equity.

Stock-Based Compensation

Physician Stock-Based Compensation.    We record stock-based compensation expense in connection with any grant of stock options, restricted stock units, warrants or other issuance of shares of common stock to our affiliated radiologists. We calculate the stock-based compensation expense associated with the issuance of stock options and warrants to our affiliated radiologists in accordance with SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123 (R)) and Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (EITF No. 96-18), by determining the fair value using a Black-Scholes model. We calculate the stock- based compensation expense related to the issuance of restricted stock units or shares of our common stock to our affiliated radiologists based on the fair value of our common stock at the date the shares are issued. Stock-based compensation to our affiliated radiologists is included in professional services expense. In accordance with EITF No. 96-18, because our radiologists are treated as independent contractors and not as employees, we calculate the stock-based compensation expense related to the issuance of stock options or restricted stock units to our affiliated radiologists by determining the fair value of the equity grant at the end of each period and recording the change in value of the equity grant as an expense during such period. If the price of our common stock increases over a given period, this accounting treatment results in compensation expense that exceeds the expense we would have recorded if these individuals were employees.

Non-Physician Stock-Based Compensation.    We also record stock-based compensation expense in connection with any grant of stock options, restricted stock units, warrants or other issuance of shares of common stock to employees, directors and non-physician contractors. We calculate the stock-based compensation expense associated with the issuance of stock options and warrants to our employees, directors and non-physician contractors in accordance with SFAS No. 123 (R) by determining the fair value using a Black-Scholes model. We calculate the stock-based compensation expense related to the issuance of restricted stock units or shares of our common stock to our employees, directors and non-physician contractors based on the fair value of our common stock on the date the restricted stock units or shares are issued. Stock-based compensation to employees and non-physician contractors is included in sales, general and administrative expense.

Determination of Fair Value of our Stock Options.    As indicated above, we record stock-based compensation expense associated with our stock options in accordance with SFAS No. 123 (R) and EITF No. 96-18, as applicable, which require us to calculate the expense associated with our stock options by determining the fair value of the options. To determine the fair value of our stock options, the Company uses a Black-Scholes model which takes into account the exercise price of the stock option, the fair value of the common stock underlying the stock option, as measured on the date of grant (or at each reporting date for grants to non-employees that require future service), and an estimation of the volatility of the common stock underlying the stock option.

Use of Estimates

On an ongoing basis, we evaluate our estimates relating to the items described below. We generally base our estimates on our historical experience (which is limited) and on various other assumptions that we believe to be reasonable along with the guidance provided by Statement of Financial Accounting Standard, or SFAS, No. 5, Accounting for Contingencies, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Accounts receivable allowance.    We monitor customer payments and maintain a reserve for estimated losses resulting from our customers’ inability to make required payments. In estimating the reserve, we evaluate the collectibility of our accounts receivable from a specific customer when we become aware of circumstances that may impair the customer’s ability to meet its financial obligations and record an allowance against amounts due. To date, we have not experienced any material difficulties in collecting payments from our customers and only began maintaining a reserve for customer nonpayment during 2005. We believe that the potential aggregate amount of nonpayment by our customers is limited in part by the frequency of our billing cycle and the ease with which we may discontinue service to customers during periods of nonpayment. However, actual future losses from uncollectible accounts may differ from our estimates due to our limited experience in establishing reserves for nonpayment, our limited history of non-collection, and the difficulty in predicting the future payment practices of a large number of customers.

Fair value of redeemable preferred stock conversion feature.    Prior to the date of our initial public offering, our estimates of the fair value of our redeemable preferred stock conversion feature were determined by management with the assistance of an independent valuation specialist. However, because our outstanding redeemable preferred stock converted into common stock at the closing of our initial public offering, we will not record any additional charges associated with the change in fair value of the conversion feature after such date. As a result, since the closing of our initial public offering, we are no longer required to make these estimates.

Loss contingency for medical liability claims.    We record a loss contingency for a medical liability claim in the month in which we deem such liability to be probable. Our determination of the probability of the liability is based upon a review of the claim by our executive staff, legal counsel and insurance carrier. Upon the determination that the liability is probable, we record a loss contingency for the claim up to the amount of the deductible specified in our medical liability insurance policy. To date, we have not experienced any liabilities for claims that were in excess of our prior loss contingency estimates for such claims. However, actual future losses from medical liability claims may differ from our estimates to the extent that we suffer an adverse determination for a claim that we did not deem the liability probable, did not record a loss contingency up to the maximum amount of our insurance deductible, or do not have insurance coverage.

Long-Lived Assets Including Goodwill and Other Acquired Intangible Assets

The value of goodwill and intangible assets is stated at the lower of cost or fair value. Goodwill is not subject to amortization; however it is subject to periodic impairment assessments. Under the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, we are required to perform at least annually an impairment test and to consider other indicators that may arise throughout the year to re-evaluate carrying value. Some factors we consider important, which could trigger an interim impairment review, include:

•	significant underperformance relative to historical or projected future operating results,

•	significant changes in the manner of our use of acquired assets or the strategy for our overall business, and

•	significant negative industry or economic trends.

If we determine through the impairment review process that goodwill or intangible assets have been impaired, we reduce goodwill and intangible assets by recording an impairment charge in our consolidated statement of operations in an amount equal to the amount that book value exceeds fair value at the date impairment is determined. We perform our annual impairment test in the last quarter of each fiscal year. SFAS No. 142 also requires that intangible assets with definite lives be amortized over their estimated useful lives. We amortize our acquired intangible assets with definite lives over periods ranging from seven months to ten years.

SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires impairment losses to be recognized for long-lived assets through operations when indicators of impairment exist and the underlying cash flows are not sufficient to support the assets’ carrying value. In addition, SFAS No. 144 requires that a long- lived asset (disposal group) to be sold that meets certain recognition criteria be classified as “held for sale” and measured at the lower of carrying amount or fair value less cost to sell. SFAS No. 144 also requires that a long-lived asset subject to closure (abandonment) before the end of its previously estimated useful life continue to be classified as “held and used” until disposal, with depreciation estimates revised to reflect the use of the asset over its shortened useful life.

We regularly evaluate the carrying value of intangible and long-lived assets for events or changes in circumstances that indicate that the carrying amount may not be recoverable or that the remaining estimated useful life should be changed. Potential indicators of impairment can include, but are not limited to (1) history of operating losses or expected future losses, (2) significant adverse change in legal factors, (3) changes in the extent or manner in which the assets are used, (4) current expectations to dispose of the assets by sale or other means, and (5) reductions or expected reductions of cash flow. If we determine there is an indication of impairment, we compare undiscounted net cash flows to the carrying value of the respective asset. If the carrying value exceeds the undiscounted net cash flows, we perform an impairment calculation using discounted cash flows, valuation analyses from independent valuation specialists or comparisons to recent sales or purchase transactions to determine estimated fair value.

Income Taxes

We recognize income taxes under the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Developing our provision for income taxes, including our effective tax rate, and analysis of potential tax exposure items, if any, requires significant judgment and expertise in federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets and liabilities and any estimated valuation allowances we deem necessary to value deferred tax assets. Our judgments and tax strategies are subject to audit by various taxing authorities. While we believe we have provided adequately for our income tax liabilities in our consolidated financial statements, adverse determinations by these taxing authorities could have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

How We Generate Revenue

We generate substantially all of our revenue from the radiology services that we provide our customers. We typically provide these services pursuant to one-year services contracts that automatically renew for each successive year unless terminated by the customer or by us. The amount we charge for our radiology services varies by customer based upon a number of factors, including the hours of coverage we provide for the customer, the number of reads we provide to the customer and the technical and administrative services we provide to the customer.

We recognize revenue generated by our services during the month in which services are provided and we bill our customers at the beginning of the following month. Because the invoices are paid directly by our customers, we do not currently depend upon payment by third-party payors or patients.

Since our first full year of operations, we have experienced significant revenue growth, from $4.7 million in 2002 to $64.1 million in 2005 and to $42.9 million in the first six-months of 2006. This growth in service revenue resulted primarily from:

•	an increase in our customer base,

•	an increase in utilization of our service by our customers,

•	an expansion of our service hours and product offerings,

•	a high customer retention rate, and

•	our acquisition of ATN in September 2005 and DayHawk in November 2004.

As of June 30, 2006, our affiliated radiologists provided services to 517 customers serving 933 hospitals. The total number of hospitals we cover represents approximately 17% of all hospitals in the United States. Most of our customers do not utilize all of the hours of coverage that we are able to provide.

Our Operating Expenses

Our operating expenses consist primarily of professional services expense, sales, general and administrative expense, interest expense and income tax expense. We record stock compensation expense in connection with equity issuances to our affiliated radiologists (which we refer to as physician stock-based compensation) and in connection with equity issuances to our employees, directors and non-physician contractors (which we refer to as non-physician stock-based compensation). In our consolidated statement of income, we present our physician stock-based compensation expense as part of our professional services expenses and our non-physician stock-based compensation as part of our sales, general and administrative expense.

Professional Services Expense.    Our professional services expense consists primarily of the fees we pay to our affiliated radiologists for their services (which we refer to as physician compensation), physician stock-based compensation, the premiums we pay for medical liability insurance and medical liability loss contingency expense. Our affiliated radiologists are highly trained professionals and we compensate them accordingly. As a result, physician compensation is our most significant expense. We structure our relationships with our affiliated radiologists such that they have control over the number of hours that they work. We compensate our affiliated radiologists using a formula that is generally based upon the number of hours worked and the workload completed, and we also provide discretionary bonuses. We recognize physician compensation expense in the month in which the services are performed. We recognize expenses associated with medical liability premiums in the month in which the expense is incurred. We record medical liability loss contingency expense in the month in which we deem such liability to be probable.

Physician Stock-Based Compensation Expense.    As described previously, we record physician stock-based compensation expense in connection with any grant of stock options, restricted stock units, warrants or other issuance of shares of our common stock to our affiliated radiologists and present this expense in our consolidated statements of operations as part of our professional services expense. We calculate the stock-based compensation expense associated with the issuance of stock options and warrants to affiliated radiologists in accordance with EITF No. 96-18.

Sales, General and Administrative Expense.    Sales, general and administrative expense consists primarily of salaries and related expenses for all employees and non-physician contractors, non-physician stock-based compensation, information technology and telecommunications expenses, costs associated with licensing and privileging our affiliated radiologists, facilities and office-related expenses, sales and marketing expenses and other general and administrative expenses.

Non-Physician Stock-Based Compensation Expense.    As described previously, we record non-physician stock-based compensation expense in connection with any grant of stock options, restricted stock units, warrants or other issuance of shares of our common stock to our employees, directors and non-physician contractors and present this expense in our consolidated statement of income as part of our sales, general and administrative expense. We calculate the stock-based compensation expense associated with the issuance of stock options and warrants to our employees, directors and non-physician contractors in accordance with SFAS No. 123(R).

Our Non-Operating Expenses

In addition to our operating expenses, we record the following non-operating expenses.

Interest Expense.    The interest expense we incur in a given period is directly attributable to the principal amount of debt we have outstanding during such period.

Change in Fair Value of Redeemable Preferred Stock Conversion Feature.    We entered into a stockholders agreement with the holders of our Series A preferred stock pursuant to which we agreed to repurchase all or any portion of the shares of redeemable preferred stock then held by such holders at any time after seven years from the date of issuance. The redemption provision in the stockholders agreement, which terminated upon the closing of our initial public offering, provided that the repurchase price for such shares of redeemable preferred stock would be the greater of (i) the market value of the common stock issuable upon conversion of the redeemable preferred stock or (ii) the liquidation value of such shares of redeemable preferred stock (including all accrued and unpaid dividends). The conversion feature of the redeemable preferred stock was considered an embedded derivative under the provisions of SFAS No. 133, and accordingly was accounted for separately from the redeemable preferred stock. On the date of issuance, the estimated fair value of the conversion feature was $1,670,277 which was recorded as a liability on the balance sheet date on the date of issue thus reducing the recorded value of the redeemable preferred stock to $11,329,723. While these shares remained outstanding, on each balance sheet date subsequent to the execution of that agreement, we adjusted the carrying value of the embedded derivative to estimated fair value and recognized the change in such estimated value in our consolidated statements of operations.

At the closing of our initial public offering, all outstanding shares of redeemable preferred stock converted into shares of common stock, and, as a result, we do not record any additional expenses associated with the change in fair value of the conversion feature of our redeemable preferred stock after such date.

Income Tax Expense.    We recognize income taxes under the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Redeemable Preferred Stock Accretion.    Shares of our redeemable preferred stock accrued dividends from the date of issuance until their conversion into shares of common stock at the closing of our initial public offering. The redeemable preferred stock dividends were cumulative and accrued at a rate of 6% per annum based on the sum of the liquidation value of each share of redeemable preferred stock, $2.00, plus all accumulated and unpaid dividends. Dividends accumulated at the end of each calendar quarter. In addition to accruing dividends, we also accrued the carrying amount of the redeemable preferred stock to its redemption value using the effective interest method through the redemption period. We recognized these two types of accretion of redeemable preferred stock in our consolidated statements of operations as a decrease in net income available to common stockholders.

At the closing of our initial public offering, all outstanding shares of redeemable preferred stock converted into shares of common stock and the rights of the holders of redeemable preferred stock to receive accrued dividends or to exercise redemption rights terminated. As a result, the accretion relating to our redeemable preferred stock also terminated. These amounts are now reported within stockholders’ equity.

Trends in our Business and Results of Operations

Revenue Trends.    Our business has grown rapidly since inception. This growth has been driven primarily by an increase in our customer base, an increase in utilization of our service by our customers, an expansion of our service hours, a high customer retention rate and the growth in the use of diagnostic imaging technologies and procedures in the healthcare market. Our strategy is to expand on our position as the leading provider of radiology services by:

•	expanding our radiology group customers’ utilization of our services as they implement coverage of additional hospitals,

•	targeting new customers,

•	marketing to our customers the additional available hours of coverage,

•	expanding our service offerings to include final and subspecialty interpretations,

•	pursuing strategic acquisitions, and

•	developing markets for our data and technology solutions.

Our revenue has increased in absolute dollars each year since inception and our revenue growth rate has been strong. However, our revenue growth rate declined from the second quarter of 2005 to the second quarter of 2006 when compared with our growth rate from the second quarter of 2004 to the second quarter of 2005 and the rate of growth will likely continue to decline as a result of the increased revenue base against which future periods will be compared. We expect that a number of our customers will continue to implement coverage for additional hospitals as well as continue to use additional hours of our service, resulting in an overall increase in the utilization of our service by those customers.

Historically, we have seen an increase in same-site volumes during the second and third quarters of each fiscal year, when weather conditions tend to be warmer in much of the United States. We believe these increases are a result of increased outdoor and transportation activities during summer months. During the first and fourth quarters of each fiscal year, when weather conditions are colder for a large portion of the United States, we have historically experienced relatively lower same-site volumes than those experienced during the second and third quarters. We expect this seasonality to continue.

Trends in Physician Compensation Expense.    Since inception, our physician compensation expense has increased in absolute dollars each year, primarily due to the addition of new radiologists to perform an increased workload as our business has grown. We expect that our physician compensation will continue to increase in absolute dollars as we contract with additional radiologists to meet the increasing demand for our services, as we begin to offer services that we do not currently provide, and as a result of scheduled increases in hourly compensation under our existing professional services agreements with our affiliated radiologists.

Our medical liability expense has also increased in absolute dollars each year since inception, primarily due to increases in our medical liability premiums as our business has grown. We expect our medical liability premiums and, as a result, our medical liability expenses, to continue to increase in future periods as our business grows. In addition, if we have claims in future periods for which we deem a liability to be probable, our medical liability expense may increase.

Trends in Physician Stock-Based Compensation Expense.    The amount of physician stock-based compensation expense we record in a given period depends primarily on the number of shares subject to outstanding options held by our affiliated radiologists and the amount of increase, if any, in the value of our common stock in that period. Because of the accounting treatment required by EITF 96-18, if the value of our common stock increases over a given period, we will record a compensation expense that generally exceeds the expense we would have recorded if these individuals were employees because EITF 96-18 requires us to record the increase in the value of the option during such period as an expense. As a result, because of the relatively significant increase in value of our common stock during the first quarter of 2006 primarily as a result of our initial public offering, we recorded significant physician stock-based compensation expense in the first half of 2006 as compared to the first half of 2005. Our expense in future periods for physician stock-based compensation will be driven primarily by new equity-based grants we make to our radiologists, the rate at which those equity awards and the currently outstanding options vest over such periods, as well as changes, if any, in our stock price during such periods. We anticipate that a substantial majority of the equity-based grants we will offer to our affiliated radiologists in the future will be in the form of restricted stock units, rather than the stock option awards we have historically granted. These restricted stock unit awards typically have fewer shares subject to them as compared to an equivalent option award due to the value associated with the shares of our common stock subject to the award without regard to exercise price.

Trends in Sales, General and Administrative Expense.    Our sales, general and administrative expense has increased in absolute dollars each year since inception primarily as a result of increased payroll expenses in connection with the addition of key management personnel, software development professionals and the implementation of executive and employee bonuses. We expect that these payroll expenses will continue to increase as we continue to increase headcount as our business grows. In addition to increased payroll expense, we expect that our general and administrative expense will increase in absolute dollars due to increases in telecommunications and information technology costs and licensing and privileging costs. Also, we expect that our general and administrative expense will increase in absolute dollars due to increases in legal, accounting, consulting, staffing and insurance costs associated with being a public company. Accordingly, we expect sales, general and administrative expense to increase in absolute dollars in future periods. However, as a percentage of revenue, we expect our sales, general and administrative expense to decrease.

Trends in Non-Physician Stock-Based Compensation Expense.    In June 2005, our board of directors agreed to accelerate the vesting of the 638,876 shares of common stock held by one of our directors which resulted in a non-physician stock-based compensation expense of approximately $2.9 million, which contributed to a relatively significant non-physician stock-based compensation expense in the first half of 2005. However, we do not anticipate issuing any shares of our common stock related to non-physician stock-based compensation other than pursuant to the grant of options or shares of restricted stock or restricted stock units to our employees, directors and non-physician contractors in the ordinary course. We anticipate that a substantial majority of the equity-based grants we will offer to our employees in the future will be in the form of restricted stock units, rather than the stock option awards we have historically granted. These restricted stock unit awards typically have fewer shares subject to them as compared to an equivalent option award due to the value associated with the shares of our common stock subject to the award without regard to exercise price.

Trends in Interest Expense.    For 2005 and first quarter of 2006 our interest expense was attributable to the principal amount of debt we had outstanding primarily as a result of a loan agreement with Comerica Bank. Pursuant to this loan agreement we borrowed an aggregate of $35 million at various times throughout 2005 and the first quarter of 2006. We used the proceeds from this loan facility in part to repay previously existing debt and in part to fund a special distribution of $20 million to the holders of our then-outstanding common stock and redeemable preferred stock. We repaid all of this indebtedness on February 14, 2006 with a portion of the proceeds from our initial public offering. We do not expect to incur material interest expense in future periods.

Trends in Interest Income.    On February 14, 2006, we completed an initial public offering of our common stock from which we received net proceeds of $85.1 million after deducting underwriter discounts and commissions and approximately $1.2 million in offering costs paid during the six month period ended June 30, 2006. Of this amount, we invested approximately $63 million in a mix of highly-liquid, investment-grade securities and cash, primarily consisting of securities issued by U.S. government and federal agencies along with money market accounts and municipal securities.

Trends and Treatment of Redeemable Preferred Stock.    Upon the closing of our initial public offering, all outstanding shares of redeemable preferred stock converted into shares of common stock and the rights of the holders of redeemable preferred stock to receive accrued dividends or to exercise redemption rights terminated. As a result, since the date of the closing of our initial public offering, we do not record any additional expenses associated with the change in fair value of the conversion feature of our redeemable preferred stock, and the accretion relating to our redeemable preferred stock terminates.

Results of Operations

The following table sets forth selected consolidated statements of operations data for each of the periods indicated as a percentage of service revenue.

	Fiscal Year Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
Service revenue	100%	100%	100%	100%	100%
Operating costs and expenses:
Professional services (1)	39	38	35	33	39
Sales, general and administrative (2)	30	31	36	41	29
Depreciation and amortization	1	1	2	2	3

Total operating costs and expenses	70	70	73	76	71

Operating income	30	30	27	24	29

Other income (expense):
Interest expense	—	(2)	(2)	(2)	(1)
Interest income	—	—	—	—	3
Other, net	—	—	—	—	—
Change in fair value of redeemable preferred stock conversion feature	—	(10)	(62)	(40)	(103)

Total other income (expense)	—	(12)	(64)	(42)	(101)

Income (loss) before income taxes	30	18	(37)	(18)	(72)
Income tax expense	—	9	10	9	12

Net income (loss)	30	9	(47)	(27)	(84)
Redeemable preferred stock accretion	—	(2)	(2)	(1)	(1)
Preferred dividends	—	—	(8)	—	—

Net income (loss) applicable to common stockholders	30%	7%	(57)%	(28)%	(85)%

(1)

Includes non-cash stock-based compensation expense of $653,050 for 2003, $1,544,781 (which amount includes a non-recurring, non-cash professional services expense of approximately $1.5 million associated with the issuance of shares of our common stock to one of our affiliated radiologists) for 2004, and $916,170 for 2005 and $241,388 and $2,246,683 for the six months ended June 30, 2005 and 2006, respectively.

(2)	Includes non-cash stock-based compensation expense of $0 for 2003, $144,822 for 2004, and $3,273,018 (which amount includes a non-recurring, non-cash sales, general and administrative expense of approximately $2.9 million associated with the full acceleration of shares of common stock held by a member of our board of directors) for 2005 and $3,030,503 and $351,444 for the six months ended June 30, 2005 and 2006, respectively.

Comparison of Six Month Periods Ended June 30, 2005 and June 30, 2006

Service Revenue

	Six Months Ended June 30,		Change
	2005	2006	In Dollars	Percentage
Service revenue	$28,443,923	$42,915,772	$14,471,849	51%

The increase in service revenue from the six months ended June 30, 2005 to the six months ended June 30, 2006 resulted primarily from a 60% increase in volumes primarily due to an increase in the number of our radiology group customers and their affiliated hospitals, an increase in utilization by our customers of our hours of service and the growth in the use of diagnostic imaging technologies and procedures in the healthcare market during this period. The number of radiology group and hospital customers to which we provided service increased from 357 as of June 30, 2005 to 517 as of June 30, 2006, a 45% increase in customers, and the number of hospital sites to which we provided service increased from 714 as of June 30, 2005 to 933 as of June 30, 2006, a 31% increase. The increase in the number of our customers and hospitals served resulted primarily from increased market acceptance of teleradiology as a solution, an increase in the recognition by the marketplace of the quality of our service offerings, the success by our sales professionals in generating new customers, and an improvement in our ability to meet the increased demand for our services, primarily through the addition of affiliated radiologists and the expansion of our hours of service. In addition, the ATN acquisition, completed on September 30, 2005, contributed 51 new customers. The increase in service revenue was offset partially by pricing declines due in part to lower priced contracts from our acquisition of ATN.

Operating Costs and Expenses

Professional Services

	Six Months Ended June 30,		Change
	2005	2006	In Dollars	Percentage
Professional services (1)	$9,514,299	$16,948,047	$7,433,748	78%
Percentage of service revenue	33%	39%

(1)	Includes non-cash stock-based compensation expense of $241,388 for the six-months ended June 30, 2005 and $2,246,683 for the six-months ended June 30, 2006.

The increase in professional services expense from the six-months ended June 30, 2005 compared to the six-months ended June 30, 2006 resulted primarily from an increase in the number of our affiliated radiologists providing service, an increase in our physician stock-based compensation expense, as well as an increase in the service fees we paid to our affiliated radiologists as a result of increased volumes and scheduled increases in hourly compensation under the terms of the professional services agreements with our affiliated radiologists. From the six-months ended June 30, 2005 to the six-months ended June 30, 2006, we increased the number of our affiliated radiologists from 30 to 54. This increase was driven primarily by the increased demand for our services and was attributable to our ability to effectively recruit additional radiologists to meet such demand.

While our professional services expense increased by 78% for the period, our professional services expense as a percentage of service revenue increased from 33% for the six-months ended June 30, 2005, to 39% for the six-months ended June 30, 2006 due to the expenses described below. The following expenses comprise our professional services expense:

•	Physician Compensation Expense. Our physician compensation expense increased from $8.8 million for the six-months ended June 30, 2005 to $14.1 million for the six-months ended June 30, 2006, a 60% increase, and as a percentage of service revenue from 31% to 33% during that same period. These increases were largely due to (i) the compensation structure for the physicians who were part of the ATN acquisition and (ii) a decrease in unit pricing which was largely driven by lower priced contracts assumed from the ATN acquisition and (iii) pricing pressure from increased competition.

•	Medical Liability Expense. Our medical liability expense increased from approximately $457,000 for the six-months ended June 30, 2005 to approximately $625,000 for the six-months ended June 30, 2006, a 37% increase. As a percentage of service revenue, medical liability expense decreased slightly from 1.6% to 1.5% of service revenue. We had no claims loss contingency expense for either period and expenses are solely related to medical liability premiums. The increase as compared to the prior year was partially due to premiums we paid in connection with a policy we acquired in connection with our acquisition of ATN. This policy was subsequently cancelled in February 2006 and its coverage incorporated into the renewal of our overall medical liability policy.

•	Physician Stock-Based Compensation Expense. We experienced a significant increase in non-cash physician stock-based compensation expense from approximately $241,000 for the six-months ended June 30, 2005 to approximately $2.2 million for the six-months ended June 30, 2006. As a percentage of revenue, physician stock-based compensation expense increased from less than 1% for the six-months ended June 30, 2005 to 5% for the six-months ended June 30, 2006. This increase was driven primarily by a significant increase in our stock price in the first half of 2006 which was primarily due to the completion of our initial public offering, an increased number of physicians, and increased vesting in options held by our affiliated radiologists.

Sales, General and Administrative

	Six Months Ended June 30,		Change
	2005	2006	In Dollars	Percentage
Sales, general and administrative (1)	$11,600,119	$12,353,305	$753,186	6%
Percentage of service revenue	41%	29%

(1)	Includes non-cash stock-based compensation expense of $3,030,503 for the six-months ended June 30, 2005 and $351,444 for the six-months ended June 30, 2006.

Of the $11.6 million expense in the first half of 2005, approximately $2.9 million was due to a one time non-cash stock compensation expense associated with a restricted stock grant to one of our board members. Including non-cash stock compensation expense, expressed as a percentage of service revenue, sales, general and administrative expense is down from 41% for the six-months ended June 30, 2005 to 29% for the six-months ended June 30, 2006. Excluding non-cash stock compensation expense, expressed as a percentage of revenue, sales, general and administrative expense improved from 30% for the first half of 2005 to 28% for the first half of 2006. The increases in sales, general and administrative expense were primarily due to increases in payroll expense due to additional hiring and costs associated with operating as a public company in 2006. The following expenses comprise our sales, general and administrative expense:

•

Payroll and Related Expense.    Our sales, general and administrative headcount increased from 132 at June 30, 2005 to 200 at June 30, 2006, a 52% increase, and resulted in an increase in payroll expense from $5.0 million for the six-months ended June 30, 2005 to $7.7 million for the six-months ended June 30, 2006, a 55% increase. This increase in payroll expense resulted primarily from personnel additions in our quality control, information technology, finance, business development, sales, and licensing and privileging departments. Expressed as a percentage of service revenue, our sales, general and administrative payroll and related expenses remained consistent at 18% of service revenue for both periods. We expect higher absolute payroll expense for the balance of the year as we intend to hire additional staff to support our growing volumes from the off-hours business as well as hire key individuals to grow our final reads, subspecialty services and data and technology solutions businesses. In addition, we may incur higher performance bonus expense for key executives in the fourth quarter if certain thresholds for these performance bonuses are satisfied.

•	Information Technology and Telecommunications Expense. Our non-payroll information technology and telecommunications expense increased from approximately $824,000 for the six-months ended June 30, 2005 to approximately $943,000 for the six-months ended June 30, 2006, a 14% increase. As a percentage of service revenue, IT and telecommunications expense decreased from 3% for the six-months ended June 30, 2005 to 2% for the six-months ended June 30, 2006. This decrease resulted primarily from lower telephone service costs as the Company implemented cost reduction initiatives. We anticipate that we will experience relatively higher information technology and telecommunications expense in the fourth quarter of 2006 as we expand our operations to include centralized facilities in one or more locations in the United States to support our final reads service offering. We anticipate that these facilities will open in the first quarter of 2007.

•	Facilities Expense. Our facilities and office-based expense increased from approximately $745,000 for the six-months ended June 30, 2005 to $967,000 for the six-months ended June 30, 2006, a 30% increase. As a percentage of service revenue, facilities expense decreased from 3% for the six-months ended June 30, 2005 to 2% for the six-months ended June 30, 2006. The increase in facilities and office-based expense was driven primarily by increased facilities and occupancy expenses associated with our facilities in Sydney, Australia, Zurich, Switzerland, Milwaukee, Wisconsin, Coeur d’Alene, Idaho and Roanoke, Virginia. We anticipate that we will experience relatively higher facilities expense in the fourth quarter of 2006 as we expand our operations to include centralized facilities in one or more locations in the United States to support our final reads service offering. We anticipate that these facilities will open in the first quarter of 2007.

•	Licensing and Privileging Expense. Our non-payroll licensing and privileging expense consists primarily of fees paid in connection with the state medical licenses and hospital privileges we obtain on behalf of our affiliated radiologists. Our affiliated radiologists are licensed to practice medicine in an average of 35 states and have been granted privileges at an average of 446 hospitals. As a result of our efforts to obtain these medical licenses and staff privileges for our affiliated radiologists, we incur administrative expenses as well as fees payable to the states and hospitals. Each state typically requires a fee to be paid in connection with the issuance of a medical license as well as an additional annual fee that must be paid to maintain the medical license. In addition, many hospitals have annual fees associated with the granting of medical staff privileges. Non-payroll licensing and privileging expenses increased from approximately $537,000 for the six-months ended June 30, 2005 to approximately $652,000 for the six-months ended June 30, 2006, a 21% increase. As a percentage of service revenue, licensing and privileging costs were relatively consistent at 2% for both periods. Licensing and privileging expense is driven by the timing of new contracted physicians and the timing of renewals for existing physicians’ licenses and credentials.

•

Other General and Administrative Expense.    Our other general and administrative expense consists primarily of professional accounting, legal and consulting services, general liability insurance and employee related expenses such as recruiting, travel and entertainment. Other general and administrative expense increased from approximately $1.3 million for the six-months ended June 30, 2005 to approximately $1.5 million for the six-months ended June 30, 2006, a 21% increase. The increase in other general and administrative expense was driven primarily by increased costs associated with operating as a public company such as, investor relations and increased directors and officer’s insurance policy premiums offset by lower accounting, legal, consulting and recruiting costs. In addition, we incurred higher travel and entertainment expenses as well as increased training and costs associated with the additional headcount. As a percentage of service revenue, other general and administrative expense remained relatively consistent at 4% for both periods. We anticipate higher expense in the second half of 2006 due to the timing of costs we will likely incur related to our Sarbanes-Oxley compliance work as well as higher travel and entertainment costs associated with a large industry conference in November 2006.

•	Non-Physician Stock-Based Compensation Expense. Our non-physician stock-based compensation expense decreased from approximately $3 million for the six-months ended June 30, 2005 to approximately $351,000 for the six-months ended June 30, 2006. As a percentage of revenue, these costs were approximately 11% of revenue for the six-months ended June 30, 2005 compared to less than 1% for the six-months ended June 30, 2006. In the six-months ended June 30, 2005, approximately $2.9 million of our non-physician stock-based compensation expense related to a restricted stock grant to one of our board members.

Other Income (Expense)

Interest Expense

	Six Months Ended June 30,		Change
	2005	2006	In Dollars	Percentage
Interest expense	$461,424	$559,671	$98,247	21%
Percentage of service revenue	2%	1%

The interest expense for the six-months ended June 30, 2005 consisted primarily of interest payable under outstanding promissory notes issued to certain affiliates of Summit Partners and interest payable under a $3 million revolving line of credit with Silicon Valley Bank. The aggregate principal balance of the outstanding promissory notes was approximately $9 million through March 31, 2005. The aggregate principal balance of our revolving credit facility with Silicon Valley Bank was $3 million through March 31, 2005. On April 20, 2005, we entered into a loan agreement with Comerica Bank that provided us a $12 million term loan facility and a $3 million revolving line of credit. We used the proceeds from the term loan facility to repay in full all outstanding indebtedness under the promissory notes held by the entities affiliated with Summit Partners and the revolving credit facility with Silicon Valley Bank. In September 2005, we borrowed an additional $13 million under our term loan facility with Comerica Bank and distributed the full amount as a special distribution to the holders of our common stock and redeemable preferred stock. Prior to the initial public offering in February 2006, we borrowed an additional $7 million under our term loan facility with Comerica Bank and distributed the full amount as a special distribution to the holders of our common stock and redeemable preferred stock. Thus, our interest expense for the first half of 2006 consisted primarily of interest payable under our credit facility with Comerica Bank up until the termination of that agreement in February 2006. Upon the initial public offering in first quarter of 2006, the company repaid the balance of the term loan with Comerica Bank and terminated the loan facility. Additionally, in the six-months ended June 30, 2006 we incurred an expense of approximately $326,000 related to unamortized deferred loan fees as a result of terminating our credit facilities with Comerica Bank.

Interest Income

	Six Months Ended June 30,		Change
	2005	2006	In Dollars	Percentage
Interest Income	$32,131	$1,151,284	$1,119,153	3,483%
Percentage of service revenue	0%	3%

Interest income for the six-months ended June 30, 2006 consisted primarily of interest income on cash balances and short-term investments of the cash we received in connection with our initial public offering. We received cash proceeds of $86.3 million, of which approximately $30.1 million was used to repay all outstanding indebtedness to Comerica Bank. We invested the remaining balance in a mix of highly-liquid, investment-grade securities and cash, primarily consisting of securities issued by U.S. government and federal agencies along with money market accounts and municipal securities.

Change in Fair Value of Redeemable Preferred Stock Conversion Feature

	Six Months Ended June 30,		Change
	2005	2006	In Dollars	Percentage
Change in fair value of redeemable preferred stock conversion feature	$11,372,221	$44,183,770	$32,811,549	289%
Percentage of service revenue	40%	103%

During the six-months ended June 30, 2005, the fair value of the redeemable preferred stock conversion feature increased by a total of $11.4 million resulting in a non-cash expense of $11.4 million for the six-months ended June 30, 2005. In 2006 through the closing of our initial public offering, the fair value of the redeemable preferred stock conversion feature increased by a total of $44.2 million, resulting in a non-cash expense of $44.2 million for the six-months ended June 30, 2006. At the time of the closing of our initial public offering, all outstanding shares of redeemable preferred stock converted into common stock, and, as a result, after such date we do not record any additional expenses associated with the change in fair value of the conversion feature of our redeemable preferred stock.

Income Tax Expense

	Six Months Ended June 30,		Change
	2005	2006	In Dollars	Percentage
Income tax expense	$2,464,155	$5,114,917	$2,650,762	108%
Percentage of service revenue	9%	12%

We recorded an income tax expense of approximately $2.5 million for the six-months ended June 30, 2005 and approximately $5.1 million for the six-months ended June 30, 2006. The increase in our income tax expense was due primarily to the increase in book income before taxes, excluding the change in fair value of the preferred stock conversion feature, which is excluded when determining our income tax expense.

Preferred Stock Accretion

	Six Months Ended June 30,		Change
	2005	2006	In Dollars	Percentage
Preferred stock accretion	$521,053	$117,534	$(403,519)	(77)%
Percentage of service revenue	1%	1%

The preferred stock accretion is comprised of two types of accretion based on the underlying redeemable convertible preferred stock. For the six-months ended June 30, 2005, the preferred stock accretion consisted of $407,554 as a result of the accretion of dividends at a daily rate of 6% per annum, and $113,499 as a result of the amortization of the carrying amount of the redeemable convertible preferred to its redemption value using the effective interest method through the redemption period. For the six-months ended June 30, 2006, the preferred stock accretion consisted of $92,516 as a result of the accretion of dividends at a daily rate of 6% per annum, and $25,018 as a result of the amortization of the carrying amount of the redeemable convertible preferred to its redemption value using the effective interest method through the redemption period. At the time of the closing of our initial public offering, all outstanding shares of redeemable preferred stock converted into common stock and, as a result, after such date we do not record any additional accretion and amortization associated with the preferred stock. Thus, because we recorded an expense due to the accretion of our preferred stock for only a portion of the first quarter of 2006 and no expense in the second quarter of 2006, we experienced lower expense than that recorded in the six-months ended June 30, 2005. We will no longer record this expense in future periods.

Comparison of Fiscal Years Ended December 31, 2004 and December 31, 2005

Service Revenue

	Fiscal Year Ended December 31,		Change
	2004	2005	In Dollars	Percentage
Service revenue	$39,283,002	$64,061,528	$24,778,526	63%

The increase in service revenue from 2004 to 2005 resulted primarily from an increase in the number of our radiology group customers and their affiliated hospitals. The number of radiology group and hospital customers to which we provided service increased from 297 as of December 31, 2004 to 463 as of December 31, 2005, a 56% increase in customers. The increase in the number of our customers resulted primarily from increased market acceptance of teleradiology as a solution, an increase in the recognition by the marketplace of the quality of our service offerings, the success by our sales professionals in generating new customers, and an improvement in our ability to meet the increased demand for our service, primarily through the addition of affiliated radiologists and the expansion of our hours of service. In addition, although we are not able to accurately calculate the impact on a factor-by-factor basis due to a lack of sufficient data, our increase in service revenue during this period also resulted from an increased utilization by our customers of our hours of service and the growth in the use of diagnostic imaging technologies and procedures in the healthcare market during this period. (For example, as of December 31, 2004, we provided service from 8 p.m. to 8 a.m. for hospitals located in the eastern time zone. As of December 31, 2005, we had expanded our service offering to 5 p.m. to 8 a.m. local time for all time zones in the continental United States as well as 24-hours per day on weekends and holidays.) We were able to provide these additional hours of coverage in part due to our acquisition of DayHawk Radiology Services, LLC as well as the establishment of an additional reading facility in Zurich, Switzerland. The increase in service revenue was offset partially by pricing pressure resulting from increased competition.

Operating Costs and Expenses

Professional Services

	Fiscal Year Ended December 31,		Change
	2004	2005	In Dollars	Percentage
Professional services (1)	$15,049,399	$22,401,184	$7,351,785	49%
Percentage of service revenue	38%	35%

(1)	Includes non-cash stock-based compensation expense of $1,544,781 for 2004 and $916,170 for 2005.

The increase in professional services expense from 2004 to 2005 resulted primarily from an increase in the number of our affiliated radiologists providing service as well as an increase in the service fees we paid to our affiliated radiologists as a result of scheduled increases in hourly compensation under the terms of the professional services agreements with our affiliated radiologists. From 2004 to 2005, we increased the number of our affiliated radiologists from 27 to 47. This increase was driven primarily by the increased demand for our services and was attributable to our ability to effectively recruit additional radiologists to meet such demand. While our professional services expense increased by 49% for the period, our professional services expense as a percentage of service revenue decreased from 38% for 2004, to 35% for 2005. The following expenses comprise our professional services expense:

•	Physician Compensation Expense. While our physician compensation expense increased from $12.7 million for 2004 to $20.5 million for 2005, a 61% increase, our physician compensation expense as a percentage of service revenue remained unchanged at 32% during that same period.

•	Medical Liability Expense. Our medical liability expense increased from approximately $792,000 for 2004 to approximately $1,009,000 for 2005, a 27% increase. Of the approximately $792,000 expense recorded in 2004, $200,000 was attributable to a claims loss contingency expense on two medical liability claims. We had no claims loss contingency expense for 2005.

•	Physician Stock-Based Compensation Expense. Physician stock-based compensation expense decreased from approximately $1,545,000 for 2004 to approximately $916,000 for 2005. The physician stock-based compensation expense recorded for 2004 resulted mostly from a warrant we had issued to one of our affiliated radiologists. In November 2004, we issued shares of our common stock in satisfaction of such warrant and, therefore, did not record any additional compensation expense related to that warrant after that time. In 2005, we recorded physician stock-based compensation expense only as a result of options granted to our affiliated radiologists. As a percentage of revenue, this expense decreased from 4% for 2004 to 1% for 2005.

Sales, General and Administrative

	Fiscal Year Ended December 31,		Change
	2004	2005	In Dollars	Percentage
Sales, general and administrative (1)	$11,991,386	$22,988,027	$10,996,641	92%
Percentage of service revenue	31%	36%

(1)	Includes non-cash stock-based compensation expense of $144,822 for 2004 and $3,273,018 for 2005.

The increase in our sales, general and administrative expense from 2004 to 2005 resulted primarily from increases in payroll expense due to increases in non-physician stock compensation as described more fully below under “Non-Physician Stock-Based Compensation Expense.” Our sales, general and administrative expense for 2005 expressed as a percentage of service revenue would have been 31% had it not been for an expense of approximately $2.9 million associated with the acceleration of vesting on shares of stock held by one of our directors. In addition, sales, general and administrative expense increased due to the following factors:

•	Payroll and Related Expense. Our sales, general and administrative headcount increased from 98 at December 31, 2004 to 172 at December 31, 2005, a 76% increase, and resulted in an increase in payroll expense from $7.1 million for 2004 to $11.8 million for 2005, a 66% increase. This increase in payroll expense resulted primarily from personnel additions in our quality control, information technology, finance, and licensing and privileging departments. Expressed as a percentage of service revenue, our sales, general and administrative payroll and related expenses were approximately 18% of service revenue for both 2004 and 2005.

•	Information Technology and Telecommunications Expense. Our non-payroll information technology and telecommunications expense increased from approximately $904,000 for 2004 to approximately $1.7 million for 2005, a 91% increase. This increase resulted primarily from continued investment in the redundancy and reliability of our network as well as increased costs associated with implementing and supporting an increased number of customer sites.

•

Facilities Expense.    Our facilities and office-based expense increased from approximately $948,000 for 2004 to $1.5 million for 2005, a 62% increase. The increase in facilities and office-based expense was driven primarily by increased facilities occupancy expenses associated with office expansions in Sydney, Australia, Zurich, Switzerland, Milwaukee, Wisconsin and Coeur d’Alene, Idaho. In addition, the

Company incurred a full year’s worth of lease expense from the Dayhawk acquisition and a full quarter’s worth of lease expense from the ATN acquisition.

•	Licensing and Privileging Expense. Our non-payroll licensing and privileging expense consists primarily of fees paid in connection with the state medical licenses and hospital privileges we obtain on behalf of our affiliated radiologists. As a result of our efforts to obtain these medical licenses and staff privileges for our affiliated radiologists, we incur administrative expenses as well as fees payable to the states and hospitals. Each state typically requires a fee to be paid in connection with the issuance of a medical license as well as an additional annual fee that must be paid to maintain the medical license. In addition, many hospitals have annual fees associated with the granting of medical staff privileges. Non-payroll licensing and privileging expenses increased from approximately $930,000 for 2004 to approximately $1.0 million for 2005, a 9% increase.

•	Other General and Administrative Expense. Our other general and administrative expense consists primarily of professional accounting and legal expenses. Other general and administrative expense increased from approximately $1.6 million for 2004 to approximately $3.1 million for 2005, a 98% increase. The increase in other general and administrative expense was driven primarily by increased accounting, travel and entertainment, and recruiting costs associated with additional headcount.

•	Non-Physician Stock-Based Compensation Expense. Our non-physician stock-based compensation expense increased from approximately $145,000 for 2004 to approximately $3,273,000 for 2005. This increase resulted primarily from a non-physician stock-based compensation expense of approximately $2.9 million associated with the acceleration of vesting on 638,876 shares of common stock held by one of our directors. In addition, during 2005, we granted options to purchase 489,800 shares of common stock to our employees.

Other Income (Expense)

Interest Expense

	Fiscal Year Ended December 31,		Change
	2004	2005	In Dollars	Percentage
Interest expense	$880,671	$1,178,323	$297,652	34%
Percentage of service revenue	2%	2%

The interest expense for 2004 and for 2005 consisted primarily of interest payable under outstanding promissory notes issued to certain affiliates of Summit Partners and interest payable under a $3 million revolving line of credit with Silicon Valley Bank. The aggregate principal balance of the outstanding promissory notes was approximately $9 million through April 20, 2005. The aggregate principal balance of our revolving credit facility with Silicon Valley Bank was $3 million through April 20, 2005. On April 20, 2005, we entered into a loan agreement with Comerica Bank that provided us a $12 million term loan facility and a $3 million revolving line of credit. We used the proceeds from the term loan facility to repay in full all outstanding indebtedness under the promissory notes held by entities affiliated with Summit Partners and the revolving credit facility with Silicon Valley Bank. On February 14, 2006, we repaid all of our existing indebtedness under our loan agreement with Comerica Bank.

Change in Fair Value of Redeemable Preferred Stock Conversion Feature

	Fiscal Year Ended December 31,		Change
	2004	2005	In Dollars	Percentage
Change in fair value of redeemable preferred stock conversion feature	$3,857,500	$39,728,473	$35,870,973	930%
Percentage of service revenue	10%	62%

We first issued shares of our redeemable preferred stock on March 31, 2004. The fair value of the redeemable preferred stock conversion feature was determined to be approximately $1,670,277 on March 31, 2004 and was recorded as a liability at the date of issuance, reducing the recorded value of redeemable preferred stock. From March 31, 2004 to December 31, 2004, the fair value of the redeemable preferred stock conversion feature increased from $1,670,277 at March 31, 2004 to $5,527,777 at December 31, 2004, resulting in a non-cash expense of $3,857,500 for 2004. In 2005, the fair value of the embedded conversion feature increased from $5,527,777 at December 31, 2004 to $45,256,250 at December 31, 2005, resulting in a non-cash expense of $39,728,473. At the time of the closing of our initial public offering, all outstanding shares of redeemable preferred stock converted into common stock, and, as a result, after such date we will not record any additional expenses associated with the change in fair value of the conversion feature of our redeemable preferred stock.

Income Tax Expense

	Fiscal Year Ended December 31,		Change
	2004	2005	In Dollars	Percentage
Income tax expense	$3,662,563	$6,391,302	$2,728,739	75%
Percentage of service revenue	9%	10%

We recorded an income tax expense of approximately $3.7 million for 2004 and approximately $6.4 million for 2005. Because we operated as a limited liability company during the first quarter of 2004, we were subject to federal income taxes for only the period of April 1, 2004 to December 31, 2004, resulting in a lower income tax expense as compared to the same period for 2005.

Preferred Stock Accretion

	Fiscal Year Ended December 31,		Change
	2004	2005	In Dollars	Percentage
Preferred stock accretion	$764,742	$1,062,451	$297,709	39%
Percentage of service revenue	2%	2%

The preferred stock accretion is comprised of two types of accretion based on the underlying redeemable convertible preferred stock. For 2004, the preferred stock accretion consisted of $596,570 as a result of the accretion of dividends at a daily rate of 6% per annum, and $168,171 as a result of the amortization of the carrying amount of the redeemable convertible preferred to its redemption value using the effective interest method through the redemption period. For 2005, the preferred stock accretion consisted of $834,333 as a result of the accretion of dividends at a daily rate of 6% per annum, and $228,118 as a result of the amortization of the carrying amount of the redeemable convertible preferred to its redemption value using the effective interest method through the redemption period. At the time of the closing of our initial public offering, all outstanding shares of redeemable preferred stock converted into common stock, and, as a result, after such date we will not record any additional accretion and amortization associated with the preferred stock.

Preferred dividends

	Fiscal Year Ended December 31,		Change
	2004	2005	In Dollars	Percentage
Preferred dividends	$—	$5,486,555	$5,486,555	—%
Percentage of service revenue	—%	9%

In September 2005, we borrowed $13 million under our term loan facility with Comerica Bank and distributed the full amount as a special distribution to the holders of our common stock and redeemable preferred stock. Of this amount, approximately $5.5 million was distributed to the holders of our redeemable preferred stock. Prior to the initial public offering in February 2006, we borrowed an additional $7 million under our term loan facility with Comerica Bank and distributed the full amount as another special distribution to the holders of our common stock and redeemable preferred stock prior to the closing of the initial public offering. Of this amount, approximately $3.0 million was distributed to the holders of our redeemable preferred stock.

Comparison of Fiscal Years Ended December 31, 2003 and December 31, 2004

Service Revenue

	Fiscal Year Ended December 31,		Change
	2003	2004	In Dollars	Percentage
Service revenue	$16,216,322	$39,283,002	$23,066,680	142%

The increase in service revenue from 2003 to 2004 resulted primarily from an increase in the number of our radiology group and hospital customers. The number of radiology group and hospital customers to which we provided service increased from 165 as of December 31, 2003 to 297 as of December 31, 2004, an 80% increase. The increase in the number of our customers resulted primarily from increased market acceptance of teleradiology as a solution, an increase in the recognition by the marketplace of the quality of our service offerings, the success by our sales professionals in generating new customers, and an improvement in our ability to meet the increased demand for our service, primarily through the addition of affiliated radiologists and the expansion of our hours of service. In addition, although we are not able to accurately calculate the impact on a factor-by-factor basis due to lack of sufficient data, our increase in service revenue during this period also resulted from increased utilization by our customers of our hours of service and the growth in the use of diagnostic imaging technologies and procedures in the healthcare market during this period. For example, as of December 31, 2003, we provided service from 8 p.m. to 8 a.m. for hospitals located in the eastern time zone. As of December 31, 2004, we had expanded our service offering to 5 p.m. to 8 a.m. local time for all time zones in the continental United States as well as 24 hours-a-day coverage on weekends and holidays. We were able to provide these additional hours of coverage in part due to our acquisition of DayHawk Radiology Services, LLC as well as the establishment of an additional reading facility in Zurich, Switzerland. The increase in service revenue was offset partially by pricing pressure resulting from increased competition.

Operating Costs and Expenses

Professional Services

	Fiscal Year Ended December 31,		Change
	2003	2004	In Dollars	Percentage
Professional services (1)	$6,417,803	$15,049,399	$8,631,596	134%
Percentage of total revenue	39%	38%

(1)	Includes non-cash stock-based compensation expense of $653,050 for 2003 and $1,544,781 for 2004.

The increase in professional services expense from 2003 to 2004 resulted primarily from the following factors:

•	Physician Compensation Expense. Our physician compensation expense increased from $5.3 million for 2003 to $12.7 million for 2004, a 140% increase. This increase resulted primarily from an increase in the number of our affiliated radiologists providing service as well as an increase in the service fees we paid to our affiliated radiologists as a result of scheduled increases in hourly compensation under the terms of the professional services agreements with our affiliated radiologists. From December 31, 2003 to December 31, 2004, we increased the number of our affiliated radiologists from 15 to 27. This increase was driven primarily by the increased demand for our services and was attributable to our ability to effectively recruit additional radiologists to meet such demand. However, our physician compensation expense as a percentage of service revenue decreased from 33% to 32% from 2003 to 2004. This decrease as a percentage of service revenue resulted primarily from increased workload efficiencies of our affiliated radiologists and improvements in our workflow technologies, offset in part by contractual increases radiologist hourly compensation.

•	Medical Liability Expense. Our medical liability insurance related expense increased from approximately $491,000 for 2003 to $792,000 for 2004, a 61% increase. Of the approximately $792,000 expense recorded in 2004, $200,000 was attributable to a claims loss contingency expense on two medical liability claims. We had no claims loss contingency expense for 2003.

•	Physician Stock-Based Compensation Expense. In 2003, we recorded physician stock-based compensation expense of approximately $653,000 in connection with the issuance of warrants to purchase membership units in Nighthawk Radiology Services, LLC to two of our affiliated radiologists. In 2004, one of these warrants remained outstanding, which we satisfied by issuing 1,007,500 shares of our common stock to that radiologist, resulting in a stock compensation expense of approximately $1.5 million. In addition, in 2004, we granted options to purchase an aggregate of 554,500 shares of our common stock to our affiliated radiologists, resulting in a stock compensation expense of approximately $46,000.

Sales General and Administrative

	Fiscal Year Ended December 31,		Change
	2003	2004	In Dollars	Percentage
Sales, general, and administrative (1)	$4,862,452	$11,991,386	$7,128,934	147%
Percentage of service revenue	30%	31%

(1)	Includes non-cash stock-based compensation expense of $0 for 2003 and $144,822 for 2004.

The increase in our sales, general and administrative expense from 2003 to 2004 resulted primarily from increases in payroll expense due to the implementation of our executive bonus plan as well as increases in personnel in our management, software development, quality control and licensing and privileging departments. In addition, sales, general and administrative expense for this period increased as a result of increases in information technology and telecommunications expenses, facilities and office-related expenses, licensing and privileging expenses, sales and marketing expenses and other general and administrative expenses. Finally, sales general and administrative expense was greater for 2004 than for 2003 due to certain equity issuances in 2004 that resulted in non-physician stock compensation expense.

•

Payroll and Related Expense.    Our sales, general and administrative headcount increased from 53 at December 31, 2003 to 98 at December 31, 2004, an 85% increase. This resulted in an increase in payroll expense from approximately $2.6 million for 2003 to $7.1 million for 2004, a 173% increase. This increase in payroll expense resulted primarily from the implementation of our executive bonus plan as well as personnel additions in our quality control, information technology, finance, and licensing and privileging departments. Expressed as a percentage of service revenue, sales, general and administrative payroll expense increased from 16% of service revenue for 2003 to 18% of service revenue for 2004. This increase in sales, general and administrative payroll expense, expressed as a percentage of service revenue, resulted primarily from the implementation of the executive bonus plan.

•	Information Technology and Telecommunications Expense. Our non-payroll information technology and telecommunications expense increased from approximately $381,000 for 2003 to $904,000 for 2004, a 137% increase. This increase resulted primarily from our continued investment in the redundancy and reliability of our network as well as increased costs associated with implementing and supporting an increased number of operating sites.

•	Facilities Expense. Our facilities and office-based expense increased from approximately $431,000 for 2003 to $948,000 for 2004, a 120% increase. The increase in facilities and office based expense was driven primarily by increased facilities occupancy expenses associated with our office expansions in Sydney, Australia and Coeur d’Alene, Idaho, and the establishment of our reading facility in Zurich, Switzerland and our office in Milwaukee, Wisconsin.

•	Licensing and Privileging Expense. Our non-payroll licensing and privileging expense consists primarily of fees paid in connection with the state medical licenses and hospital privileges we obtain on behalf of our affiliated radiologists. Non-payroll licensing and privileging expenses increased from $593,000 for 2003 to $930,000 for 2004, a 57% increase.

•	Other General and Administrative Expense. Our other general and administrative expense increased from approximately $603,000 for 2003 to $1.6 million for 2004, or a 165% increase. The increase in other general and administrative expense was driven primarily by increased legal, consulting, accounting, and travel expenses.

•	Non-Physician Stock Compensation Expense. We recorded non-physician stock compensation expense of zero in 2003 because we did not issue any options or other equity securities to our employees, directors or non-physician contractors. In October 2004, we adopted the 2004 Stock Plan and began issuing options to employees and certain of our non-physician contractors. In 2004, we issued options to purchase an aggregate of 490,400 shares of our common stock to our employees, directors and non-physician contractors, resulting in stock compensation expense of $35,000. In addition, in June 2004, we issued 638,876 unvested shares of our common stock to an individual who now serves as a member of our board of directors. This resulted in a stock compensation expense of approximately $100,000 in 2004.

Other Income (Expense)

Interest Expense

	Fiscal Year Ended December 31,		Change
	2003	2004	In Dollars	Percentage
Interest expense	$6,915	$880,671	$873,756	12,636%
Percentage of service revenue	—%	2%

Our interest expense in 2003 consisted primarily of interest paid on an outstanding $1.1 million line of credit, while our interest expense in 2004 consisted primarily of interest payable under outstanding promissory notes issued to entities affiliated with Summit Partners as well as interest payable under a $3 million revolving line of credit with Silicon Valley Bank. The aggregate principal balance of the outstanding promissory notes was approximately $9 million at December 31, 2004. The aggregate balance of our revolving credit facility with Silicon Valley Bank was $3 million at December 31, 2004.

Change in Fair Value of Redeemable Preferred Stock Conversion Feature

	Fiscal Year Ended December 31,		Change
	2003	2004	In Dollars	Percentage
Change in fair value of redeemable preferred stock conversion feature	$—	$3,857,500	$3,857,500	—%
Percentage of service revenue	—%	10%

There were no shares of redeemable preferred stock outstanding in 2003 and, as a result, we did not record any expense related to the redeemable preferred stock conversion feature in 2003. We first issued shares of our redeemable preferred stock on March 31, 2004. The fair value of the redeemable preferred stock conversion feature was approximately $1,670,277 on March 31, 2004 and approximately $5,527,777 at December 31, 2004. This increase in fair value of the redeemable preferred stock conversion feature resulted in expense of $3,857,500 for 2004. At the closing of our initial public offering, all outstanding shares of redeemable preferred stock converted into common stock, and, as a result, after such date we will not record any additional expense associated with the change in fair value of the conversion feature of our redeemable preferred stock.

Income Tax Expense

	Fiscal Year Ended December 31,		Change
	2003	2004	In Dollars	Percentage
Income tax expense	$—	$3,662,563	$3,662,563	—%
Percentage of service revenue	—%	9%

We recorded an income tax provision of $0 for 2003 and approximately $3.7 million for 2004. Because we operated as a limited liability company, or LLC, during 2003, we were not subject to federal income taxes and therefore did not record an income tax provision for that period.

Redeemable Preferred Stock Accretion

	Fiscal Year Ended December 31,		Change
	2003	2004	In Dollars	Percentage
Redeemable preferred stock accretion	$—	$764,742	$764,742	—%
Percentage of service revenue	—%	2%

The redeemable preferred stock accretion is comprised of two types of accretion based on the underlying redeemable preferred stock: (1) $168,171 represents the accretion of dividends at a daily rate of 6% per annum, and (2) $596,571 represents the accretion of the carrying amount of the redeemable preferred to its redemption value using the effective interest method through the redemption period.

Quarterly Results of Operations

The following table presents a summary of our unaudited consolidated results of operations for the eight quarters ended June 30, 2006. The information for each of these quarters has been prepared on a basis consistent with our audited consolidated financial statements. You should read this information in conjunction with our consolidated financial statements and notes thereto included elsewhere in this report. The operating results for any quarter are not necessarily indicative of results for any future period.

	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004 (1)	Mar. 31, 2005 (1)	June 30, 2005 (1)	Sept. 30, 2005 (1)	Dec. 31, 2005 (1)	Mar. 31, 2006 (1)	June 30, 2006 (1)
			(in thousands except per share data)
Service revenue	$7,410	$9,290	$10,973	$11,609	$13,112	$15,332	$17,144	$18,474	$20,039	$22,877
Operating costs and expenses	5,295	6,203	7,174	8,897	8,870	12,796	11,754	13,320	14,994	15,361

Operating income	2,115	3,087	3,799	2,712	4,242	2,536	5,390	5,154	5,045	7,516
Income (loss) before income taxes	2,110	1,487	2,201	1,190	2,608	(7,680)	(11,621)	(6,877)	(39,326)	(8,251)
Net income (loss)	$1,822	$417	$853	$232	$1,049	$(8,585)	$(13,586)	$(8,838)	$(41,226)	$(5,036)
Earnings (loss) per common share—Basic	$0.06	$0.01	$0.04	$0.00	$0.05	$(0.51)	$(1.12)	$(0.52)	$(1.69)	$(0.17)
Earnings (loss) per common share—Diluted	$0.06	$0.01	$0.04	$0.00	$0.04	$(0.51)	$(1.12)	$(0.52)	$(1.69)	$(0.17)

(1)	Includes operating results for DayHawk and ATN since the date of each respective acquisition.

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-term Investments

Our financial position included cash, cash equivalents and short-term investments of $12.6 million at December 31, 2005 and $73.3 million at June 30, 2006. During the six-months ended June 30, 2006, we received net cash proceeds of $85.1 million from our initial public offering, after deducting an aggregate of $6.5 million in underwriting discounts and commissions and approximately $1.2 million in other costs paid in the first half of 2006 in connection with the offering.

During the six-months ended June 30, 2006 we used approximately $31.0 million to repay outstanding debt.

Operating Activities

Since our inception in August 2001, we have funded our operations primarily from cash flows generated by our operating activities. Net cash from operations was approximately $2.2 million during the six-months ended June 30, 2005 and approximately $7.6 million for the six-months ended June 30, 2006, a 247% increase.

For the six-months ended June 30, 2006, we generated net cash from operations of approximately $7.6 million from a net loss of approximately $36.2 million (which net loss reflects approximately $46.6 million of non-cash charges that did not impact our net cash from operations during this period). Our net cash from operations during this period included an increase in our accounts payable and accrued expenses of approximately $14,000 and was offset by an increase in accounts receivable of approximately $894,000, a decrease in accrued payroll and related benefits of approximately $246,000, an increase in prepaid expenses and other assets of approximately $1.3 million and a decrease in our accrued interest payable of approximately

$425,000. These changes can be attributed primarily to the growth in our business as well as other factors described more fully below.

For the six-months ended June 30, 2005, we generated net cash from operations of approximately $2.2 million from a net loss of approximately $7.5 million (which reflects approximately $14.9 million of non-cash charges that did not impact our net cash from operations during this period). Our net cash from operations during this period included an increase in our accounts payable and accrued expenses of approximately $524,000 and was offset by an increase in accounts receivable of approximately $4.0 million, a decrease in our accrued payroll and related benefits of approximately $194,000 and an increase in prepaid expenses and other assets of approximately $1.3 million. These changes were all in the ordinary course and can be attributed primarily to the growth in our business and the timing of our cash receipts and disbursements.

The changes in our operating assets and liabilities and the associated impacts on our net cash from operations during the six-months ended June 30, 2005 as compared to the changes during the six-months ended June 30, 2006 were primarily due to the following factors:

•	Accounts Receivable. Net cash from accounts receivable decreased by $894,000 during the six-months ended June 30, 2006 compared to a $4.0 million decrease during the six-months ended June 30, 2005. This change was attributable primarily to a decrease in our days sales outstanding, or DSO, from 53 to 45. We calculate our DSO based upon a three month average of accounts receivable and revenue. The decrease in our DSO was primarily due to improved turnaround of invoicing associated with our implementation of an automated billing system. We completed implementation of this automated billing process in September 2005 and believe it, together with an increased focus on the collection process, has enabled us to prepare and deliver invoices more quickly.

•	Accounts Payable and Accrued Expenses. Net cash from accounts payable and accrued expenses increased by approximately $14,000 during the six-months ended June 30, 2006 and approximately $524,000 during the six-months ended June 30, 2005. This increase was primarily due to the mix and timing of accounts payable payments.

•	Deferred Income Tax Expense. Net cash used for deferred income tax expense increased by approximately $1.3 million during the six-months ended June 30, 2006 and approximately $352,000 during the six months ended June 30, 2005. The increase in cash used is primarily due to an increase in taxes paid resulting from temporary non-deductible higher stock compensation expense in 2006 than in the first half of 2005.

Net Cash Used in Investing Activities

Net cash used in investing activities was $1.6 million for the six-months ended June 30, 2005 compared to $38.3 million for the six-months ended June 30, 2006. Investments in securities with maturities greater than ninety days are classified as investing activities on the Statement of Cash Flows. This increase in net cash used in investing activities over this period resulted primarily from the purchase of these short-term investments from part of the net cash proceeds received from our recent initial public offering. We also received $4.5 million for maturities of investments during the six month period ended June 30, 2006. We also invested approximately $1.3 million in property and equipment during the six-months ended June 30, 2006 and approximately $1.1 million during the six-months ended June 30, 2005. The majority of these capital expenditures were associated with purchases of equipment and the continued investment in our information technology infrastructure. We anticipate higher capital expenditures in the upcoming months related to the opening of one or more new facilities in the United States. The non-recurring costs associated with these new facilities are estimated at approximately $750,000.

Net Cash Provided By Financing Activities

Net cash provided by financing activities was $54.1 million for the six-months ended June 30, 2006. During the first six months of 2006 we completed our initial public offering from which we received net proceeds of

$85.1 million after deducting discounts and commissions paid to our underwriters and approximately $1.2 million in offering costs paid during the six month period.

On January 2, 2006, we paid a regularly scheduled debt payment to Comerica Bank in the amount of $1,074,219. On February 8, 2006, we borrowed an additional $7.0 million under our term loan facility and distributed the full amount as a special dividend to the holders of our common stock and our then-outstanding redeemable convertible preferred stock. On February 14, 2006, we repaid in full the outstanding principal with Comerica Bank in the amount of $29,851,563 with proceeds from our initial public offering. After repaying this outstanding debt, we terminated our term and revolving loan facilities with Comerica Bank.

We believe that our cash balances and the expected cash flow from operations will be sufficient to fund our operating activities, working capital, acquisitions and capital expenditure requirements for the next eighteen months. We expect our long-term liquidity needs to consist primarily of working capital, capital expenditure requirements and future acquisitions. We intend to fund these long-term liquidity needs from cash generated from operations. However, our ability to generate cash is subject to our performance, general economic conditions, industry trends and other factors. Many of these factors are beyond our control and cannot be anticipated at this time. To the extent that funds generated by our initial public offering, together with existing cash and securities and cash from operations, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. If additional funds are obtained by issuing equity securities, substantial dilution to existing stockholders may result. Other than our agreement with ATN, we do not currently have any obligations pursuant to any agreement or binding letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, services or technologies. However, we may enter into these types of arrangements in the future, which could require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Off-Balance Sheet Arrangements and Contractual Obligations

Off-Balance Sheet Arrangements

The Company’s Sydney office lease and our medical liability insurance policy are collateralized by separate letters of credit in the amounts of $157,284 and $400,000 as of June 30, 2006.

Contractual Obligations

The following table presents a summary of our contractual obligations and commitments as of December 31, 2005 excluding the redeemable preferred stock and redeemable common stock. At the time of our initial public offering all outstanding shares of redeemable preferred stock converted into shares of common stock, the rights of the holders of redeemable preferred stock to receive accrued dividends terminated and the redemption rights of certain holders of common stock terminated. Professional services agreements with our affiliated radiologists are not included because they are terminable by either party, subject to certain notice provisions. We used a portion of the proceeds from our initial public offering to repay in full all outstanding long term debt and accrued interest.

	Payments Due Within
	1 Year	2-3 Years	4-5 Years	More than 5 Years	Total
Long term debt (including current portion) (1)	$24,003,429	$—	$—	$—	$24,003,429
Operating lease commitments	1,021,902	1,881,807	1,047,810	2,520,598	6,472,117

Total contractual obligations	$25,025,331	$1,881,807	$1,047,810	$2,520,598	$30,475,546

(1)	On February 14, 2006, Nighthawk paid off $30.1 million of the term note payable plus accrued interest thereon, $7 million of which was borrowed subsequent to December 31, 2005.

During the six months ended June 30, 2006, we signed a lease for our Information Technology Group in Milwaukee, Wisconsin. The lease expires in 2012 and resulted in an additional total lease commitment of approximately $500,000.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

Although most of our affiliated radiologists work from our centralized reading facilities in Australia and Switzerland, the professional service fees we pay to our affiliated radiologists are denominated primarily in U.S. dollars. As a result, only our operating leases in those countries present foreign currency exchange risks. Because we are not currently subject to material foreign currency exchange risk, we have not, to date, entered into any hedging contracts. If a weakening U.S. dollar requires us to increase the amounts we pay to our affiliated radiologists in the future in order to maintain a constant level of compensation denominated in U.S. dollars, our results of operations and cash flows could be affected. Any foreign exchange risks are related to the foreign currency exchange rates between the U.S. dollar and the Australian dollar and between the U.S. dollar and the Swiss franc.

Interest Rate Sensitivity

We had cash and cash equivalents totaling $2.2 million at December 31, 2003, $5.8 million at December 31, 2004, $12.6 million at December 31, 2005 and $36.1 million at June 30, 2006. These amounts were invested primarily in interest-bearing money market accounts. The cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. We believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. However, any declines in interest rates will reduce future investment income.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)) which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123(R) requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments. In accordance with SFAS No. 123(R), the Company expenses the fair value of all employee stock option awards in the Company’s statement of operations, typically, over the related vesting period of the options. SFAS No. 123(R) requires use of fair value to measure share-based awards issued to employees, computed at the date of grant. The Company adopted SFAS No. 123(R) as of January 1, 2006 and the adoption did not have a material effect on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005. The Company adopted SFAS No. 153 as of January 1, 2006 and the adoption did not have a material effect on the Company’s consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. The provisions of SFAS No. 154 are effective for fiscal years beginning after December 15, 2005. The Company adopted SFAS No. 154 as of January 1, 2006 and the adoption did not have a material effect on the Company’s consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires the recognition in the consolidated financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of January 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN 48 on the Company’s consolidated financial statements.

In September 2006, the FASB issued Statement 157, Fair Value Measurements. Statement 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. The provisions of SFAS 157 are effective as of January 1, 2008. We anticipate that SFAS 157 will not have a material impact on our financial statements.

BUSINESS

Overview

We believe that we are the leading provider of radiology services to radiology groups and hospitals across the United States. Our team of American Board of Radiology-certified, U.S. state-licensed and hospital-privileged radiologists uses our proprietary workflow technology to provide radiological interpretations, or reads, remotely to our customers in the United States. The reads that we provide consist primarily of off-hours preliminary diagnoses of emergency trauma and non-traumatic conditions. These reads are conducted primarily from our centralized reading facilities located in Sydney, Australia and Zurich, Switzerland. By locating our affiliated radiologists in Australia and Switzerland, we can provide off-hours reads in the United States during our radiologists’ local daylight hours while providing our physicians with the ability to work during the day time in a pleasant environment with dedicated support teams. In addition to preliminary reads, we provide our customers with final reads, which are conducted by our affiliated radiologists in the United States. We anticipate opening one or more U.S.-based centralized reading facilities in the first quarter of 2007 from which these final reads can be provided.

As of June 30, 2006, our affiliated radiologists provided services to 517 customers serving 933 hospitals, or approximately 17% of all hospitals in the United States. Most of these customers do not currently contract for all of the hours of coverage that we are able to provide. Based on a 2003 survey conducted by the American College of Radiology which estimated the total number of annual reads performed in the United States during all time periods, we believe that we are the leading provider of reads during off-hours periods. Since our first full year of operations, we have experienced significant revenue growth, from $4.7 million in 2002 to $64.1 million in 2005 and to $42.9 million for the six month period ended June 30, 2006.

The U.S. healthcare market is experiencing a substantial increase in the development and use of diagnostic imaging technologies and procedures. From 2000 to 2003, computed tomography procedures, which currently comprise approximately 88% of the reads performed by our affiliated radiologists, increased at an average annual rate of 14.0%. In contrast, the number of radiologists is only increasing by approximately 1.5% annually. In addition, U.S. hospitals now generally require their contracted radiology groups to provide services 24-hours per day, seven days a week. As a consequence, radiologists have experienced, and we believe will continue to experience, increased workloads and increased demands to provide reads during regular and off-hours periods.

For radiology groups, providing off-hours reads often results in the allocation of scarce physician resources to periods during which the volume of diagnostic imaging procedures for any one radiology group is typically low, resulting in operating inefficiencies and related costs. In addition, requirements to provide off-hours reads often limit the growth of radiology groups because of the difficulty of recruiting new radiologists into radiology groups that have off-hours coverage commitments. These radiology groups, which provide substantially all emergency radiology services in the United States, comprise the principal market for our services. By reducing the burdens associated with providing off-hours reads, we believe that we can improve the efficiency and productivity of radiology groups by enabling them to allocate their scarce physician resources to regular business hours, which typically are periods of higher demand. We also believe that our services enable radiology groups to recruit and retain radiologists more effectively, which permits them to pursue additional growth opportunities.

For individual radiologists, providing off-hours reads often results in a significant quality-of-life burden. During an on-call period, a radiologist may be required to perform reads several times during a night, often waking the radiologist or otherwise disrupting the radiologist’s evening. By providing off-hours reads on behalf of radiologists, we believe that our service improves their quality of life.

The substantial majority of the reads that we provide are preliminary diagnoses used by a treating physician to determine whether any immediate action is required in response to symptoms being presented by a patient. Typically, the preliminary diagnosis is followed the next morning by a more exhaustive final read performed by a local radiologist affiliated with our customer. Because third-party payors and patients pay only for the final reads performed by our customers and not the preliminary reads that we provide, our services do not result in any incremental costs to third-party payors or patients nor are we currently dependent on payments by them. All of our customers are located in the United States and, as a result, all of our service revenue to date has been generated from the United States.

In the first half of 2006, we began providing our customers with the ability to receive final and subspecialty interpretations in addition to the preliminary reads we have historically provided. This service offering is in response to the needs of our radiology group customers as the growth in imaging continues to put increasing demands on radiologists, requiring radiology groups to work longer hours and/or hire additional radiologists. By offering final read capabilities we can reduce this burden as well as provide our customers with access to our high quality radiologists, many of whom are fellowship-trained in subspecialty fields which can help improve the quality of care for our customers’ patients and serve as a valuable resource for our customers.

Industry Background

Diagnostic Imaging

The practice of diagnostic radiology involves the interpretation of images of the human body to aid in the diagnosis and treatment of diseases, conditions and injuries. Diagnostic imaging procedures include computed tomography, or CT, magnetic resonance imaging, or MRI, ultrasound, nuclear medicine and X-ray technologies. Diagnostic radiologists correlate imaging findings with clinical information and other medical examinations, make diagnoses and may recommend further examinations or treatments. Frost & Sullivan, a research firm, estimates that 420.7 million diagnostic imaging procedures were performed in the United States in 2003.

Due to significant advances in imaging quality and technology, diagnostic imaging procedures are becoming increasingly essential components of the practice of medicine in most medical centers and hospitals. The non-invasive nature of most diagnostic imaging procedures, combined with faster digital processing capabilities and rapid broadband connectivity that allows for the transmission of images to radiology experts, has made the performance of these procedures in the emergency room and in other treatment venues more appealing and practical. As a result, physicians are relying more heavily on imaging procedures and radiological interpretations provided by radiologists as a standard of care to aid in patient care management decisions, resulting in continuing growth in the volume of radiological procedures performed. According to Frost & Sullivan, the volume of diagnostic radiology procedures increased during the periods indicated as follows:

Type:	Procedures in 2000	Procedures in 2003	Average Annual Increase (1)	Description
Computed Tomography (CT)	34.1 million	50.6 million	14.0%	Uses specialized X-ray equipment to create cross-sectional views of internal anatomy

Magnetic Resonance Imaging (MRI)	14.5 million	21.0 million	13.0%	Uses radio frequency waves and a strong magnetic field to produce images of internal anatomy

Type:	Procedures in 1993	Procedures in 2003	Average Annual Increase (1)	Description
Computed Tomography (CT)	20.0 million	50.6 million	9.7%	Uses specialized X-ray equipment to create cross-sectional views of internal anatomy

Ultrasound	40.0 million	60.0 million	4.1%	Uses high-frequency sound waves to obtain images of internal anatomy

Magnetic Resonance Imaging (MRI)	7.9 million	21.0 million	10.3%	Uses radio frequency waves and a strong magnetic field to produce images of internal anatomy

X-ray	231.5 million	270.1 million	1.6%	Uses radiation passing through the body to produce images of internal anatomy

(1)	Percentages calculated by NightHawk Radiology Holdings, Inc.

The diagnostic imaging services industry is expected to continue to grow as a result of:

Positive market dynamics.    Increasing physician awareness and utilization of imaging as a standard of care to aid in patient diagnosis, including its use as a preventive screening method, as well as an increased availability of diagnostic imaging equipment in medical centers and hospitals, has fueled the growth of the diagnostic imaging industry. Also, the use of diagnostic imaging procedures has risen with the increased provision of healthcare services generally due to an aging population in the United States. In addition, hospital emergency rooms are increasingly the first point of entry into the healthcare system for patients, resulting in a greater number of radiological procedures being ordered by emergency room physicians. Finally, diagnostic imaging procedures are being ordered more frequently than in the past as physicians seek to better manage medical liability risks by gathering as much data as possible to support their diagnoses and treatment protocols.

Advances in diagnostic imaging technologies.    Advances in diagnostic imaging technologies and techniques have resulted in higher quality images, which facilitate the diagnosis of a wide variety of diseases and injuries quickly and accurately without exploratory surgery or other invasive procedures that are typically more expensive and result in higher risk and rehabilitation time to the patient. New imaging technologies and techniques have also permitted radiologists to make additional diagnoses not previously possible and have resulted in broader applications for diagnostic imaging technologies.

Advances in diagnostic-quality image transmission technologies.    The advent of the Digital Imaging and Communications in Medicine, or DICOM, standard for transferring images and associated information, high-speed broadband internet connections, digitization and picture archival and communication systems, or PACS, has contributed to increased utilization of diagnostic imaging technologies by permitting radiologists to practice remotely. As a result of these improvements in image transmission technologies, the time needed for an offsite radiologist to complete a read has generally decreased. Particularly in an emergency room setting, more rapid diagnosis of acute medical problems aids in the prompt identification of patients that need urgent surgery or hospital admission, decreases mortality and morbidity, and reduces healthcare costs by averting unnecessary hospital admissions and surgery.

The Current Approach to Off-hours Radiology

Emergency room physicians increasingly consider radiological interpretations a necessary resource that must be immediately available to them, including during off-hours periods, to aid their diagnoses. As a result, hospitals typically contract with outside radiology groups to provide radiological interpretations 24-hours per day, seven days a week.

At most hospitals, when an emergency occurs outside regular business hours and a radiological procedure has been performed, either the emergency room physician or a radiologist from the contracted radiology group will interpret the radiological images. For certain simple procedures, such as an X-ray of a broken bone, the emergency room physician often performs the interpretation. For more complex images of intricate anatomy generated by CT, MRI, ultrasound and nuclear medicine procedures, the on-call radiologist, rather than the emergency room physician, typically performs the interpretation. When an on-call radiologist is required to perform the read, emergency room personnel will contact the radiologist, often waking the radiologist or otherwise disrupting the radiologist’s evening or weekend, and then transmit the images, often to the radiologist’s home office. The radiologist will interpret the images and call or fax preliminary findings to the emergency room physician for appropriate patient management. During any given night, an on-call radiologist may repeat this routine several times. The following regular business day, a final interpretation is performed by the same or a different radiologist in order to confirm the preliminary analysis.

This approach presents certain challenges to radiology groups, including:

•	Decreased productivity and efficiency. As a consequence of the interrupted sleep patterns that often result from performing off-hours reads, a radiologist may be less productive or may not work at all the following day. In addition, providing off-hours reads requires the allocation of scarce physician resources to off-hours periods that for any one radiology group are typically characterized by lower volumes of procedures, which results in operating inefficiencies and related costs for a radiology group.

•	Recruitment and retention. The on-call paradigm, characterized by nighttime and weekend service requirements, results in a compromised quality of life for on-call radiologists. The current shortage of radiologists has resulted in a job market where radiologists can be selective regarding professional opportunities and has increased the challenges associated with recruiting and retaining radiologists willing to provide off-hours reads. As a consequence, radiology groups are increasingly finding it difficult to retain radiologists or increase the size of their practice groups if they have off-hours coverage commitments.

Some radiology groups and hospitals have responded to these challenges by designating certain radiologists to work exclusively during the night. This approach also presents challenges due to the scarcity of radiologists interested in working nighttime shifts, high turnover rates and higher salary demands for such work. Also, there is often less camaraderie and onsite interaction with colleagues.

Our Solution

We believe we are the leading provider of radiology services to radiology groups and hospitals across the United States. Our team of American Board of Radiology-certified, U.S. state-licensed and hospital-privileged radiologists provides radiological interpretations to our customers in the United States primarily from our centralized reading facilities located in Sydney, Australia and Zurich, Switzerland. We contract with radiology groups and hospitals in the United States to cover their off-hours radiology needs.

Key benefits of our solution to radiologists, hospitals and patients include:

•	Improved efficiency for our customers. By using our services, radiology groups with off-hours coverage commitments may allocate scarce physician resources to periods during which the volume of radiological procedures is typically higher than during off-hours periods. This reallocation of resources can reduce the operating inefficiencies and related costs typically associated with providing off-hours coverage.

•	Enhanced quality of patient care. We believe that our solution enhances the ability of our customers to provide high-quality healthcare services to their patients 24 hours per day, seven days a week, as a result of the following:

°	Focus on emergency radiology. As of June 30, 2006, our affiliated radiologists received emergency radiological examinations from more than 933 hospitals, resulting in our affiliated radiologists devoting their working hours almost exclusively to performing emergency radiology interpretations. Due to this focus, we consider our affiliated radiologists to be specialists in the area of emergency radiology.

°	Multiple physician review. Our affiliated radiologists typically perform preliminary reads in order to assist emergency room physicians in determining what immediate care, if any, is necessary for emergency room patients. Following our preliminary read, a radiologist associated with the radiology group servicing the applicable hospital will typically perform a final read. Because two independent radiologists review each set of radiological images, we believe that the expertise brought to each examination and the resulting quality of patient care is increased.

°	Wider access to care. Any hospital that has or installs a DICOM image server and that has broadband internet access can utilize our services. As a result, patients in underserved or rural communities, which are often challenged in recruiting radiologists to practice in their locales, can have the same access to radiological services as patients in other areas.

°	Practice during daylight hours. U.S. radiologists typically provide reads during nighttime shifts as a result of on-call coverage commitments. Our affiliated radiologists work primarily in our reading facilities located in Sydney, Australia and Zurich, Switzerland where, due to geographic time differences, they perform off-hours reads for our customers during the radiologists’ local daylight hours.

•	Recruitment and retention of radiologists by our customers. Our solution enhances the quality of life of our customers’ radiologists by reducing their off-hours coverage commitments. As a consequence, we believe that our customers can more effectively recruit and retain highly-qualified radiologists in a competitive job market where off-hours coverage commitments often result in lower job satisfaction.

•	Highly-qualified radiologists. Our affiliated radiologists are American Board of Radiology-certified in the United States and have received their medical training at some of the most respected medical schools in the United States. These radiologists include former chief residents and fellows from Cornell University, Harvard University, New York University, Northwestern University, the University of Pennsylvania, Stanford University and Vanderbilt University. In recognition of the expertise that our affiliated radiologists have developed in emergency radiology, Harvard’s Brigham & Women’s Hospital has established a program that places their emergency radiology fellows in our Sydney facility in order to train with our affiliated radiologists.

•	Efficient delivery of services. We have developed proprietary workflow technology that is designed to distribute radiological images and data to the appropriately licensed and privileged radiologist best able to provide the radiological interpretation, including a determination of applicable subspecialty training, in the least amount of turnaround time. As a result of this technology, together with the support provided by our administrative professionals, our affiliated radiologists can better focus on the interpretation of radiological images without the burden of dedicating valuable time to administrative matters, resulting in more efficient delivery of our services to our customers and their patients.

•	Centralized reading facilities. We deliver our solution primarily from centralized reading facilities located in Sydney, Australia and Zurich, Switzerland. We anticipate opening one or more U.S.-based centralized facilities in the first quarter of 2007 from which final reads can be provided. By utilizing a centralized approach to the provision of radiology services, we believe that we are able to enhance the quality, efficiency and reliability of the services that we provide to our customers in the following ways:

°

Quality-control professionals.    Our quality-control professionals relieve much of the administrative and technical burden typically associated with a radiology practice by coordinating the communication and transmission of images with the originating hospitals, remediating any technology failures, and finalizing and delivering the results of our affiliated radiologists’ reads. By reducing administrative burdens on our affiliated radiologists, our quality-control professionals enable our affiliated radiologists to better focus on the interpretation of radiological images, which we believe enhances the quality and efficiency of our solution.

°	Quality-assurance professionals. Our quality-assurance professionals serve as liaisons to our customers and evaluate and respond to any feedback that we may receive. We believe that these professionals enable us to quickly and effectively improve our services in order to respond to the changing needs of our customers.

°	Collaboration among radiologists. When working in our centralized facilities, our affiliated radiologists are able to collaborate with one another regarding their reads, which we believe can increase the expertise that can be brought to any particular read.

°	Technology infrastructure and technical-support professionals. Our approach enables us to centrally deploy the computers and servers that comprise our technical infrastructure and to maintain a staff of on-site, technical-support personnel. As a result, we are able to monitor our computer systems and to take appropriate actions to prevent or respond to technical problems quickly and efficiently. We believe that this limits downtime and enhances the reliability of our services. Since our inception, our systems and our online connections to our customers have been operational during more than 99.9% of our service periods.

•	No additional cost to patient or third-party payors. We currently contract directly with radiology groups and hospitals to provide radiology coverage, and bill the customer for the reads that we perform. Because the contracts between our customers and third-party payors typically permit the radiologists to charge a prescribed fixed fee only for final reads, there are no additional costs for our services to the patients or third-party payors.

Key benefits of our business model include:

•	First-mover advantage. Our early entry into the emerging field of off-hours teleradiology services has permitted us to become well-established with our customers and to establish a brand that we believe has become synonymous with off-hours radiology coverage. As a consequence of the relationships that we have developed with our customers, the current shortage of radiologists, and the burdens associated with licensing and privileging radiologists for a multi-state, multi-hospital practice, we believe that we can leverage our current market position to effectively compete with existing and future market entrants. In addition, we believe that newer market entrants may have difficulty recruiting and retaining the number of highly-qualified radiologists necessary to provide the breadth of off-hours coverage that we provide, and that they may be unable to efficiently manage the licensing and privileging requirements necessary to rapidly increase the size and geographic scope of their businesses.

•	Strong customer retention. Since our formation in 2001, we have secured approximately 403 radiology groups and 114 hospitals as customers. Our customer contracts typically have one-year terms that automatically renew each successive year unless terminated by the customer or by us. Since our inception, more than 97% of our contracts up for renewal have been renewed. We believe that our outstanding customer retention rate confirms the economic and other benefits that our solution provides to our customers and their patients.

•	Recruitment and retention of radiologists by us. We have been able in the past, and believe that we will continue to be able in the future, to recruit and retain radiologists as necessary to meet increasing demand for our services and the growth of our business. We believe that our success in recruiting and retaining radiologists in a competitive labor market is largely a result of our ability to provide our affiliated radiologists with flexible schedules that permit them to avoid nighttime work and our competitive compensation packages. In addition, we have strategically located our primary reading facilities in Sydney and Zurich in an effort to provide opportunities for radiologists to work during the daytime in attractive, cosmopolitan cities.

•	Capital-efficient scalability. We have designed our technology, workflow processes and facilities to accommodate continuing growth in our business and the volume of diagnostic images delivered to our affiliated radiologists for interpretation. We believe that we can accommodate future growth in our business in a capital-efficient manner because our fixed costs are a relatively small portion of our expenses and are largely unaffected by the volume of diagnostic images transmitted to our facilities or the distance of the transmissions. In addition, we believe that we can increase our number of affiliated radiologists and associated administrative professionals in a timely manner in response to increased demand for our services.

•	Licensing and privileging expertise. All of our affiliated radiologists have the necessary licenses and privileges to read the images that are delivered to them, and we have developed a staff of more than 37 full-time professionals dedicated to obtaining and renewing the necessary licenses and privileges. We are accredited by the Joint Commission on the Accreditation of Healthcare Organizations, or JCAHO, which permits our customers’ hospitals, to the extent that they are also JCAHO-accredited, to rely on our internal privileging processes for our affiliated radiologists. This enables us to streamline a privileging process that otherwise can vary significantly among hospitals and to reduce the time required to launch services to a new customer. Our affiliated radiologists are licensed to practice medicine in an average of 35 states and have been granted privileges at an average of 446 hospitals.

Our Strategy

Our objective is to expand on our position as the leading provider of radiology services to radiology groups across the United States. We believe that our brand has become synonymous with off-hours radiology coverage and that we have established a position as a leading innovator and thought-leader in the radiology services industry. We intend to capitalize on our brand and reputation to facilitate greater acceptance and expansion of teleradiology services while at the same time improving the overall quality of patient care. Key elements of our strategy include:

•	Target new customers with expanded sales and marketing efforts. We intend to increase our customer base through a combination of sales and marketing initiatives, continued focus on customer service and the provision of services and technologies that meet our customers’ needs. We recently increased the number of direct sales professionals that we employ to sixteen in order to continue to aggressively target radiology groups of all sizes as well as governmental and military establishments.

•	Continue to enhance our service offerings. Beginning in the first half of 2006, we have expanded our service offerings beyond off-hours emergency services. These services include the provision of final interpretations as well as subspecialty services for modalities and applications that present significant challenges and that often require fellowship-trained radiologists to interpret. By implementing our centralized approach in the United States, we believe we will be able to extend the advantages of our teleradiology solution to our radiology group customers 24 hours a day, seven days a week, to assist them in all aspects of their practices. We believe our current customer base of over 933 hospitals will provide us with an opportunity to grow this new business.

•	Expand our customers’ utilization of our current service hours for our off-hours services. Our customers currently have the flexibility to contract with us for off-hours coverage commitments between the hours of 5 p.m. and 8 a.m., local time, Monday through Friday, and up to 24-hours per day on weekends and holidays. Most of our customers do not currently contract for all of the hours of coverage that we are able to provide. Through our sales and marketing efforts, we will seek to convince these customers to use additional hours of coverage during these time periods.

•

Pursue strategic acquisitions.    We regularly consider, and intend to continue to pursue, strategic acquisitions that are complementary to our business or offer us other strategic benefits, such as broadening our service offerings, expanding our technology platform or strengthening our position in existing markets. For example, in November 2004, we acquired DayHawk Radiology Services, LLC, a teleradiology service provider, primarily to facilitate the expansion of our service hours. Also, in

September 2005, we acquired American Teleradiology Nighthawks, Inc. This acquisition provided us with a business that allowed us to increase our customer base by acquiring the customer contracts previously held by ATN, and has accelerated our entry into a complementary teleradiology business in which we are focusing on partnering with radiologists in order to supplement the services they provide to their hospitals. In addition to the benefits described above, strategic acquisitions may also facilitate our entry into other domestic or international markets.

•	Develop markets for our data and technology solutions. We believe that there may be an opportunity to market our proprietary information management and technology solutions to radiology groups in the United States and around the world. Our technology solutions are designed to optimally distribute radiological images to the appropriately licensed and privileged radiologist best able to provide the radiological interpretation in the least amount of turnaround time, enabling the radiology group to operate its practice more efficiently and effectively. In addition, we are exploring data solutions that may be of value to our customers.

Operations

Service Offerings.    We currently offer our comprehensive suite of radiology services, including our off-hours preliminary reads, final reads and subspecialty services, to our customers 24-hours per day, seven days a week, including weekends and holidays. The off-hours preliminary services that we provide are conducted by our affiliated radiologists primarily from our centralized reading facilities located in Australia and Switzerland where, due to geographic time differences, they are working during daylight hours. By locating affiliated radiologists in Australia and Switzerland, we can provide off-hours reads in the United States during local daylight hours at our reading facilities.

In addition to preliminary reads, we provide our customers with final reads and subspecialty services. Because final reads must be performed from within the United States to be eligible for reimbursement under Medicare and Medicaid, the final reads we provide are currently conducted by our affiliated radiologists from their homes or home offices throughout the United States. Beginning in the first quarter of 2007, we anticipate opening one or more U.S.-based centralized facilities, including a facility to be located in San Francisco, California, from which these final reads can be provided.

Affiliated radiologists.    As of June 30, 2006, we had 54 affiliated radiologists who were providing services for us, and an additional 12 radiologists who had entered into contracts with us but had not yet begun to provide services. We structure our relationships with our affiliated radiologists in a manner that we believe results in an independent contractor relationship, and we have no control over the radiological services or interpretations rendered by the radiologists or their independent judgment concerning the practice of medicine. We typically enter into two- or three-year professional services contracts with our affiliated radiologists. The contracts typically provide that we will make available a minimum number of hours that the radiologists can work per year and specify which of our reading facilities the radiologist will work from. In some cases, a contract will also provide that the radiologist may perform some work from the radiologist’s home in the United States. In each case, the contract is structured so that the radiologist has significant flexibility in determining, and control of, the radiologist’s work schedule.

We believe that our affiliated radiologists consider this flexibility an attractive and unique aspect of their relationship with us. Although we believe that our affiliated radiologists are satisfied with their relationships with us, due to our limited operating history, we are unable to predict our future retention rate with any certainty.

Our goal is to recruit the best radiologists in the United States and to afford them the opportunity to re-locate and work in one of our centralized reading facilities. Our current affiliated radiologists include former chief residents and fellows from Cornell University, Harvard University, New York University, Northwestern University, the University of Pennsylvania, Stanford University and Vanderbilt University. By locating our primary reading facilities in Sydney and Zurich, we believe that we are able to provide opportunities for radiologists to work during the daytime in attractive, cosmopolitan cities. In addition, by utilizing a centralized approach, we offer radiologists the opportunity to work together and collaborate in a professional atmosphere intended to enhance their job satisfaction.

Our affiliated radiologists are required to hold a current license in good standing to practice medicine in each of the states from which they receive radiological images. In addition, our affiliated radiologists are required to have been granted privileges at each hospital from which those images originate. Due to these requirements, and because we were serving more than 933 hospitals as of June, 2006, our affiliated radiologists are licensed to practice medicine in an average of 35 states and have been granted privileges at an average of 446 hospitals.

Network and workflow.    We deliver our service solutions through a workflow process that utilizes public network infrastructures, virtual private networks, on-site servers, and proprietary workflow technologies. Our network has been designed to be secure, scalable, efficient and redundant. The following is a description of our workflow process:

•	Requisition of interpretations. When a radiological procedure is performed on a patient, the radiology technologist at the hospital will order an interpretation by either faxing a requisition to our toll-free telephone number or sending the requisition electronically utilizing our software. The information faxed or sent electronically contains basic patient and procedural information and relevant clinical data. Upon completion of the procedure, the technologist transfers the images to us via an established virtual private network, or VPN. Upon receipt of the requisition order and images, one of our designated quality-control professionals faxes a confirmation of the receipt of the images and order to the technologist at the hospital.

•	Image transmission. We process all incoming images and patient data at one of our centralized facilities located in Sydney, Australia, Zurich, Switzerland or Coeur d’Alene, Idaho, depending on the time of day. These facilities are connected to hospitals through VPNs, which encrypt the patient and clinical data for secure delivery. Typically, the radiological images are initially transferred to the internet via the hospital’s internet service provider. The images and data then traverse the internet through standard networking infrastructure and are automatically directed to one of our reading facilities.

We have designed our networks, server infrastructure, and workflow technologies to be efficient and redundant. In the event of a network or server failure, the originating hospital has been instructed to deliver the images and data set to an assigned radiologist from our radiology group customer. As a result, our processes are intended to ensure that a radiologist is always available to perform the necessary services for the hospital and the patient.

•	Order acceptance and assignment. After the images and data sets are received at our reading facilities, they are processed for interpretation by our quality-control professionals using our proprietary workflow technology. We employ quality-control professionals who perform many of the administrative functions associated with performing radiological interpretations. These administrative tasks include ensuring the accuracy of patient information, coordinating and communicating with the emergency room and radiology department staff, ensuring the full receipt of the radiological-image data set, using our proprietary workflow solutions to distribute the images to one of our affiliated radiologists, and delivering the results back to the requesting physician.

•	Interpretation and delivery of report. After the images and data sets have been received by our quality-control professionals, the assigned radiologist interprets the images, dictates his or her findings, reviews the transcription and submits a report back to the designated quality-control professional. The quality-control professional then proofreads the radiologist’s report and transmits it back to the requesting physician. After the report has been transmitted, the quality-control professional contacts the originating hospital to confirm that the report has been received. In certain cases, the quality-control professional will verbally communicate the findings to the healthcare professional at the originating hospital.

•	Quality-assurance processes. We employ quality-assurance professionals whose primary responsibility is to serve as liaisons to our customers. Our quality-assurance professionals also process any feedback from our customers on any discrepancies between the preliminary reads by our affiliated radiologists and the final reads by our customers’ radiologists.

Licensing and Privileging

For each hospital from which an affiliated radiologist receives radiological images, the affiliated radiologist must hold a current license in good standing to practice medicine in the state in which the hospital is located and must have been granted privileges to practice at that particular hospital. As a result, and because we were providing services to more than 933 hospitals as of June 30, 2006, we have licensed each of our affiliated radiologists in an average of 35 states and have privileged each of our affiliated radiologists at an average of 446 hospitals. By ensuring that our affiliated radiologists are licensed and privileged at many of our hospital sites, we design redundancy into our solution in order to minimize or eliminate the periods of time during which we do not have an affiliated radiologist available to provide services to a particular hospital.

The licensing procedures and requirements vary according to each state’s laws and regulations governing the issuance of medical licenses. These procedures typically include an extensive application process that covers significant aspects of the applicant’s professional and personal life. In addition, to maintain a license to practice medicine in a given state, the state will often require the physician to undergo continuing education and training and maintain minimum thresholds of medical liability insurance.

To facilitate compliance with the licensing requirements of the various states to which we provide services, we employ licensing specialists to manage the state medical license application processes for our affiliated radiologists. These state-licensing specialists perform a number of functions, including tracking expiration dates, implementing procedures to renew licenses, and tracking continuing medical education, medical liability insurance coverage and other ongoing licensing-related obligations.

As with state licensing procedures, the privileging requirements of each hospital can vary significantly. However, hospitals that are accredited under the Joint Commission on Accreditation of Healthcare Organizations, or JCAHO, are permitted to rely upon the privileging information and procedures from other JCAHO-accredited institutions. We have been a JCAHO-accredited entity since October 2003. As a result, JCAHO hospitals can accept our privileging information and procedures, which reduces the period of time before we can begin providing reads for those hospitals.

Technology and Development

Site implementation.    After we enter into a contract with a new customer, our site-implementation professionals work with the technology personnel of the hospital that will provide images to us to configure a virtual private network, or VPN, connection and DICOM routing information to transfer images. Upon successful testing of the encryption and transfer of images via the VPN connection, we provide the hospital with written operating procedures that prescribe how to order a radiological interpretation, including through our proprietary online ordering system. Typically, we also conduct a telephonic, workflow training session to educate the appropriate hospital personnel about this process.

Systems and network administration.    We employ information technology professionals to maintain our systems and network and to provide technical support to our customers. Our customers may contact us for technical support 24-hours per day, seven days a week.

Software development.    We focus our research and development efforts on improving and enhancing our existing workflow solutions as well as on developing new solutions to enable us to more efficiently and effectively deliver our services to our customers. Our proprietary workflow solutions were developed by software engineers located in our Sydney, Australia and Milwaukee, Wisconsin offices.

Customers

Since our formation in 2001, we have secured approximately 403 radiology groups and 114 hospitals as customers. Our customer contracts typically have a one-year term that automatically renews for each successive year unless terminated by the customer or by us. Since our inception, more than 97% of our contracts that have been up for renewal have been renewed. We believe that our customer retention rate confirms the benefits that our solution provides to our customers. We do not have any one customer that represents more than 4% of our annual revenue.

Sales and Marketing

Sales.    We sell our services primarily through our direct sales force comprised of 16 telesales and field sales personnel who are organized by geographic regions in the United States. Our sales professionals focus their efforts on radiology groups of all sizes in addition to imaging centers and, in some cases, directly with hospitals. In addition, we have experienced in the past, and expect to experience in the future, the acquisition of new customers as a result of communications among radiology groups. We do not pay any fees or discounts associated with customers who generate new customer leads for us.

Marketing.    Our marketing objectives are to generate qualified sales leads, build our brand and raise awareness of NightHawk as the leading provider of radiology services to radiology groups across the United States.

Our principal marketing initiatives include:

•	direct mail campaigns,

•	participation in, and sponsorship of, radiology conferences and trade shows, and

•	using our website to provide service and company information.

Competition

The market for off-hours radiology services is highly competitive, rapidly evolving and fragmented, and subject to changing technology and market dynamics. Our primary competitors include both large and small scale service providers, some of which have only a local or regional presence while others have a more national presence.

We believe the principal competitive factors in our market include:

•	quality of the service provided,

•	turnaround time required to complete and return interpretations,

•	reputation of service provider,

•	number of states and hospitals in which radiologists are licensed and privileged,

•	market acceptance by radiology groups and hospitals,

•	quality and reliability of service-provider technology and workflow infrastructure,

•	quality of customer support,

•	sales and marketing capabilities of the service provider,

•	financial stability of the service provider, and

•	price of services.

We believe that we compete favorably on these factors. While some of our competitors offer similar types of radiological services to those that we provide, we believe that none of them has been able to capture all of the benefits of our solution. We cannot assure you that our competitors will not offer or develop services that are more attractive than ours or that will achieve greater market acceptance.

Government Regulation and Supervision

General.    The healthcare industry is highly regulated. Our ability to operate profitably will depend in part upon the ability of us, our affiliated radiologists, and our customers and their radiologists to obtain and maintain all necessary licenses and other approvals and operating in compliance with applicable healthcare regulations. We believe that healthcare regulations will continue to change. Therefore, we monitor developments in healthcare law and are likely to be required to modify our operations from time to time as the business and regulatory environment changes. Although we believe that we are operating in compliance with applicable federal and state laws, neither our current nor anticipated business operations has been the subject of judicial or regulatory interpretation. We cannot assure you that a review of our business by courts or regulatory authorities will not result in a determination that could adversely affect our operations or that the healthcare regulatory environment will not change in a way that restricts our operations.

Physician licensure laws.    The practice of medicine, including the practice of radiology and teleradiology, is subject to state licensure laws, regulations and approvals. Physicians who provide professional medical services to a patient via a telemedicine system must, in most instances, hold a valid license to practice medicine in the state in which the patient is located. We have established a system for ensuring that our affiliated radiologists are appropriately licensed under applicable state law.

Corporate practice of medicine; fee splitting.    The laws of many states, including states in which our customers are located, prohibit us from exercising control over the medical judgments or decisions of our affiliated radiologists and from engaging in certain financial arrangements, such as splitting professional fees with physicians. These laws and their interpretations vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. We structure our relationships with our affiliated radiologists and our customers in a manner that we believe is in compliance with prohibitions against the corporate practice of medicine and fee splitting, and in a manner that requires that our affiliated radiologists exercise complete control over their own medical judgments and decisions.

Medicare and Medicaid reimbursement programs.    Professional radiology interpretation services performed from a location outside of the United States are generally not reimbursable by the Medicare program and certain state Medicaid programs. Accordingly, we do not bill Medicare or Medicaid programs for professional services performed by our affiliated radiologists located outside of the United States. Instead, our revenue is primarily derived from service fees paid to us by our customer radiology groups and hospitals. As a result, our service fees do not fluctuate or change based solely on changes in Medicare or Medicaid reimbursement levels.

Federal and state anti-kickback prohibitions.    Various federal and state laws govern financial arrangements among healthcare providers. The federal anti-kickback law prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or with the purpose to induce, the referral of Medicare, Medicaid, or other federal healthcare program patients, or in return for, or with the purpose to induce, the purchase, lease or order of items or services that are covered by Medicare, Medicaid, or other federal healthcare programs. Similarly, many state laws prohibit the solicitation, payment or receipt of remuneration in return for, or to induce the referral of patients in private as well as government programs. Violation of these anti-kickback laws may result in substantial civil or criminal penalties for individuals or entities and/or exclusion from participating in federal or state healthcare programs. We believe that we are operating in compliance with applicable federal and state anti-kickback laws and that our contractual arrangements with our customers are structured in a manner that is compliant with such laws.

Health Insurance Portability and Accountability Act of 1996.    HIPAA authorizes the imposition of civil money penalties against entities that employ or enter into contracts with individuals or entities who have been excluded from participation in the Medicare or Medicaid programs. We perform background checks on our affiliated radiologists, and do not believe that we employ or contract with any excluded individuals or entities. However, a finding that we have violated this provision of HIPAA could have a material adverse effect on our business and financial condition.

HIPAA also established several separate criminal penalties for making false or fraudulent claims to insurance companies and other non-governmental payors of healthcare services. These provisions are intended to punish some of the same conduct in the submission of claims to private payors as the Federal False Claims Act covers in connection with governmental health programs. We believe that our services have not historically been provided in a way that would place either our clients or ourselves at risk of violating the HIPAA anti-fraud statutes. We have recently entered into an agreement with a hospital that involves the indirect reimbursement of the services we provide, and we may enter into similar agreements in the future or agreements that provide for direct reimbursement of the services we provide. We could be vulnerable to prosecution under these statutes if any of our customers deliberately or recklessly submits claims that contain false, misleading or incomplete information.

In addition, the Administrative Simplification provisions of HIPAA require the promulgation of regulations establishing national standards for, among other things, certain electronic healthcare transactions, the use and disclosure of certain individually identifiable patient health information, and the security of the electronic systems maintaining this information. These are commonly known as the HIPAA transaction and code set standards, privacy standards, and security standards, respectively.

The administrative provisions of HIPAA direct the federal government to adopt national electronic standards for automated transfer of certain healthcare data among healthcare payors, plans and providers. HIPAA is designed to enable the entire healthcare industry to communicate electronic data using a single set of standards. We are a “covered entity” under HIPAA and, as such, we must operate in compliance with the electronic transaction code standards, privacy standards and security standards. Further, because we only provide treatment services to patients of our contracted radiology groups and hospitals that are either independent or jointly provided with services rendered by those entities, we do not fall within the definition of a “business associate.” A “business associate” is an entity that performs services for or on behalf of a covered entity and is required to enter into an agreement with that covered entity to comply with certain components of the HIPAA administrative simplification provisions. We have developed policies, procedures and systems for handling patient health information that we believe are in compliance with the requirements of HIPAA.

In addition to HIPAA, Australia and many U.S. states have adopted statutes and regulations that are similar to or, in some cases, more stringent than HIPAA. We believe that our operations are consistent with these statutes and regulations.

Intellectual Property

Our principal intellectual property assets include our brand and our proprietary software technology. We rely primarily on trade secret and unfair competition laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect these assets. We believe that the name “NightHawk” cannot be afforded trademark protection as it is a generic term used to describe the provision of off-hours radiology services. However, we intend to pursue all protections available, including common law claims for unfair competition practices, for improper use of the NightHawk name. We also hold the registered trademark “DayHawk,” which is used internally to represent our hours of coverage during weekends and holidays.

In addition to our trade names, we have filed one patent application covering certain aspects of our proprietary workflow technology.

We enter into confidentiality and proprietary rights agreements with our employees, affiliated radiologists, consultants and other third parties and control access to software, documentation and other proprietary information.

If a claim is asserted that we have infringed the intellectual property of a third party, we may be required to seek licenses to that technology. In addition, we license third-party technologies that are incorporated into some elements of our services. Licenses from third-party technologies may not continue to be available to us at a reasonable cost, or at all. Additionally, the steps we have taken to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary rights. Competitors may also independently develop technologies that are substantially equivalent or superior to the technologies we employ in our services. If we fail to protect our proprietary rights adequately, our competitors could offer similar services, potentially significantly harming our competitive position and decreasing our revenue.

Legal Proceedings

We are involved in various legal proceedings arising in the ordinary course of our business activities. We maintain insurance policies with coverages that we believe are appropriate in light of the risks attendant to our business, and believe that the resolution of the current claims will not have a material adverse impact on our consolidated results of operations, cash flows or our financial position. However, depending on the amount of damages resulting from a current or future claim, an unfavorable resolution of a claim could materially affect our future results of operations, cash flows or financial position.

Employees and Independent Contractors

As of June 30, 2006, we had 200 employees. In addition, as of June 30, 2006, we had 54 affiliated radiologists who provide services to our customers and an additional 12 radiologists who had entered into contracts with us but had not yet begun to provide services. None of our employees is represented by a labor union. We consider our relationships with our employees and independent contractors to be good.

Facilities and Assets

Our executive offices and principal office for marketing, sales and administration occupy approximately 15,325 square feet in Coeur d’Alene, Idaho under leases that expire in January 2008. In October 2005, we entered into an operating lease for office space in Coeur d’Alene, Idaho that will replace our current office space used for our corporate headquarters. We anticipate occupying this office space beginning in December 2007. Our reading facility and support staff operations in Sydney, Australia occupy approximately 8,700 square feet under three subleases that expire in October 2008. Our reading facility and support staff operations in Zurich, Switzerland occupy approximately 8,000 square feet under leases that expire in August 2009 and November 2010. Our office for information technology development occupies approximately 3,150 square feet in Milwaukee, Wisconsin under a lease that expires in February 2007. In May 2006, we entered into an operating lease for approximately 6,200 square feet of office space in Milwaukee, Wisconsin that will replace our current office space in that location. We anticipate occupying this office space beginning in February 2007. If we require additional space, we believe that we will be able to obtain such space on acceptable, commercially reasonable terms. Beginning in the fourth quarter of 2006, we anticipate leasing additional office space to accommodate one or more U.S.-based centralized facilities, from which we will provide our final read services.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following table provides information regarding our executive officers, directors and key employees as of September 30, 2006:

Executive Officers, Directors and Key Employees	Age	Position(s)
Executive Officers:
Paul E. Berger, M.D.	64	President, Chief Executive Officer and Director
Christopher R. Huber	38	Chief Financial Officer, Vice President of Operations and Director
Jon D. Berger	39	Vice President of Sales, Marketing and Business Development and Director

Other Directors:
David J. Brophy, Ph.D. (1)(2)(3)	70	Director
Peter Y. Chung (2)(3)	38	Director
Timothy M. Mayleben (1)(2)	46	Director
Ernest G. Ludy (1)	60	Director

Key Employees:
Mark A. Callon	38	Vice President, Business Development
John Cardosa	34	Vice President, Corporate Development
Paul E. Cartee	33	Vice President, General Counsel and Secretary
Andrea M. Clegg	39	Vice President of Finance

(1)	Member of the audit committee

(2)	Member of the compensation committee

(3)	Member of the nominating and governance committee

Paul E. Berger, M.D. is one of our founders and has served as a director and as our President and Chief Executive Officer since 2004. From 2001 to 2004, Dr. Berger served as President of Nighthawk Radiology Services, LLC, our predecessor. Prior to joining us, Dr. Berger served as President of MD3 Corporation, a provider of radiological picture archiving and communications services, from 2000 to 2001. From 1996 to 2003, he served as President of Berger & Associates, a medical expert witness consulting firm, and as a physician with Radiology Associates of Northern Idaho. From 1989 through 1995, he served as President and Chief Executive Officer of MEMRAD Medical Group, Inc., the largest radiology group in the state of California. Dr. Berger received a B.S. from Tufts University and an M.D. from the State University of New York-Downstate. He received his radiology training at the University of Michigan and completed a fellowship in pediatric neuroradiology at the Hospital for Sick Children, Toronto, Canada. Dr. Berger is certified by the American Board of Radiology and is a member of the American College of Radiology. Dr. Berger is the father of Jon D. Berger, one of our directors and executive officers

Christopher R. Huber is one of our founders and has served as a director and as our Vice President of Operations since 2004, and as our Chief Financial Officer since January 2005. From 2001 to 2004, Mr. Huber served as Vice President, Treasurer and Secretary of Nighthawk Radiology Services, LLC, our predecessor. Prior to joining us, Mr. Huber served as Finance Director of MD3 Corporation, a provider of radiological picture archiving and communications services, from 2000 to 2001. From 1998 to 2001, Mr. Huber served as Finance Director of Berger & Associates, a medical expert witness consulting firm. From 1997 to 1998, he served as a Platform Commodity Manager for Intel Corporation. From 1995 to 1997, Mr. Huber served as a Capital Markets Product Specialist for Wachovia Corporate Services Inc. Mr. Huber received a B.A. from the University of California, Irvine and a Masters in International Management from Thunderbird—The Garvin School of International Management.

Jon D. Berger is one of our founders and has served as a director and as our Vice President of Sales and Marketing since 2004. From 2001 to 2004, Mr. Berger served as Vice President of Nighthawk Radiology Services, LLC, our predecessor. Prior to joining us, he served as Vice President for MD3 Corporation, a provider for radiological picture archiving and communications services, from 2000 to 2001. Mr. Berger received a B.S. from the University of California, Irvine. Mr. Berger is the son of Dr. Paul Berger.

David J. Brophy, Ph.D. has served as a director since 2004. Dr. Brophy is the Director of the Office for the Study of Private Equity and an Associate Professor of Finance at the University of Michigan, Ross School of Business, where he has been employed since 1966. Dr. Brophy also serves as a director of Munder Funds, an investment management firm. Dr. Brophy received a B.A. and a B.Comm. from St. Francis Xavier University, an M.B.A. from the University of Detroit and a Ph.D. from the Ohio State University.

Peter Y. Chung has served as a director since 2004. Mr. Chung is a managing partner and member of various entities affiliated with Summit Partners, a private equity and venture capital firm, which he joined in August 1994. Mr. Chung also serves as a director of SeaBright Insurance Holdings, Inc., a provider of multi-jurisdictional workers’ compensation insurance and a number of privately-held companies. Mr. Chung received an A.B. from Harvard University and an M.B.A. from Stanford University.

Timothy M. Mayleben has served as a director since 2005. Since 2004, Mr. Mayleben has served as a consultant with ElMa Advisors LLC, an entity formed by Mr. Mayleben, where he has been advising life science and health care companies. Mr. Mayleben also serves as a director of Aastrom Biosciences, Inc., a biotechnology company and Aksys, Ltd., a provider of hemodialysis products and services. Prior to joining us, Mr. Mayleben served as Chief Financial Officer of Esperion Therapeutics, a biopharmaceutical company, from 1998 to 2004 and as Chief Operating Officer of Esperion from 2002 to 2004. Prior to joining Esperion, he was an executive with Transom Technologies, Inc., a simulation software company. From 1990 to 1997, Mr. Mayleben held various financial and operating management positions with Applied Intelligent Systems, Inc., a machine vision company. Mr. Mayleben started his professional career with an international public accounting firm in 1984. Mr. Mayleben received a B.B.A. from the University of Michigan and an M.B.A. with distinction from Northwestern University. Mr. Mayleben serves as the chairman of the Audit Committee of the Board of Directors and has been determined by the Board of Directors to be an audit committee financial expert.

Ernest G. Ludy has served as a director since 2006. From 2001 to the present Mr. Ludy has served on the Board of Rubicon Genomics, a molecular diagnostics company. From 2003 to present, Mr. Ludy has also served on the board of Arboretum Ventures, a venture fund focused on medical devices and healthcare information technology. From 1981 to 1995, Mr. Ludy served as the founder and Chief Executive Officer and Chairman of The Medstat Group, now Thomson Medstat, a pioneer in the development of paid claims databases and data-mining software. Mr. Ludy also serves as a member of the National Health Council’s Advisory Commission on Patient-Centered Care, and on the advisory boards of the Life Sciences Institute at the University of Michigan and the Sustainable Sciences Institute in San Francisco.

Mark Callon has served as our Vice President of Business Development since 2005. From 1999 to 2005, Mr. Callon practiced law at Wilson Sonsini Goodrich & Rosati, Professional Corporation, in Seattle, Washington and Palo Alto, California, where he specialized in securities and M&A transactions. He has also worked as a Congressional aide in Washington, D.C. and in business development for the Seattle Mariners baseball club. Mr. Callon received an A.B. and a J.D. from Stanford University.

John Cardosa has served as our Vice President of Corporate Development since 2006. Prior to joining us, Mr. Cardosa served as a business strategy consultant with Gartner, in McLean, Virginia from 2004 to 2006 and as a senior manager with GXS, in Gaithersburg, Maryland from 2003 to 2004. Mr. Cardosa’s experience in financial services and investing includes working as an analyst at Chesapeake Partners, a hedge fund in Baltimore, Maryland, from 2002 to 2003 and as an investment banker in Goldman Sachs’ Merger and Strategic

Advisory Group in New York, New York from 2000 to 2001. Prior to attending business school, Mr. Cardosa was an officer in the U.S. Navy, where he served as a math and physics instructor at the Naval Nuclear Power School from 1994 to 1998. Mr. Cardosa received a B.S.E. from Duke University and an M.B.A. from The University of Chicago.

Paul E. Cartee has served as our Vice President and General Counsel since 2005. Prior to joining us, Mr. Cartee practiced corporate and securities law at Wilson Sonsini Goodrich & Rosati, Professional Corporation, in Seattle, Washington from 2001 to 2005. From 1994 to 1998, he served as a lieutenant in the U.S. Navy at the Naval Nuclear Power School as an instructor of physics and mechanical engineering. Mr. Cartee received a B.S. from Murray State University and a J.D. from Duke University.

Andrea M. Clegg has served as our Vice President of Finance and Corporate Treasurer since 2004. From 2003 to 2004, Ms. Clegg served as our Director of Credentialing and Licensing. Prior to joining us, Ms. Clegg served as the Vice President of Finance & Controller of Twentieth Century Fox Film Corporation’s Home Entertainment Division from 1999 to 2003. She has also worked at several manufacturing and distribution companies including Mattel Inc., Wham-O Toys Inc., and Northrop-Grumman Inc. Ms. Clegg received a B.A. in Economics and a B.A. in Geography from the University of California at Santa Barbara and an M.B.A. from Loyola Marymount University.

Board of Directors

Our board of directors currently consists of seven members. Our bylaws permit our board of directors to establish by resolution the authorized number of directors, and seven directors are currently authorized.

Our board of directors is divided into three classes of directors, each serving staggered three-year terms, as follows:

•	Class I consists of Mr. Ludy and Mr. Huber, whose terms will expire at the annual meeting of stockholders to be held in 2007,

•	Class II consists of Mr. Jon Berger and Mr. Chung, whose terms will expire at the annual meeting of stockholders to be held in 2008, and

•	Class III consists of Dr. Paul Berger, Dr. Brophy and Mr. Mayleben, whose terms will expire at the annual meeting of stockholders to be held in 2009.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which such term expires. Each director’s term is subject to the election and qualification of his successor, or his earlier death, resignation or removal. The authorized number of directors may be changed by resolution duly adopted by at least a majority of our entire board of directors, although no decrease in the authorized number of directors will have the effect of removing an incumbent director from the board of directors until the incumbent director’s term expires. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Accordingly, this classification of our board of directors may have the effect of delaying or preventing changes in control of management.

Dr. Paul Berger and Mr. Jon Berger are related as father and son. Except for this relationship, there are no family relationships among any of our directors or executive officers.

Director Independence

In September 2005 and June 2006, our board of directors undertook a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Messrs. Brophy, Chung, Mayleben and Ludy, representing a majority of our board, are “independent directors” as defined under the rules of the Nasdaq.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee, and a nominating and governance committee, each of which has the composition and responsibilities described below as of the completion of this offering.

Audit Committee

Messrs. Mayleben, Brophy and Ludy, each of whom is a non-employee, independent member of our board of directors, comprise our audit committee. Mr. Mayleben is the chairman of our audit committee. Our board has determined that each of Mr. Mayleben, Dr. Brophy and Mr. Ludy meets the requirements for independence and financial literacy under the current requirements of the Nasdaq and SEC rules and regulations. The board of directors has also determined that Mr. Mayleben is an “audit committee financial expert” as defined in SEC rules and satisfies the financial sophistication requirements of the Nasdaq. The audit committee is responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors,

•	evaluating the qualifications, performance and independence of our independent auditors,

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters,

•	reviewing the adequacy and effectiveness of our internal control policies and procedures,

•	acting as our qualified legal compliance committee, and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

Under the corporate governance standards of the Nasdaq, by no later than the first anniversary of the completion of this offering, each member of our audit committee must be an independent director.

Compensation Committee

Messrs. Brophy, Chung and Mayleben, each of whom is a non-employee member of our board of directors, comprise our compensation committee. Dr. Brophy is the chairman of our compensation committee. Our board has determined that each member of our compensation committee meets the requirements for independence under the current requirements of the Nasdaq. The compensation committee is responsible for, among other things:

•	reviewing and approving our chief executive officer and other executive officers’ annual base salaries, annual incentive bonuses, including the specific goals and amount, equity compensation, employment agreements, severance arrangements and change in control agreements/provisions, and any other benefits, compensation or arrangements,

•	evaluating and recommending to the board incentive compensation plans,

•	administering our equity incentive plans, and

•	preparing the compensation committee report that the SEC requires in our annual proxy statement.

Nominating and Governance Committee

Messrs. Brophy and Chung, each of whom is a non-employee member of our board of directors, comprise our nominating and governance committee. Mr. Chung is the chairman of our nominating and governance committee. Our board has determined that each member of our nominating and governance committee meets the requirements for independence under the current requirements of the Nasdaq. The nominating and governance committee is responsible for, among other things:

•	assisting the board in identifying prospective director nominees and recommending to the board director nominees for each annual meeting of stockholders,

•	developing and recommending to the board governance principles applicable to us,

•	overseeing the evaluation of the board of directors and management, and

•	recommending members for each board committee.

Director Compensation

In May 2005, our board of directors adopted a compensation program for outside directors. Pursuant to this program, each non-employee director will receive the following cash compensation for board services, as applicable:

•	$4,000 per quarter for service as a director,

•	$5,000 per quarter for service as chairman of the audit committee, $1,000 per quarter for service as chairman of the compensation committee and $1,000 per quarter for service as chairman of the nominating and corporate governance committee, and

•	$1,000 for each board meeting attended in person ($500 for meetings attended by telephone) and $1,000 for each committee meeting attended in person ($500 for meetings attended by telephone).

In addition, each of our non-employee directors have received equity awards under either our 2004 Stock Plan or our 2006 Equity Incentive Plan. In October 2004, we granted options to purchase 36,000 shares of common stock at an exercise price of $1.56 per share to each of Peter Y. Chung and David J. Brophy. In March 2005, we granted options to purchase 36,000 shares of common stock at an exercise price of $3.62 per share to each of William Bradley, M.D., Ph.D. (a former member of our board) and Timothy M. Mayleben. Each of these options has the following 3-year vesting schedule: 1/3 of the shares subject to the option vest on the first anniversary of the vesting commencement date, and 1/36 of the shares subject to the option vest each month thereafter. In July 2006, we granted Mr. Ludy 10,061 restricted stock units, with each restricted stock unit representing the right to receive one share of our common stock. The shares subject to the restricted stock units granted to Mr. Ludy will fully vest upon the one year anniversary of the date of grant, subject to Mr. Ludy’s continued service on the Board. In the event of certain change of control transactions, including our merger with or into another corporation or the sale of substantially all of our assets, the vesting of all shares subject to each of these equity grants will accelerate fully.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Executive Compensation

The following table provides information regarding the compensation of our chief executive officer and our two other executive officers during the fiscal years ended December 31, 2005 and 2004.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation		Long-Term Compensation Awards	All Other Compensation ($)
				Securities Underlying Options
		Salary ($)	Bonus ($)
Paul E. Berger, M.D.	2005	600,000	600,000	—	—
President and Chief Executive Officer	2004	608,809	600,000		345,670	(1)

Jon D. Berger	2005	350,000	350,000	—	—
Vice President of Sales, Marketing and	2004	324,136	350,000		138,596	(2)
Business Development

Christopher R. Huber	2005	350,000	350,000	—	—
Chief Financial Officer and Vice President of	2004	326,097	350,000		138,596	(2)
Operations

(1)	Includes $271,548 as an equity distribution and $66,165 in consulting fees.

(2)	Includes $138,596 as an equity distribution.

Stock Option Grants in Last Fiscal Year

We did not grant options to any of our executive officers during the years ended December 31, 2004 and December 31, 2005.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

None of our executive officers exercised stock options during the years ended December 31, 2004 and December 31, 2005, nor held any stock options as of December 31, 2004 and December 31, 2005.

Employment Agreements and Change in Control Arrangements

Employment Agreements

Paul E. Berger, M.D.    Dr. Berger’s employment agreement provides that Dr. Berger is an at-will employee with an annual base salary of $600,000 and an annual incentive bonus of up to 100% of his base salary. The agreement provides that Dr. Berger will receive 50% of his base salary if we reach revenue and EBITDA goals determined by the compensation committee of our board of directors (after consultation with Dr. Berger). For every 1% we exceed or fall short of the revenue goal, Dr. Berger’s bonus is adjusted accordingly by 1.67%, up to 25% of his base salary. For every 1% we exceed or fall short of the EBITDA goal, Dr. Berger’s bonus is adjusted accordingly by 1.25%, up to 25% of his base salary. Dr. Berger’s salary and target bonus amount are subject to review by our compensation committee for market and performance adjustments within 30 days of the beginning of each calendar year and may be increased after such review with the unanimous written consent of the compensation committee. If we terminate Dr. Berger’s employment without cause or if Dr. Berger terminates his employment for good reason, each as defined in his employment agreement, he will be entitled to receive his base salary and bonus (prorated to the date of termination) payable in regular installments from the date of termination for a period of 12 months thereafter. Dr. Berger has also entered a confidentiality and non-compete agreement that prohibits him from engaging in specified competitive activities and soliciting our employees, customers, suppliers or other business relations for a period of 24 months following the date of his termination.

Jon D. Berger.    Mr. Berger’s employment offer letter provides that Mr. Berger is an at-will employee with an annual base salary of $350,000 and an annual incentive bonus of up to 100% of his base salary. The offer letter provides for the same incentive bonus structure as Dr. Berger’s incentive bonus structure described above. Mr. Berger has also entered a confidentiality and non-compete agreement that prohibits him from engaging in specified competitive activities and soliciting our employees, customers, suppliers or other business relations for a period of 24 months following the date of his termination.

Christopher R. Huber.    Mr. Huber’s employment offer letter provides that Mr. Huber is an at-will employee with an annual base salary of $350,000 and an annual incentive bonus of up to 100% of his base salary. The offer letter provides for the same incentive bonus structure as Dr. Berger’s incentive bonus structure described above. Mr. Huber has also entered a confidentiality and non-compete agreement that prohibits him from engaging in specified competitive activities and soliciting our employees, customers, suppliers or other business relations for a period of 24 months following the date of his termination.

The compensation committee of the board of directors reviews the compensation structure of our executive management on an ongoing basis.

Change in Control Arrangements

Our 2004 Stock Plan and 2006 Equity Incentive Plan provide for the acceleration of vesting of awards in certain circumstances in connection with or following a change in control of us. See “Employee Benefit Plans.”

Employee Benefit Plans

2004 Stock Plan

Our board of directors adopted our 2004 Stock Plan in October 2004. Our 2004 Stock Plan provides for the grant of nonstatutory stock options and stock purchase rights. Following the completion of our initial public offering, we no longer issue awards under the 2004 Stock Plan.

Share Reserve.    A total of 1,693,775 shares of our common stock remain authorized for issuance under the 2004 Stock Plan. Appropriate adjustments will be made in the number of authorized shares and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a spin-off, stock split or other change in our capital structure. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the 2006 Equity Incentive Plan.

Eligibility, Term and Administration of Awards.    Our board of directors or a committee of our board administers our 2004 Stock Plan. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise.

Stock Options.    The administrator determines the exercise price of options granted under our 2004 Stock Plan, but with respect to stock options granted to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the exercise price must equal at least 110% of the fair market value on the grant date. Stock options granted to any other participant must have an exercise price no less than 85% of the fair market value per share on the grant date.

Upon termination of a participant’s service with us or with a subsidiary of ours, he or she may exercise his or her option within 30 days of termination or such longer period of time stated in the option agreement, to the extent his or her option is vested on the date of termination. An option may never be exercised later than the expiration of its term.

Stock Purchase Rights.    Stock purchase rights may be granted alone, in addition to or in tandem with other awards granted under our 2004 Stock Plan. Stock purchase rights are rights to purchase shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares subject to a stock purchase right granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. Unless the administrator determines otherwise, we have a repurchase option exercisable within 90 days of termination of the purchaser’s service with us. Shares subject to stock purchase rights that do not vest are subject to our right of repurchase or forfeiture.

Effect of a Change in Control.    Our 2004 Stock Plan provides that in the event of certain change in control transactions, including our merger with or into another corporation or the sale of substantially all of our assets, the successor corporation will assume or substitute an equivalent award with respect to each outstanding award under the plan. If there is no assumption or substitution of outstanding awards, such awards will become fully vested and exercisable immediately prior to the change in control unless otherwise determined by the administrator, and the administrator will provide notice to the recipient that he or she has the right to exercise such outstanding awards for a period of time stated in the notice. The awards will terminate upon the expiration of such stated notice period.

Transferability.    Unless otherwise determined by the administrator, the 2004 Stock Plan generally does not allow for the sale or transfer of awards under the 2004 Stock Plan other than by will or the laws of descent and distribution, and may be exercised only during the lifetime of the participant and only by such participant.

Additional Provisions.    Our board of directors has the authority to amend, suspend or terminate the 2004 Stock Plan provided such action does not impair the rights of any participant.

2006 Equity Incentive Plan

Our board of directors adopted our 2006 Equity Incentive Plan in September 2005. The 2006 Equity Incentive Plan provides for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares.

Share Reserve.    A total of 1,680,827 shares of our common stock is authorized for issuance under the 2006 Equity Incentive Plan plus any shares that are currently subject to options granted under the 2004 Stock Plan that are terminated or shares that have been issued under the 2004 Stock Plan that are repurchased by us. In addition, on the first day of each fiscal year beginning in 2007, the number of shares available for issuance may be increased by an amount equal to the lesser of:

•	3% of the outstanding shares of our common stock on the first day of the fiscal year, and

•	such other amount as our board of directors may determine.

Appropriate adjustments will be made in the number of authorized shares and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of, among other things, a spin-off, stock split or other change in our capital structure. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the 2006 Equity Incentive Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy the purchase price of an award or tax withholding obligations.

Eligibility, Term and Administration of Awards.    Our board of directors or a committee of our board administers our 2006 Equity Incentive Plan. In the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m). The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise.

Stock Options.    The administrator determines the exercise price of options granted under our 2006 Equity Incentive Plan, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m), the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The administrator determines the term of all options.

Upon termination of a participant’s service with us or with a subsidiary of ours, he or she may exercise his or her option for the period of time stated in the option agreement. In the absence of a stated period in the option agreement, if termination is due to death or disability, the option will remain exercisable for 12 months after such termination. In all other cases and if not otherwise stated in the option agreement, the option will generally remain exercisable for three months. However, an option may never be exercised later than the expiration of its term.

Restricted Stock.    Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units.    An award of restricted stock units provides the participant the right to receive payment at the end of a vesting period based on the value of a share of or common stock at the time of vesting. Stock units are subject to vesting requirements, restrictions and conditions to payment as the administrator determines is appropriate. Such vesting requirements may be based on, among other things, the attainment of organizational or individual performance goals established by the administrator. The administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout. Payments of earned restricted stock units may be made in cash, shares or a combination of cash and shares.

Stock Appreciation Rights.    Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

Performance Units and Performance Shares.    Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit/share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provision for such performance unit/share. Performance units will have an initial dollar value established by the administrator on or before the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units/shares in the form of cash, in shares or in a combination thereof.

Exchange Program.    The administrator, in its sole discretion, may institute an exchange program under which (A) outstanding awards may be surrendered or cancelled in exchange for awards of the same type (which may have lower exercise prices and different terms), awards of a different type, or for cash, or a combination of cash and such other awards, or (B) the exercise price of any outstanding award is reduced.

Effect of a Change in Control.    Our 2006 Equity Incentive Plan provides that in the event of our “change in control,” the administrator may determine that the successor corporation will assume or substitute an equivalent award for each outstanding award under the plan. If there is no assumption or substitution of outstanding awards, such awards will become fully vested and exercisable immediately prior to the change in control unless otherwise determined by the administrator, and the administrator will provide notice to the recipient that he or she has the right to exercise such outstanding awards for a period of time stated in the notice. The awards will terminate upon the expiration of such stated notice period.

Transferability.    Unless otherwise determined by the administrator, the 2006 Equity Incentive Plan does not allow for the sale or transfer of awards under the plan other than by will or the laws of descent and distribution, and may be exercised only during the lifetime of the participant and only by such participant.

Additional Provisions.    Our 2006 Equity Incentive Plan will automatically terminate in 2016, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2006 Equity Incentive Plan provided such action does not impair the rights of any participant.

Retirement Plans

401(k) Plan.    We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to participate in the 401(k) plan as of the first day of the month on or following the date they begin employment and participants are able to defer up to 100% of their eligible compensation subject to applicable annual Internal Revenue Code limits. The 401(k) plan permits us to make profit sharing contributions to eligible participants, although such contributions are not required and are not currently contemplated. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. All accounts are 100% vested at all times. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

Other.    We sponsor a number of employee benefit plans outside the United States.

Limitations on Liability and Indemnification Matters

Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders,

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law,

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or

•	any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation provides that we are required to indemnify our directors and our bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our bylaws also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $60,000, and

•	a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

We also describe below certain other transactions with our directors, executive officers and stockholders.

Common Stock Sales

In connection with the creation and recapitalization of NightHawk Radiology Holdings, Inc. in March 2004, we issued 8,457,428 shares of our common stock to Dr. Paul Berger, 4,128,429 shares of our common stock to Mr. Jon Berger and 4,128,429 shares of our common stock to Mr. Huber, each of whom is one of our directors and executive officers, in exchange for all the outstanding membership units of Nighthawk Radiology Services, LLC held by them.

In 2003, it was agreed that Michael Cooney M.D. would be issued a warrant to purchase membership units of Nighthawk Radiology Services, LLC representing approximately 2% of its authorized capital. However, the warrant was not issued prior to the formation and recapitalization of NightHawk Radiology Holdings, Inc. on March 31, 2004. In connection with that transaction, Dr. Berger, Mr. Huber and Mr. Berger agreed that they would collectively surrender to NightHawk Radiology Holdings, Inc. a number of shares approximately equal to what Dr. Cooney would have received as part of the recapitalization had the shares been issued to Dr. Cooney prior to the transaction. Accordingly, in November 2004, Dr. Berger, Mr. Huber and Mr. Berger, respectively, surrendered 503,751, 251,874 and 251,875 shares of common stock to NightHawk Radiology Holdings, Inc. and, in exchange for, among other things, a release by Dr. Cooney of all claims against us, we issued to him 1,007,500 shares of our common stock with an approximate aggregate value of $1.8 million.

Preferred Stock Sale

In March 2004, we issued an aggregate of 6,500,003 shares of our redeemable preferred stock to entities affiliated with Summit Partners, a private equity and venture capital firm, at a purchase price of $2.00 per share. Peter Y. Chung, one of our directors, is a managing partner and member of various entities affiliated with Summit Partners. In connection with this sale of shares, we entered into a stockholders agreement that provides for, among other things, board and committee designation rights, restrictions on share transfers, and rights of first refusal in connection with proposed transfers of shares. The agreement also grants certain affiliates of Summit Partners and our founders, Dr. Paul Berger, Mr. Huber and Mr. Jon Berger, rights to require us to repurchase shares of our stock held by them. The rights and restrictions will terminate upon the consummation of this offering.

Subordinated Promissory Notes

In March 2004, Nighthawk Radiology Services, LLC, our wholly-owned subsidiary, issued $12 million in subordinated promissory notes to certain affiliates of Summit Partners. Peter Y. Chung, one of our directors, is a managing partner and member of various entities affiliated with Summit Partners. Each note was due on March 31, 2010 with accrued interest at the rate of 10% per annum. We repaid these notes in full on April 20, 2005 using proceeds of our loan and security agreement with Comerica Bank.

Registration Agreement

In connection with the March 2004 sale of shares of our redeemable preferred stock to entities affiliated with Summit Partners, we entered into a registration agreement that provides for rights relating to the registration of the shares of common stock issuable upon conversion of the redeemable preferred stock. These rights include demand, short-form and piggyback registration rights. In addition, Dr. Paul Berger, Mr. Huber and Mr. Jon Berger, each of whom is one of our directors and executive officers, are parties to, and have piggyback registration rights under, this agreement. See “Description of Capital Stock—Registration Rights” for additional information.

Equity Awards

Certain stock option grants and other equity awards to our directors and related option grant policies are described in this prospectus under the captions “Management—Director Compensation.” Pursuant to our director compensation policy and prior arrangements, we granted the following options or restricted stock units to certain non-employee directors:

•	In October 2004, we granted Mr. Chung an option to purchase 36,000 shares of our common stock at an exercise price of $1.56 per share, vesting over a three-year period from April 1, 2004.

•	In October 2004, we granted Dr. Brophy an option to purchase 36,000 shares of our common stock at an exercise price of $1.56 per share, vesting over a three-year period from April 1, 2004.

•	In March 2005, we granted Dr. Bradley an option to purchase 36,000 shares of our common stock at an exercise price of $3.62 per share, vesting over a three-year period from the date of grant.

•	In March 2005, we granted Mr. Mayleben an option to purchase 36,000 shares of our common stock at an exercise price of $3.62 per share, vesting over a three-year period from the date of grant.

•	In July 2006, we granted Mr. Ludy 10,061 restricted stock units, with each restricted stock unit representing the right to receive one share of our common stock. The shares subject to the restricted stock units will fully vest upon the one year anniversary of the date of grant.

•	In the event of certain change in control transactions, including our merger with or into another corporation or the sale of substantially all of our assets, the vesting of all shares subject to these equity awards will accelerate fully.

Employment Arrangements and Indemnification Agreements

We have entered into employment arrangements with certain of our executive officers. See “Management—Employment Agreements and Change in Control Arrangements.”

We have also entered into indemnification agreements with each of our directors and officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Management—Limitations on Liability and Indemnification Matters.”

Consulting Agreement

In June 2004, we entered into a consulting agreement with Dr. Bradley to provide at least 100 hours per year of consulting services as an independent contractor to assist in the coordination and management of our relationships with academic institutions and professional associations. We issued Dr. Bradley 638,876 shares of our common stock in connection with this agreement. These shares were subject to vesting upon the occurrence of certain events, including a change of control, after the expiration of any applicable lock-up period following an initial public offering, termination of Dr. Bradley’s status as a service provider without cause or his death or disability. The unvested shares remaining upon the termination of Dr. Bradley’s services to us were subject to forfeiture and automatic reacquisition by us at no cost. In June 2005, our board of directors approved full acceleration of vesting of Dr. Bradley’s 638,876 shares of common stock.

Board Advisor Agreement

In June 2006, upon Dr. Bradley’s resignation from our board of directors, we entered into a board advisor agreement with Dr. Bradley to provide the board with his advice and expertise. We compensate Dr. Bradley at the same rate as the non-employee members of our board for board meeting attendance. In addition, by continuing to serve in this role, Dr. Bradley continues his status as a service provider with us and continues to vest in the options that were granted to him when he became a member of our board. See “Management—Director Compensation.”

Radiology Services Agreements

In February 2004, we entered into a professional services agreement with Dr. Paul Berger, our director, president and chief executive officer, to provide us with radiology services at his discretion for a term of two years. The contract provides for a base compensation of $175 per hour and an additional $10 per examination after Dr. Berger has performed beyond a minimum threshold number of examinations. Prior to entering into this agreement, Dr. Berger had provided us with radiology services for which he received compensation pursuant to substantially similar terms. During 2003, 2004 and 2005 we paid Dr. Berger approximately $104,000, $65,000 and $0 respectively, for the radiology services that he provided in addition to his compensation as our president and chief executive officer.

In August 2002, we entered into a professional services agreement with Michael Cooney, M.D., previously a holder of more than five percent of our common stock, to provide us with radiology services for a term through December 31, 2005 and automatically renewable for additional one-year terms, unless earlier terminated. We paid Dr. Cooney $990,170, $1,536,273 and $1,548,165 as an independent contractor during 2003, 2004 and 2005 respectively, for the radiology services that he provided pursuant to the agreement.

In November 2004, we entered into a customer agreement with Regents, University of California, on behalf of the University of California San Diego School of Medicine, Department of Radiology of which William G. Bradley, M.D., Ph.D., one of our directors, is chairman. Pursuant to the agreement, we provide up to 155 radiological interpretations per month free of charge in exchange for attendance to continued medical education courses sponsored by the Department of Radiology at the UCSD School of Medicine at no cost to our affiliated radiologists. The agreement does not restrict the number of our affiliated radiologists permitted to attend these courses or the number of courses that they may attend. The estimated annual value of the interpretations provided by our affiliate radiologists under the agreement and of the education courses that they may attend is less than $60,000 in aggregate.

During 2003, 2004 and 2005 we provided radiology services to Radiology Associates of Northern Idaho, LLC, or RANI, a former member of Nighthawk Radiology Services, LLC, without charge. The estimated value of the services we provided to RANI, based on rates charged to unrelated third parties, was approximately $109,000, $113,000 and $109,500 in 2003, 2004 and 2005 respectively.

Family Relationships

Dr. Paul E. Berger, our director, president and chief executive officer, is the father of Jon Berger, our director and vice president of sales, marketing and business development, and Scott Berger, who has served as our Director of Technology Development since June 2003. Scott Berger received compensation of $58,074 in 2003, $134,876 in 2004 and $162,787 in 2005. Scott Berger was also granted an option to purchase 16,000 shares of our common stock at an exercise price of $1.56 per share in October 2004 and an option to purchase an additional 16,000 shares of our common stock at an exercise price of $3.12 in February 2005. In addition, Dr. Berger’s son-in-law, Mark Kettell, has served as our Manager of Implementations since June 2003. Mr. Kettell received compensation of $28,616 in 2003, $73,319 in 2004 and $97,142 in 2005. In October 2004, Mr. Kettell was also granted an option to purchase 12,000 shares of our common stock at an exercise price of $1.56 per share.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at September 30, 2006, as adjusted to reflect the sale of common stock offered by the selling stockholders in this offering, for:

•	Each person who we know beneficially owns more than five percent of our common stock;

•	Each of our directors;

•	Each of our executive officers; and

•	All of our directors and executive officers as a group.

In addition, up to 375,000 shares beneficially held by Paul E. Berger, M.D. at September 30, 2006, up to 187,500 shares beneficially held by Jon D. Berger at September 30, 2006 and up to 187,500 shares beneficially held by Christopher R. Huber at September 30, 2006 may be sold if the underwriters exercise their over-allotment option. No other stockholder is participating in this offering.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 29,872,774 shares of common stock outstanding at September 30, 2006. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of September 30, 2006. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than one percent is denoted with an “*.”

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o NightHawk Radiology Holdings, Inc., 250 Northwest Boulevard, Suite 202, Coeur d’Alene, Idaho 83814.

	Shares Beneficially Owned Prior to the Offering			Shares Offered Hereby	Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number		Percentage		Number	Percentage
5% Stockholders (1)
Summit Partners	4,500,000	(2)	15.1%	4,500,000	—	—%

Directors and Executive Officers:
Paul E. Berger, M.D. (3)	6,306,001		21.1%	250,000	6,056,001	20.3%
Jon D. Berger (4)	2,390,630		8.0%	125,000	2,265,630	7.6%
Christopher R. Huber (5)	3,172,891		10.6%	125,000	3,047,891	10.2%
David J. Brophy, Ph.D. (6)	35,164		*	—	35,164	*
Peter Y. Chung (7)	4,530,999		15.2%	4,500,000	30,099	*
Timothy M. Mayleben (8)	28,164		*	—	28,164	*
Ernest G. Ludy	—		—	—	—	—
All executive officers and directors as a group (seven persons) (9)	16,463,849		55.1%	5,000,000	11,463,849	38.4%

*	Less than one percent.

(1)	Dr. Paul Berger, Mr. Jon Berger and Mr. Huber are also holders of greater than five percent of our outstanding shares of common stock.

(2)	Represents (a) 2,942,265 shares of common stock held by Summit Ventures VI-A, L.P.; (b) 1,227,042 shares of common stock held by Summit Ventures VI-B, L.P.; (c) 140,625 shares of common stock held by Summit Subordinated Debt Fund II, L.P.; (d) 93,948 shares of common stock held by Summit VI Entrepreneurs Fund, L.P.; (e) 61,192 shares of common stock held by Summit VI Advisors Fund, L.P. and (f) 34,928 shares of common stock held by Summit Investors VI, L.P. (such entities collectively referred to as “Summit Partners”). Summit Partners, L.P. is the managing member of Summit Partners VI (GP), LLC, which is the general partner of Summit Partners VI (GP), L.P., which is the general partner of each of Summit Ventures VI-A, L.P., Summit Ventures VI-B, L.P., Summit VI Advisors Fund, L.P., Summit VI Entrepreneurs Fund, L.P. and Summit Investors VI, L.P. Summit Partners SD II, LLC is the general partner of Summit Subordinated Debt Fund II, L.P. Summit Partners, L.P., through a three-person investment committee composed of certain of the members of Summit Master Company, LLC, has voting and dispositive authority over the shares held by each of these entities and therefore beneficially owns such shares. Decisions of the investment committee are made by a majority vote of its members and, as a result, no single member of the investment committee has voting or dispositive authority over the shares. Gregory M. Avis, John R. Carroll, Peter Y. Chung, Scott C. Collins, Bruce R. Evans, Charles J. Fitzgerald, Walter G. Kortschak, Martin J. Mannion, Kevin P. Mohan, Thomas S. Roberts, E. Roe Stamps, IV, Joseph F. Trustey and Stephen G. Woodsum are the members of Summit Master Company, LLC, which is the general partner of Summit Partners, L.P., and each disclaims beneficial ownership of the shares held by Summit Partners. The address for each of these entities is 222 Berkeley Street, 18th Floor, Boston, MA 02116.

(3)	Includes 5,753,699 shares held by Dr. Berger and 552,302 shares held by the Paul E. Berger Annuity Trust. If the over-allotment option is exercised in full, the number of shares beneficially held by Dr. Berger will be 5,681,001, and Dr. Berger’s beneficial ownership percentage will decrease to 19.0%.

(4)	If the over-allotment option is exercised in full, the number of shares beneficially held by Mr. Berger will be 2,078,130, and Mr. Berger’s beneficial ownership percentage will decrease to 7.0%.

(5)	If the over-allotment option is exercised in full, the number of shares beneficially held by Mr. Huber will be 2,860,391, and Mr. Huber’s beneficial ownership percentage will decrease to 9.6%.

(6)	Includes options exercisable for 30,999 shares of common stock within 60 days of September 30, 2006.

(7)	Includes options exercisable for 30,999 shares of common stock within 60 days of September 30, 2006 and shares held by Summit Partners. Mr. Chung is a managing partner and member of various entities affiliated with Summit Partners. Mr. Chung does not have voting or dispositive authority over the shares held by Summit Partners and disclaims beneficial ownership of these shares.

(8)	Includes options exercisable for 19,999 shares of common stock within 60 days of September 30, 2006.

(9)	Includes options exercisable for 81,997 shares of common stock within 60 days of September 30, 2006. If the over-allotment option is exercised in full, the number of shares beneficially held by all executive officers and directors as a group will be 10,713,849, and the beneficial ownership percentage of all executive offers and directors as a group will decrease to 35.6%.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our certificate of incorporation and bylaws, as they will be in effect upon the completion of this offering. For more detailed information, please see our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

Immediately following the completion of this offering, our authorized capital stock will consist of 155,000,000 shares, with a par value of $0.001 per share, of which:

•	150,000,000 shares are designated as common stock, and

•	5,000,000 shares are designated as preferred stock.

At September 30, 2006, we had outstanding 29,872,774 shares of common stock, held of record by 49 stockholders, and no shares of preferred stock.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue from time to time the preferred stock in one or more series, to fix the number of shares of any such series and the designation thereof and to fix the rights, preferences, privileges and restrictions granted to or imposed upon such preferred stock, including dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, redemption prices, liquidation preference and sinking fund terms, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could have the effect of delaying, deterring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Registration Rights

Immediately prior to the time of this offering, the holders of an aggregate of 17,302,286 shares of our common stock, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of a registration agreement between us and the holders of these shares, and include demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand Registration Rights.    The holders of an aggregate of 4,500,000 shares of our common stock, or their permitted transferees, are entitled to demand registration rights. Under the terms of the registration agreement, we will be required, upon the written request of holders of a majority of these shares, to use our best efforts to register all or a portion of these shares for public resale. A registration will not count as one of the permitted registrations until it has become effective and unless the holders of these shares are able to register and sell at least 80% of the shares requested to be included in such registration. After giving effect to this offering, we will no longer be required to effect any registrations pursuant to this provision of the registration agreement.

Short-Form Registration Rights.    The holders of an aggregate of 4,500,000 shares of our common stock, or their permitted transferees, are also entitled to short-form registration rights. If we are eligible to file a registration statement on Form S-2 or Form S-3, these holders have the right, upon written request from holders of these shares to us, to have such shares registered by us at our expense provided that such requested registration has an anticipated aggregate offering price to the public of at least $2,500,000 and we have not already effected two short-form registrations in the preceding 12-month period. After giving effect to this offering, we will no longer be required to effect any registrations pursuant to this provision of the registration agreement.

Piggyback Registration Rights.    The holders of an aggregate of 12,802,286 shares of our common stock, or their permitted transferees, are entitled to piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions, we and the underwriters may limit the number of shares included in the underwritten offering if the underwriters believe that including these shares would adversely affect the offering.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting

We have provided in our certificate of incorporation that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

In addition, our bylaws provide that special meetings of the stockholders may be called only by the chairperson of the board, the chief executive officer, the president (in the absence of a chief executive officer), or the board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Board Vacancies Filled Only by Majority of Directors Then in Office

Vacancies and newly created seats on our board may be filled only by our board of directors. Only our board of directors may determine the number of directors on our board. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on the board makes it more difficult to change the composition of our board of directors, but these provisions promote a continuity of existing management.

Board Classification

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management—Board of Directors.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation and bylaws do not expressly provide for cumulative voting.

Directors Removed Only for Cause

Our certificate of incorporation provides that directors may be removed by stockholders only for cause.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

•	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	At or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law, our certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC. The transfer agent’s address is 480 Washington Boulevard, Newport Office Center VII, Jersey City, New Jersey, 07310 and its telephone number is (800) 522-6645.

Nasdaq Global Market Listing

Our common stock is listed on the Nasdaq Global Market under the symbol “NHWK.”

SHARES ELIGIBLE FOR FUTURE SALE

Based upon the number of shares of our common stock outstanding as of September 30, 2006, upon the completion of this offering, we will have 29,872,774 shares of our common stock outstanding. Of these, 14,593,280 shares are deemed “restricted shares” under Rule 144 under the Securities Act and may generally only be sold in compliance with the limitations of Rule 144 described below. All of the shares of our common stock sold in our initial public offering and all shares sold in this offering are freely tradable without restriction under the Securities Act of 1933. Upon expiration of the lock-up agreements described below, all of our outstanding shares of our common stock will be eligible for sale in the public market pursuant to Rule 144 or Rule 701.

Rule 144

In general, under Rule 144 as currently in effect, a person who owns shares that were acquired from us or an affiliate of ours at least one year prior to the proposed sale is entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after the offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

We, the selling stockholders, and all of our directors and officers, holding an aggregate of 11,381,852 shares of our common stock, have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. This agreement is subject to certain exceptions, and is also subject to extension for up to an additional 34 days, as set forth in “Underwriters.”

Registration Rights

Upon completion of this offering, the holders of 12,302,286 shares of common stock or their transferees will be entitled to piggyback rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes material U.S. federal income and estate tax considerations relating to the ownership and disposition of common stock. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the IRS might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below. For purposes of this summary, a “non-U.S. holder” is any holder other than a citizen or resident of the United States, a corporation organized under the laws of the United States, any state or the District of Columbia, a trust that is (i) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person or an estate whose income is subject to U.S. income tax regardless of source. A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition of the common stock and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange of other disposition of common stock. If a partnership or other flow-through entity is a beneficial owner of common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules. Finally, the summary does not describe the effects of any applicable foreign, state, or local laws.

INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE, OR LOCAL LAWS, AND TAX TREATIES.

Dividends

Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30 percent rate. However, the withholding tax might not apply or might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flowthrough entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

Sale of Common Stock

Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock unless:

•	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (in which case the special rules described below apply),

•	the non-U.S. holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates, or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of common stock if we are, or were within five years before the transaction, a “U.S. real property holding corporation,” or USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of our assets. We do not believe that we are a USRPHC or that we will become one in the future.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

If any dividend on common stock, or gain from the sale, exchange or other disposition of common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will generally be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” dividend or gain would generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30 percent withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate is generally 30 percent, although an applicable income tax treaty might provide for a lower rate.

U.S. Federal Estate Tax

The estates of nonresident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

Backup Withholding and Information Reporting

The Internal Revenue Code and U.S. Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28 percent. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on common stock will generally not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status. The certification procedures to claim treaty benefits described under “—Dividends” will satisfy the certification requirements necessary to avoid the backup withholding tax as well. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus among us, the selling stockholders and the underwriters, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and certain selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Banc of America Securities LLC
Cowen and Company, LLC
Piper Jaffray & Co.
Montgomery & Co., LLC

Total	5,000,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $[            ] a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

Certain of the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 750,000 shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

We, the selling stockholders, all of our directors and officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Subject to certain exceptions, the restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters,

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16 of the Securities Exchange Act of 1934 is made in connection with any such transaction,

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing,

•	the issuance by us of shares or options to purchase shares of our common stock pursuant to our stock option plans,

•	the issuance by us of shares of our common stock, or securities convertible into our common stock, in connection with merger or acquisition transactions, joint ventures or other strategic corporate transactions,

•	transfers of shares of common stock by any stockholder that is a corporation, partnership or other business entity to certain entities affiliated with the stockholder,

•	distributions of shares of common stock without consideration by any stockholder that is a corporation, partnership or other business entity to its equity holders on a pro rata basis,

•	transfers of shares of common stock as a gift, or on death of the stockholder by will or intestacy,

•	transfers of shares of common stock to immediate family members of the stockholder,

•	transfers of shares of common stock to any trust the sole beneficiaries of which are the immediate family members of the stockholder,

•	transfers of shares of common stock solely in connection with cashless exercises of stock options held by the stockholder for the purpose of exercising such options, or

•	transfers of shares of common stock by any stockholder that is a trust to a trustor or beneficiary of the stockholder;

provided that in the case of each of the last ten types of transactions, each donee, distributee, transferee and recipient agrees to be subject to the restrictions described in this paragraph and, in the case of each of the last five types of transactions, no filing under Section 16 of the Securities Exchange Act of 1934 is made in connection with these transactions.

The 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event.

The following table shows the per share and total underwriting discounts and commissions the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

Paid by Selling Shareholders
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

The underwriters and dealers may engage in passive market making transactions in the common stock in accordance with Rule 103 of Regulation M promulgated by the Securities and Exchange Commission. In general, a passive market maker may not bid for, or purchase, the common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the common stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our common stock is listed on the Nasdaq Global Market under the symbol “NHWK.”

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Seattle, Washington. Davis Polk & Wardwell, Menlo Park, California, is representing the underwriters in connection with this offering. Kirkland & Ellis LLP, Chicago, Illinois is representing certain selling stockholders and Paul E. Cartee, our Vice President & General Counsel, is representing certain other selling stockholders.

EXPERTS

The consolidated financial statements of NightHawk Radiology Holdings, Inc. and subsidiaries as of December 31, 2004 and 2005, and for each of the three years in the period ended December 31, 2005, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph that describes the recapitalization of NightHawk Radiology Holdings, Inc.), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of American Teleradiology Nighthawks, Inc. as of and for the years ended December 31, 2003 and 2004, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and file periodic reports, proxy statements, and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

Our Internet address is www.nighthawkrad.net and the investor relations section of our website is located at http://ir.nighthawkradiologyservices.net. We make available free of charge, on or through the investor relations section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Commission. The information on or available through our website is not a part of this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

NightHawk Radiology Holdings, Inc. and subsidiaries

Coeur d’Alene, Idaho

We have audited the accompanying consolidated balance sheets of NightHawk Radiology Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2004 and 2005, and the related consolidated statements of operations, members’ and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of NightHawk Radiology Holdings, Inc. and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company was recapitalized in March 2004.

/s/ DELOITTE AND TOUCHE, LLP

Boise, Idaho

March 29, 2006

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2004	2005
ASSETS
Current assets:
Cash and cash equivalents	$5,813,861	$12,610,487
Trade accounts receivable, net	6,072,502	10,485,571
Deferred income taxes		19,839
Prepaid expenses and other current assets	340,513	2,164,126

Total current assets	12,226,876	25,280,023
Property and equipment, net	3,042,598	5,079,280
Goodwill	954,788	1,335,788
Intangible assets, net	1,004,322	3,431,418
Other assets, net	33,746	409,253

Total	$17,262,330	$35,535,762

LIABILITIES
Current liabilities:
Accounts payable and accrued expenses	$3,194,066	$5,502,977
Dividends declared		7,000,000
Accrued payroll and related benefits	1,844,179	2,366,430
Accrued interest payable	248,219	424,601
Acquisition consideration payable	500,000
Deferred income taxes	25,334
Long-term debt, due within one year	2,250,000	6,229,991

Total current liabilities	8,061,798	21,523,999
Long-term debt	9,750,000	17,773,438
Fair value of redeemable preferred stock conversion feature	5,527,777	45,256,250
Deferred income taxes	128,846	630,303

Total liabilities	23,468,421	85,183,990

Commitments and contingencies
Redeemable common stock	4,408,394	15,356,253
Redeemable convertible preferred stock	12,094,465	13,156,916

STOCKHOLDERS’ EQUITY (DEFICIT):
Common stock—40,000,000 shares authorized; $.001 par value; 15,522,860 and 15,838,139 shares issued and outstanding at December 31, 2004 and 2005	15,523	15,838
Additional paid-in capital	2,916,406	9,434,351
Retained earnings (deficit)	(25,640,879)	(87,611,586)

Total stockholders’ equity (deficit)	(22,708,950)	(78,161,397)

Total	$17,262,330	$35,535,762

The accompanying notes are an integral part of the consolidated financial statements.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2003	2004	2005
Service revenue	$16,216,322	$39,283,002	$64,061,528
Operating costs and expenses:
Professional services (includes non-cash compensation expense of $653,050, $1,544,781 and $916,170)	6,417,803	15,049,399	22,401,184
Sales, general, and administrative (includes non-cash compensation expense of $0, $144,822 and $3,273,018)	4,862,452	11,991,386	22,988,027
Depreciation and amortization	175,780	528,126	1,350,536

Total operating costs and expenses	11,456,035	27,568,911	46,739,747

Operating income	4,760,287	11,714,091	17,321,781
Other income (expense):
Interest expense	(6,915)	(880,671)	(1,178,323)
Interest income	3,927	40,835	67,072
Other, net	28,266	(28,953)	(51,147)
Change in fair value of redeemable preferred stock conversion feature		(3,857,500)	(39,728,473)

Total other income (expense)	25,278	(4,726,289)	(40,890,871)

Income (loss) before income taxes	4,785,565	6,987,802	(23,569,090)
Income tax expense		3,662,563	6,391,302

Net income (loss)	4,785,565	3,325,239	(29,960,392)
Redeemable preferred stock accretion		(764,742)	(1,062,451)
Preferred dividends			(5,486,555)

Net income (loss) applicable to common stockholders	$4,785,565	$2,560,497	$(36,509,398)

Earnings (loss) per common share:
Basic and diluted	$0.10	$0.11	$(2.11)
Weighted average of common shares outstanding:
Basic and diluted	49,732,156	24,196,437	17,273,970

The accompanying notes are an integral part of the consolidated financial statements.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ AND STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Common Stock		Additional Paid-in Capital	Members’ Equity	Retained Earnings (Deficit)	Total
	Shares	Amount
Balance—January 1, 2003				$262,765	$432,750	$695,515
Net income					4,785,565	4,785,565
Distributions to members					(500,000)	(500,000)
Equity-based compensation expense				653,050		653,050

Balance—December 31, 2003				915,815	4,718,315	5,634,130
Net income					3,325,239	3,325,239
Redemption of member’s units				(556,293)	(743,707)	(1,300,000)
Distributions to members					(2,885,259)	(2,885,259)
Recapitalization of the Company	15,042,860	$15,043	$3,761		(26,135,903)	(26,117,099)
Stock contributed by stockholders	(1,646,376)	(1,646)	$1,646
Issuance of common stock to non-employees	1,007,500	1,007	1,812,492	(359,522)		1,453,977
Issuance of restricted stock to non-employees	638,876	639	99,781			100,420
Issuances of stock options—employees			44,403			44,403
Issuances of stock options—non-employees			45,572			45,572
Stock compensation paid by principal stockholders			45,231			45,231
Stock issued in acquisition	480,000	480	863,520			864,000
Accretion of redeemable common stock					(3,154,822)	(3,154,822)
Accretion of redeemable preferred stock					(764,742)	(764,742)

Balance—December 31, 2004	15,522,860	15,523	2,916,406		(25,640,879)	(22,708,950)
Net loss					(29,960,392)	(29,960,392)
Issuance of restricted stock to non-employees			2,926,255			2,926,255
Issuance of stock options—employees			346,763			346,763
Issuance of stock options—non-employees			916,170			916,170
Stock issued in acquisition	315,279	315	2,328,757			2,329,072
Accretion of redeemable common stock					(10,947,864)	(10,947,864)
Accretion of redeemable preferred stock					(1,062,451)	(1,062,451)
Dividends paid ($.549 per common and preferred share)					(13,000,000)	(13,000,000)
Dividends declared ($.295 per common and preferred share)					(7,000,000)	(7,000,000)

Balance—December 31, 2005	15,838,139	$15,838	$9,434,351	$—	$(87,611,586)	$(78,161,397)

The accompanying notes are an integral part of the consolidated financial statements.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2003	2004	2005
Cash flows from operating activities:
Net income (loss)	$4,785,565	$3,325,239	$(29,960,392)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	175,780	528,126	1,350,536
(Gain) loss on disposal of property and equipment	(2,732)		22,748
Change in fair value of redeemable preferred stock conversion feature		3,857,500	39,728,473
Non-cash stock compensation expense	653,050	1,689,603	4,189,188
Provision for doubtful accounts and sales credits			310,178
Changes in operating assets and liabilities (excluding effects of acquisitions):
Trade accounts receivable	(2,021,213)	(2,764,779)	(3,717,638)
Prepaid expenses and other assets	(116,563)	(117,983)	(1,941,686)
Deferred income taxes		154,180	(771,922)
Accounts payable and accrued expenses	669,841	1,699,444	1,652,384
Accrued payroll and related benefits	183,856	1,625,364	490,297
Accrued interest payable		248,219	176,382

Net cash provided by operating activities	4,327,584	10,244,913	11,528,548

Cash flows from investing activities:
Purchase of property and equipment	(1,034,456)	(2,213,459)	(2,841,764)
Acquisition of DayHawk, net of cash acquired of $119,618		(630,382)
Payment of amount related to DayHawk acquisition			(500,000)
Proceeds from sale of property and equipment	5,878
Cash received from ATN acquisition			36,695

Net cash used in investing activities	(1,028,578)	(2,843,841)	(3,305,069)

Cash flows from financing activities:
Borrowings from (repayments to) line of credit		3,000,000	(3,000,000)
Repayments of line of credit	(668,155)
Proceeds from note payable and debt		12,000,000	25,780,900
Repayment of notes payable and debt		(3,260,000)	(11,207,753)
Purchase of membership units		(24,185,672)
Expenses related to recapitalization		(1,463,527)
Proceeds from issuance of preferred stock		13,000,000
Distributions to members	(500,000)	(2,862,132)
Dividends paid			(13,000,000)

Net cash used in financing activities	(1,168,155)	(3,771,331)	(1,426,853)

Net increase in cash and cash equivalents	2,130,851	3,629,741	6,796,626
Cash and cash equivalents—beginning of year	53,269	2,184,120	5,813,861

Cash and cash equivalents—end of year	$2,184,120	$5,813,861	$12,610,487

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	For the Years Ended December 31,
	2003	2004	2005
Supplemental disclosures of cash flow information:
Cash paid for interest	$6,840	$632,452	$963,794
Cash paid for income taxes		$3,366,775	$6,689,743
Non-cash investing and financing activities:
Common stock issued in recapitalization		$18,804
Distributions payable to former LLC member		$23,127
Accretion of redeemable preferred stock		$764,742	$1,062,451
Accretion of redeemable common stock		$3,154,822	$10,947,864
Dividends declared and not paid			$7,000,000
Purchases of equipment included in accounts payable			$22,114
Details of DayHawk acquisition:
Receivables		$472,037
Other assets		26,038
Goodwill		954,788
Intangible assets		1,040,000
Accounts payable and other accrued expenses		(238,481)
Notes payable assumed		(260,000)
Payable to seller		(500,000)
Issuance of common stock		(864,000)

Net cash paid for acquisition		$630,382

Details of ATN acquisition:
Receivables			$1,005,609
Other assets			257,435
Property and equipment			293,183
Deferred income tax assets			71,592
Goodwill			381,000
Intangible assets			2,680,000
Accounts payable and other liabilities			(666,215)
Deferred income tax liabilities			(1,299,945)
Notes payable assumed			(430,282)
Issuance of common stock			(2,329,072)

Net cash received in acquisition			$36,695

The accompanying notes are an integral part of the consolidated financial statements.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

1.    THE COMPANY

Background—NightHawk Radiology Holdings, Inc., a Delaware corporation (the “Company”), is a provider of nighttime and weekend emergency radiology services to radiology groups and hospitals across the United States of America. The Company’s general offices are located in Coeur d’Alene, Idaho and its central and primary reading facility is in Sydney, Australia. A new facility was opened in late 2004 in Zurich, Switzerland where radiologists contracted with the Company provide preliminary radiological interpretations. The Company’s functional currency is the U.S. dollar. The Company has a single reporting segment and reporting unit structure.

Recapitalization—Until March 2004, the Company operated as Nighthawk Radiology Services, LLC, an Idaho limited liability company (the “LLC”). The Company was recapitalized in March 2004 and NightHawk Radiology Holdings, Inc. was formed for the purpose of acquiring all of the outstanding units of the LLC and all of the outstanding shares of NRS Corporation, whose only assets were outstanding units of the LLC.

As of December 31, 2005, the legal entity structure for the Company is as follows:

•	NightHawk Radiology Holdings, Inc.—A Delaware corporation formed in March 2004.

•	Nighthawk Radiology Services, LLC—An Idaho limited liability company formed in May 2001 which is a wholly owned subsidiary of NightHawk Radiology Holdings, Inc.

•	NightHawk Services GmbH—A wholly owned subsidiary of Nighthawk Radiology Services, LLC formed in September 2004 and located in Zurich, Switzerland.

•	DayHawk Radiology Services, LLC—A Delaware limited liability company, an unrelated party, acquired in November 2004, which is a wholly owned subsidiary of NightHawk Radiology Holdings, Inc.

•	American Teleradiology Nighthawks, Inc.—A Delaware corporation formed in May 2003, acquired in September 2005, which is a wholly-owned subsidiary of Nighthawk Radiology Holdings, Inc.

The consolidated financial statements include the assets, liabilities and results of operations of all the preceding entities. As discussed in Note 3, the results of operations of DayHawk Radiology Services, LLC and American Teleradiology Nighthawks, Inc. have been included in the Company’s consolidated financial statements since the date of each respective acquisition.

The significant aspects of the recapitalization were as follows:

•	As of December 31, 2003, the LLC was authorized to issue up to 2,000 common membership units and 1,000 preferred membership units. As of December 31, 2003, total outstanding common and preferred membership units were 999 and 0 units, respectively.

•	On January 2, 2004, the LLC redeemed 56 membership units owned by one member for $1,300,000 in cash.

•	On March 31, 2004, the Company, the LLC, and certain members of the LLC entered into a Securities Purchase and Contribution Agreement with an investment firm pursuant to which the Company sold debt and equity securities to raise capital to fund the purchase of LLC membership units held by a selling member of the LLC. The investment firm purchased securities of the new Company for $25,000,000, consisting of $12,000,000 of subordinated debt (see Note 6) issued by the LLC and $13,000,000 of the Company’s Series A Convertible Redeemable Preferred Stock (6,500,003 shares).

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

•	Proceeds from the investment firm’s $25,000,000 investment were used as follows:

°	$23,400,000 to purchase 607.25 membership units owned by a selling member.

°	$1,463,527 to fund recapitalization transaction expenses.

°	$136,473 for general working capital purposes.

As part of this recapitalization, certain LLC members who were also executive officers of the LLC exchanged their 335.75 membership units for 16,714,286 shares of common stock of the Company (which includes 1,671,429 shares of redeemable common stock as discussed in Note 12). As a result of the preceding transactions, the Company was capitalized with 6,500,003 shares of Series A preferred stock and 16,714,286 shares of common stock. The rights, preferences and privileges of the preferred and common stockholders are described in Note 12.

In accordance with SFAS No. 141, Business Combinations, the Company analyzed the transaction and concluded that no change in control occurred. Consequently, the transaction has been accounted for as a recapitalization. Significant factors considered in this analysis included relative voting rights, composition of governing body, and composition of senior management as set forth in the applicable charter documents and governing stockholder agreements. The conclusion that no change in control occurred was determined after analyzing these factors both prior to (LLC), and subsequent to, the transaction.

In June 2004 an aggregate of 638,876 shares of common stock of the Company and in November 2004 an aggregate of 1,007,500 shares of common stock of the Company were contributed to the Company by the stockholders who previously exchanged their membership units in the LLC for common stock of the Company (see above). These stockholders did not receive any consideration for this stock. The common stock contributed to the Company in June 2004 was issued by the Company pursuant to a restricted stock grant to a person who subsequently became a member of the Company’s board of directors and the common stock contributed to the Company in November 2004 was issued by the Company pursuant to a stock grant to an affiliated radiologist who had previously been granted a warrant to purchase units in the LLC in 2003.

Through March 31, 2004, allocations of net profits and losses, calculated in accordance with the LLC agreement, were made in accordance with the members’ percentage interest. The Company made distributions to the members in proportion to their percentage interests. Additionally, quarterly distributions were made to the members of the Company (based on their percentage interests) for their estimated federal and state income tax liabilities.

The accompanying financial statements include the presentation of consolidated financial statements of NightHawk Radiology Holdings, Inc. since March 31, 2004 and the financial statements of Nighthawk Radiology Services, LLC for the periods prior to March 31, 2004. Both the Company and the LLC are collectively referred herein as the “Company.”

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

On an ongoing basis, the Company evaluates its estimates, including those related to the accounts receivable allowance, fair value of acquired intangible assets and goodwill, fair value of redeemable preferred stock conversion feature, useful lives of intangible assets and property and equipment, and income taxes, among others, as well as the loss contingency for medical liability claims and the value of common stock and preferred stock for the purpose of determining stock-based compensation.

Cash and Cash Equivalents—The Company considers all highly liquid investments with a remaining maturity of three months or less at the date of purchase to be cash equivalents.

Trade Accounts Receivable—Trade accounts receivable represent receivables for radiology services and are recorded at the invoiced amount and are non-interest bearing. The Company has a history of minimal uncollectible receivables. Management reviews past due accounts receivable to identify specific customers with known disputes or collectibility issues.

Property and Equipment—Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of each asset, which ranges as follows:

Computers, diagnostic workstations and telecommunications systems	5–7 years
Office furniture and equipment	7–10 years
Software	3–7 years
Leasehold improvements	Term of lease or asset life, whichever is shorter

Expenditures for maintenance and repairs are charged to operating expense as incurred and expenditures for renewals and betterments are capitalized. Upon sale or retirement of depreciable assets, the related cost and accumulated depreciation are removed from the records and any gain or loss is reflected in operating expenses.

Operating Leases—The Company leases various office space under operating leases. Certain lease arrangements contain rent escalation clauses for which the lease expense is recognized on a straight-line method over the term of the leases.

Long-Lived Assets Including Goodwill and Other Acquired Intangible Assets—The value of goodwill and intangible assets is stated at the lower of cost or fair value. Goodwill is not subject to amortization; however it is subject to periodic impairment assessments. Under the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, the Company is required to perform at least an annual goodwill impairment test and to consider other indicators that may arise throughout the year to re-evaluate carrying value. To the extent carrying value exceeds fair value at the date impairment is tested, the Company reduces goodwill by recording a charge to operations. We perform our annual impairment test in the last quarter of each fiscal year. SFAS No. 142 also requires that intangible assets with definite lives be amortized over their estimated useful lives (see Note 4).

SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires impairment losses to be recognized for long-lived assets when indicators of impairment exist and the underlying cash flows are not sufficient to support the assets’ carrying value.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

We regularly evaluate the carrying value of intangible and long-lived assets for events or changes in circumstances that indicate that the carrying amount may not be recoverable or that the remaining estimated useful life should be changed. Potential indicators of impairment can include, but are not limited to (1) history of operating losses or expected future losses; (2) significant adverse change in legal factors; (3) changes in the extent or manner in which the assets are used; (4) current expectations to dispose of the assets by sale or other means; and (5) reductions or expected reductions of cash flow. If we determine there is an indication of impairment, we compare undiscounted net cash flows to the carrying value of the respective asset. If the carrying value exceeds the undiscounted net cash flows we perform an impairment calculation using discounted cash flows, valuation analysis from independent valuation specialists or comparisons to recent sales or purchase transactions to determine estimated fair value.

Cost of computer software used for internal use is capitalized and accounted for in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Capitalized costs are amortized based on the Company’s expected utilization of existing internally developed software.

Revenue Recognition and Presentation—Service revenue is recognized when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured. Service revenue consists of fees for radiological interpretations and is recognized in the fiscal month when the radiological interpretation is complete and delivered to the customer.

Professional Services Expenses—Professional service expenses consist primarily of the fees we pay to our affiliated radiologists, any physician stock-based compensation, the premiums we pay for medical liability insurance and any medical liability claims loss expenses. Our affiliated radiologists are independent contractors and we compensate them using a formula that is generally based upon the number of hours worked, with additional incentives for the workload completed as well as year-end discretionary bonuses. We recognize professional services expenses in the month in which the services are performed. The Company recognizes expenses associated with medical liability premiums in the month in which the expense is incurred. The Company records medical liability loss contingency expenses in the month in which the Company deems such liability probable.

Stock-Based Compensation—The Company records stock-based compensation expense in connection with any grant of stock options, warrants or other issuance of shares of common stock to affiliated radiologists. We calculate the stock-based compensation expense associated with the issuance of stock-based compensation to affiliated radiologists in accordance with SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123 (SFAS No. 148) and Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (EITF No. 96-18), by determining the fair value using a Black-Scholes model. We calculate the stock-based compensation expense related to issuance of common stock to radiologists based on the fair value of common stock at the date the shares were issued. Stock-based compensation paid to affiliated radiologists is included in professional services expenses.

The Company also records stock-based compensation expense in connection with any grant of stock options, warrants or other issuance of shares of common stock to employees, directors and non-physician contractors. We calculate the stock-based compensation expense associated with the issuance of options to our employees and directors in accordance with SFAS No. 123 and SFAS No. 148 by determining the fair value using a Black-Scholes model. Stock-based compensation to employees and non-physician contractors is included in sales, general and administrative expenses.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Sales, General and Administrative Expenses—Selling, general and administrative expenses consist primarily of salaries and related expenses for all employees and non-physician contractors, information technology and telecommunications expenses, costs associated with licensing and privileging our affiliated radiologists, facilities and office-related expenses, sales and marketing expenses and other general and administrative expenses.

Income Taxes—As previously indicated, the Company operated as a limited liability company prior to March 31, 2004. Consequently, the Company was not subject to federal income taxes. Rather, the members were subject to federal income taxation based on their respective allocation of the Company’s net taxable income or loss. Accordingly, the Company did not record any current or deferred assets, liabilities, or expenses related to income taxes through March 31, 2004.

Subsequent to its recapitalization, the Company recognizes income taxes under the asset and liability method in accordance with SFAS No. 109, Accounting for Income Taxes. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Estimating the provision for income taxes, including the effective tax rate and analysis of potential tax exposure items, if any, requires significant judgment and expertise in federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets and liabilities and any estimated valuation allowances deemed necessary to value deferred tax assets. The Company’s judgment and tax strategies are subject to audit by various taxing authorities. While the Company believes it has provided adequately for its income tax liabilities in the consolidated financial statements, adverse determinations by these taxing authorities could have a material adverse effect on the consolidated financial condition, results of operations or cash flows.

Concentration of Credit Risk—Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with high quality credit institutions. At times, such amounts may be in excess of insured amounts. As of December 31, 2004 and 2005, a total of approximately $5,862,000 and $13,158,000, respectively, was in excess of insured amounts.

Credit risk related to accounts receivable is mitigated by the Company’s credit evaluation process and the reasonably short collection terms. Management makes judgments as to its ability to collect outstanding receivables based upon the Company’s collection history and has concluded that an allowance for uncollectible accounts is not necessary as of December 31, 2004. As of December 31, 2005, the Company had $312,000 recorded in its allowance for uncollectible accounts and sales credits.

Promotional and Advertising Expenses—The Company expenses promotional and advertising costs in the period in which they are incurred. Promotional and advertising expense for the years ended December 31, 2003, 2004 and 2005 was approximately $210,000, $324,000 and $471,000, respectively.

Fair Value of Financial Instruments—The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, current liabilities and variable rate debt approximate their fair value because of their short maturities. The fair values of fixed-rate long-term debt is based on the discounted value of contractual cash flows with a discount rate that would be available for similar debt obligations at December 31, 2004 and 2005. The carrying value of our fixed rate debt at December 31, 2004 and 2005 approximated its fair value.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Derivative Financial Instruments—The Company accounts for derivative financial instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company records derivative financial instruments as assets or liabilities in our consolidated balance sheet, measured at fair value. When available, the Company uses quoted market prices to determine fair value; however, if quoted market prices are not available, the Company estimates fair value using either quoted market prices of financial instruments with similar characteristics or other valuation techniques. The Company records the changes in fair value of such instruments as non-cash gains or losses in the consolidated statements of operations. The Company does not enter into derivatives for trading purposes.

Recent Accounting Pronouncements—In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)) which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123(R) requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments. Upon adoption, the fair value of all employee stock option awards will be expensed in the Company’s statement of operations, typically, over the related vesting period of the options. SFAS No. 123(R) requires use of fair value to measure share-based awards issued to employees, computed at the date of grant. SFAS No. 123(R) will be effective beginning January 1, 2006. The Company has completed its assessment and based on outstanding stock based compensation instruments at December 31, 2005 has determined the effect of adopting SFAS No. 123(R) is not expected to have a material impact on its financial position, results of operations, and cash flows.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005. The Company has completed its assessment and has determined the effect of adopting SFAS No. 153 is not expected to have a material impact on its financial position, results of operations, and cash flows.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3. This Statement changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. The provisions of SFAS No. 154 are effective for fiscal years beginning after December 15, 2005. The Company has completed its assessment and has determined the effect of adopting SFAS No. 154 is not expected to have a material impact on its financial position, results of operations, and cash flows.

3.    ACQUISITIONS

DAYHAWK

In November 2004, the Company completed the purchase of DayHawk Radiology Services, LLC (“DayHawk”), an unrelated party. The acquisition expanded the Company’s presence in additional markets. DayHawk was acquired for $1,250,000 in cash ($750,000 paid in 2004 and $500,000 paid in 2005), 480,000 shares of common stock with an estimated fair value of $864,000 and the assumption of $498,481 in liabilities

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

for total consideration of $2,612,481. The fair value of the common stock issued in connection with the DayHawk acquisition was determined by management with the assistance of an independent valuation specialist.

The determination of the estimated fair value of the intangible assets acquired required management to make significant estimates and assumptions, including future expected cash flows from customer contracts and customer lists, the “DayHawk” tradename and assumptions about the period of time such tradename will continue to be used by the Company.

The acquisition of DayHawk resulted in the assets acquired and liabilities assumed being recorded based on their estimated fair values on the acquisition date. Goodwill of $954,788, representing the excess of the purchase price over the fair value of tangible and identifiable intangible assets acquired and liabilities assumed, will not be amortized, consistent with the guidance in SFAS No. 142. The results of operations of DayHawk have been included in the Company’s consolidated statements of operations and cash flows since the date of acquisition.

The following table presents the allocation of the purchase price to the acquired assets and liabilities:

Current assets	$600,106
Furniture and fixtures	17,587
Intangible assets	1,040,000
Goodwill	954,788

Assets acquired	2,612,481
Current liabilities assumed	(498,481)

Net assets acquired	$2,114,000

The amount allocated to intangible assets was attributed to the following categories:

	Acquired Value	Estimated Useful Life
Customer lists and relationships	$740,000	10 years
Tradename and trademarks	150,000	10 years
Customer contracts	100,000	7 months
Noncompete agreements	50,000	2 years

	$1,040,000

All intangible assets are amortized on a straight-line basis over their expected useful lives (Note 4).

The following pro forma information assumes the DayHawk acquisition occurred as of January 1, 2003. The unaudited pro forma financial information summarizes the results of operations for the years ended December 31, 2003 and 2004. The pro forma results are not necessarily indicative of what would have occurred had the acquisition actually been made at the beginning of the year or of future operations of the combined companies.

	Year Ended December 31, 2003	Year Ended December 31, 2004
	(unaudited)
Service revenue	$16,794,724	$41,409,715
Net income	$2,734,591	$2,981,981
Net income applicable to common stockholders	$2,734,591	$2,217,239
Earnings per common share, basic and diluted	$0.05	$0.09

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

AMERICAN TELERADIOLOGY NIGHTHAWKS, INC.

On September 30, 2005, the Company completed the purchase of American Teleradiology Nighthawks, Inc. (“ATN”), an unrelated party. The acquisition expanded the Company’s presence in additional markets. ATN was acquired for total consideration of:

•	315,279 shares of common stock issued on September 30, 2005 with an estimated fair value of $2,329,072 and the assumption of $2,345,328 in liabilities for an initial consideration of $4,674,400. The fair value of the common stock issued in connection with the ATN acquisition was determined by management with the assistance of an investment banking advisor of the Company and through negotiations with management of ATN.

•	additional shares of Company common stock that may be issued in an amount equal to (a) the quotient obtained by dividing (i) revenue generated by the off-hours teleradiology business from ATN customers during the twelve month period ending September 30, 2006 by (ii) $12.69, which was the value per share of Company common stock on the date of completion of the acquisition (as agreed by the parties) minus (b) 315,279, which was the number of shares of Company common stock issued to the stockholders of ATN at the completion of the acquisition; and

•	additional shares of Company common stock that may be issued in an amount equal to the sum of (a) the quotient obtained by dividing (i) earnings before interest, taxes, depreciation and amortization, or EBITDA, generated by the hospital business during the twelve month period ending March 31, 2007 by (ii) $12.69, which was the value per share of Company common stock on the date of completion of the acquisition (as agreed by the parties), plus (b) the quotient obtained by dividing (A) three times (3x) the EBITDA amount described in clause (i) by (B) the fair market value of Company common stock, determined on a per share basis, on March 31, 2007.

The determination of the estimated fair value of the intangible assets acquired required management to make significant estimates and assumptions, including future expected cash flows from customer contracts and the value of customer lists and the “ATN” tradename including assumptions about the period of time such tradename will continue to be used by the Company.

The acquisition of ATN resulted in the assets acquired and liabilities assumed being recorded based on their estimated fair values on the acquisition date. Goodwill of $381,000, representing the excess of the purchase price over the fair value of tangible and identifiable intangible assets acquired and liabilities assumed, will not be amortized, consistent with the guidance in SFAS No. 142. As part of the acquisition, the Company also assumed liabilities for employee relocation and employee termination costs. The results of operations of ATN have been included in the Company’s consolidated statements of operations and cash flows starting on October 1, 2005.

The following table presents the allocation of the purchase price to the acquired assets and liabilities:

Current assets	$1,371,331
Furniture and fixtures	293,183
Intangible assets	2,680,000
Goodwill	381,000

Assets acquired	4,725,514

Current liabilities assumed	1,096,497
Long-term liabilities assumed	1,299,945

Liabilities assumed	2,396,442

Net assets acquired	$2,329,072

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

The amount allocated to intangible assets was attributed to the following categories:

	Acquired Value	Estimated Useful Life
Customer lists and relationships	$1,880,000	10 years
Tradename and trademarks	640,000	Indefinite
Noncompete agreements	160,000	3 years

	$2,680,000

All intangible assets are amortized on a straight-line basis over their expected useful lives (Note 4). The following unaudited pro forma information assumes the ATN acquisition occurred as of January 1, 2004. The unaudited pro forma financial information summarizes the results of operations for the years ended December 31, 2004 and 2005. The unaudited pro forma results are not necessarily indicative of what would have occurred had the acquisition actually been made as of January 1, 2004 or of future operations of the combined companies.

	Year Ended December 31, 2004	Year Ended December 31, 2005
	(unaudited)
Service revenue	$40,842,193	$67,265,213
Net income (loss)	$2,795,736	$(29,842,708)
Net income (loss) applicable to common shareholders	$2,030,994	$(36,391,714)
Earnings (loss) per common share, basic and diluted	$0.09	$(2.08)

4.    INTANGIBLE ASSETS

A summary of intangible assets at December 31, 2005 is as follows:

	Estimated Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:
Customer lists and relationships	10 years	$2,620,000	$(130,249)	$2,489,751
Tradename and trademarks	10 years	150,000	(16,875)	133,125
Customer contracts	7 months	100,000	(100,000)
Noncompete agreements	2-3 years	210,000	(41,458)	168,542

Total		$3,080,000	$(288,582)	2,791,418

Unamortized intangible assets:
Tradename and trademarks				640,000

Total intangible assets				$3,431,418

Aggregate Amortization Expense:	Amount
Year ended December 31, 2004	$35,678
Year ended December 31, 2005	252,904

Total	$288,582

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Estimated Amortization Expense:	Amount
Year ending December 31, 2006	$352,208
Year ending December 31, 2007	330,333
Year ending December 31, 2008	317,000
Year ending December 31, 2009	277,000
Year ending December 31, 2010	277,000

Total	$1,553,541

5.    PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31,
	2004	2005
Computers, diagnostic workstations, and telecommunications systems	$1,729,237	$3,361,821
Office furniture and equipment	373,787	530,544
Software	832,494	1,803,112
Leasehold improvements	832,871	1,208,020

	3,768,389	6,903,497
Less accumulated depreciation	(725,791)	(1,824,217)

	$3,042,598	$5,079,280

Depreciation expense for the years ended December 31, 2003, 2004 and 2005 was approximately $176,000, $492,000 and $1,098,000, respectively.

6.    LONG-TERM DEBT

As of December 31, 2004, the Company had total notes payable of $12,000,000. This balance was comprised of a $3,000,000 revolving line of credit with Silicon Valley Bank (“SVB”) and $9,000,000 of subordinated debt from the investment firm that also purchased the Company’s redeemable convertible preferred stock (see Note 1). The $3,000,000 line of credit was provided under a revolving credit facility with a total of $3,500,000 in borrowing capacity. The committed revolving line included a letters-of-credit sublimit (see Note 8). Interest under this credit facility accrued at SVB’s prime rate, which was 5.25% at December 31, 2004. The long-term debt was comprised of six different promissory notes to funds affiliated with the investment firm. Interest accrued at a rate of 10% per annum. Principal on the individual notes was due on March 10, 2010. The Company was required to pay the entire outstanding principal amount due on the notes and all accrued and unpaid interest upon the consummation of a prepayment event, as defined in the notes.

On April 20, 2005, the Company entered into a loan and security agreement with Comerica Bank. The agreement provided $15,000,000 in senior secured credit facilities comprised of a $12,000,000 term loan and a $3,000,000 revolving line of credit loan. The $12,000,000 term loan was used to repay the $9,000,000 in long-term debt outstanding at December 31, 2004 and the $3,000,000 outstanding under the credit facility with SVB.

In August 2005, the Company executed an amendment to its loan and security agreement with Comerica Bank to increase the Company’s term loan facility by an additional $20,000,000 from an aggregate of

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

$12,000,000 to $32,000,000. The facility with Comerica expires on August 25, 2009. Interest under the facility is computed based, at the Company’s option, on Comerica’s prime rate, or certain LIBOR rates, plus a margin. The amended credit agreement contains various restrictive financial covenants, which include a maximum consolidated leverage ratio, a minimum consolidated fixed charge coverage ratio, a minimum twelve-month trailing EBITDA requirement at the end of each quarter and restrictions on capital expenditures. As of December 31, 2005, the Company was not in default of any such restrictions or covenants.

The additional $20,000,000 in available funding is comprised of two separate term loans: 1) $13,000,000 will be combined with the previous $12,000,000 to form “Term Loan A” and 2) another $7,000,000 was available (“Term Loan B”) for borrowing prior to February 28, 2006. The purpose of this additional $20,000,000 is to fund two special dividends declared by the Company’s Board of Directors in September 2005 (see Notes 12 and 13).

In September 2005, the Company borrowed the $13,000,000 to fund the first special dividend. The effective interest rate on this term loan is accrued at 7.25% at December 31, 2005 based on the lender’s prime rate. As a result of this borrowing, the outstanding balance of Term Loan A as of December 31, 2005 was $23,925,781.

The Company finances their medical liability insurance premiums with finance companies, of which $77,648 was outstanding as of December 31, 2005. The financing arrangements provide for equal monthly principal and interest payments lasting less than a year in duration. The interest rates on these financing arrangements is a fixed rate ranging from 7.25% to 7.90%.

As a result of the ATN acquisition in September 2005, the Company assumed two lines of credit. Both lines of credit were repaid and terminated in November 2005.

Principal maturities on outstanding debt as of December 31, 2005 are as follows:

Year Ending December 31,
2006	$6,229,991
2007	6,640,626
2008	7,421,876
2009	3,710,936

$24,003,429

On February 14, 2006, we repaid all of our existing indebtedness under our loan agreement with Comerica Bank.

7.    COMMITMENTS AND CONTINGENCIES

The Company leases its office spaces in Coeur d’Alene, Idaho; Milwaukee, Wisconsin; Roanoke, Virginia; Lafayette, Louisiana; Sydney, Australia and Zurich, Switzerland under operating leases. Total rent expense under these leases was approximately $185,000, $457,000 and $793,000 for the years ended December 31, 2003, 2004 and 2005, respectively. In October 2005, the Company entered into an operating lease for office space in Coeur d’Alene, Idaho. This lease is for office space which is planned to replace the Company’s current office space for its headquarters and is for space in a building that has not yet been developed. The terms of the lease specify that the landlord needs to make sufficient progress on the project on or prior to May 1, 2006; otherwise the Company has the right to terminate the lease.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

The following is a schedule of approximate future minimum lease payments under operating leases as of December 31, 2005:

2006	$1,022,000
2007	823,000
2008	1,058,000
2009	559,000
2010	489,000
Thereafter	2,521,000

$6,472,000

The Company’s Sydney office lease and malpractice insurance are collateralized by separate letters of credit in the amounts of $132,918 and $300,000 as of December 31, 2004 and 2005, respectively. See Note 13.

Litigation—The Company is involved in litigation in the normal course of business. After consultation with legal counsel, management estimates that at December 31, 2004 and 2005 these matters are expected to be resolved without material adverse effect on the Company’s financial position, results of operations, or cash flows.

Medical Liability Insurance—The Company is exposed to various risks of loss related to litigation that may arise related to malpractice and maintains insurance for medical liabilities in amounts considered adequate by Company management. The Company’s claims-made policy provides coverage up to the policy limits for claims filed within the period of the policy term, subject to deductible requirements. Coverage for affiliated radiologists is initiated when they begin providing services on behalf of the Company. The 2004 policy expired in February 2005, and a renewed policy was obtained through February 2006. See Note 13.

8.    RELATED PARTY TRANSACTIONS

A stockholder of the Company who is also an officer of the Company, provided radiology services to the Company. In addition to salary, the Company paid approximately $104,000 and $65,000 for his radiology services for the years ended December 31, 2003, and 2004, respectively. No services were provided during the year ended December 31, 2005.

The Company provided radiology services to a former member of Nighthawk Radiology Services, LLC without charge. The former member provides radiology readings to a local hospital during business hours and the Company provided off-hours and emergency radiology readings to a local hospital on the member’s behalf. The estimated value of the services provided by the Company, based on rates charged to unrelated third parties for 2003, 2004 and 2005, was approximately $109,000, $113,000 and $110,000, respectively. These services are included in service revenue and professional fees.

During the year ended December 31, 2004, the Company entered into a debt transaction for $12,000,000 with its preferred stockholder (see Note 6). The Company incurred approximately $850,000 and $271,000 of interest related to this debt in 2004 and 2005, respectively. The debt was refinanced in April 2005 with a commercial bank.

On May 28, 2004, the Company issued 638,876 shares of restricted common stock to a person who subsequently became a non-employee member of the Company’s Board of Directors. These shares have been recorded in accordance with EITF No. 96-18. In 2004, the Company recognized non-cash stock compensation expense of $100,420. On June 9, 2005, the Company’s Board of Directors accelerated vesting of these shares and as a result, the Company recognized non-cash stock compensation expense of $2,926,255.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

In November 2004, the Company issued 1,007,500 shares of common stock to a related party who had previously been granted a warrant to purchase units in the LLC in 2003. These warrants were accounted for in accordance with EITF No. 96-18 and resulted in non-cash stock compensation of $1,453,978 in 2004.

9.    EMPLOYEE BENEFIT AND STOCK PLANS

2004 Stock Plan—The 2004 Stock Plan (the “Plan”) was adopted by the Board of Directors and authorizes the grant or issuance of options and other awards including a repurchase option. When initially adopted, the Plan allowed for a maximum number of shares of 1,221,805 shares, subject to adjustment for stock splits, stock dividends and similar events. In March 2005, the Board of Directors increased the option pool by 320,000 shares, an additional 120,000 shares in September 2005, and 120,000 shares in November 2005 bringing the total authorized number of option shares to 1,781,805 as of December 31, 2005. The shares may be authorized but unissued, or reacquired common stock. The Board of Directors administers the Plan and establishes to whom the awards are granted, and the terms and conditions, including the exercise period, of such awards.

The per share exercise price for the shares to be issued upon exercise of the non-statutory stock option shall be such price as determined by the administrator, subject to the provisions of the Plan.

Stock option activity under the Plan is as follows:

	Shares	Weighted Average Exercise Price
Options outstanding at January 1, 2004	—
Grants	1,044,899	$1.69

Options outstanding at December 31, 2004	1,044,899	$1.69
Grants	733,190	$5.94
Cancellations	(54,499)	$2.50

Options outstanding at December 31, 2005	1,723,590	$3.47

The following table summarizes information about stock options outstanding at December 31, 2005:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercisable Price
$1.56 – $ 2.81	1,008,000	8.83	$1.70	187,915	$1.59
$2.82 – $ 3.63	259,571	9.18	$3.44	1,598	$3.13
$3.64 – $ 4.69	110,971	9.36	$4.69	1,165	$4.69
$4.70 – $ 8.75	189,108	9.57	$6.89	—
$8.76 – $10.00	155,940	9.94	$10.00	—

	1,723,590	9.10	$3.47	190,678	$1.62

For the year ended 2003, no compensation expense for stock options to employees was recognized as stock options were first issued in 2004. For the years ended 2004 and 2005, the Company recognized approximately $145,000 ($96,000 after-tax) and $3,273,000 ($2,160,000 after-tax), respectively, of non-cash compensation expense for stock options granted and issued to employees and members of the Company’s Board of Directors.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

For the years ended 2003, 2004 and 2005 the Company recognized approximately $653,000, $1,545,000 and $916,000 ($431,000, $1,020,000 and $605,000 after-tax), respectively, of non-cash compensation expense for stock options and warrants granted and issued to independent contractors.

The fair values derived for stock options granted in 2004 and 2005 and key assumptions used to determine these values were as follows: risk-free interest rate of 3.25% to 4.1%, expected life of 3 years, expected volatility of 54% to 39% and dividend yield of zero. The weighted average grant-date fair value of new grants in 2004 and 2005 was $1.78 and $5.10 per share, respectively.

Defined Contribution Plan—The Company established a defined contribution plan (the “401(k) Plan”) in February 2004. The 401(k) Plan was created for the benefit of substantially all employees of the Company. Employees are able to participate in the 401(k) Plan as of the first day of the quarter on or following the date they begin employment and participants are able to defer up to 100% of their eligible compensation subject to applicable annual Internal Revenue Code limits. There is no Company matching contribution requirement.

10.    EARNINGS PER SHARE

The following table presents a reconciliation of the numerators and denominators used in the basic and diluted earnings per common share computations:

	Year Ended
	2003	2004	2005
Numerator:
Net income (loss) available in basic calculation	$4,785,565	$2,560,497	$(36,509,398)
Plus: Income impact of assumed conversions of preferred stock dividends	—	(a)	(a)

Income (loss) available to common stockholders plus assumed conversions	$4,785,565	$2,560,497	$(36,509,398)

Denominator:
Weighted-average common shares-basic (b)	49,732,156	24,196,437	17,273,970
Effect of dilutive stock options	—	(c)	(c)
Effect of convertible preferred stock	—	(a)	(a)

Weighted average common shares outstanding-dilutive	49,732,156	24,196,437	17,273,970

Earnings (loss) per common share—basic and diluted	$0.10	$0.11	$(2.11)

(a)	The income impact of assumed conversions of the preferred stock dividends and the effect of the convertible preferred stock in the denominator are anti-dilutive.

(b)	As described in Note 1, on March 31, 2004 the Company issued 49,782 shares of common stock per LLC unit to LLC unit holders as of such date. For purposes of computing basic and diluted earnings per share, the denominator in the earnings per share calculation has been restated for all periods prior to the recapitalization to reflect the number of common shares that would have been outstanding assuming the conversion of the LLC units.

(c)	At December 31, 2004 and 2005, 1,044,899 and 1,723,590 stock options, respectively, were outstanding. The effects of the shares which would be issued upon exercise of these options have been excluded from the calculation of diluted earnings (loss) per share because they are anti-dilutive.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

11.    INCOME TAXES

Until March 2004, the Company operated as NightHawk Radiology Services, LLC, an Idaho limited liability company (the “LLC”). The Company was recapitalized in March 2004 and NightHawk Radiology Holdings, Inc. was formed for the purpose of acquiring all of the outstanding units of the LLC and all of the outstanding shares of NRS Corporation, whose only assets were outstanding units of the LLC. The income tax effect of operations prior to March 31, 2004 is not reported in the financial statements of the Company because such operations were conducted through a limited liability company whereby such income tax obligations were the responsibility of the LLC’s members. As a result of the recapitalization on March 31, 2004 (see Note 1), the Company received approximately $514,000 from former shareholders of NRS Corporation for its portion of the income tax effect of operations through March 31, 2004. In accordance with SFAS No. 109, Accounting for Income Taxes, deferred tax assets and liabilities are recognized for temporary differences at the recapitalization date and the income tax effect of recognizing these deferred items was $291,533 and is included in income tax expense for the period March 31, 2004 to December 31, 2004.

On September 30, 2005, NightHawk Radiology Holdings, Inc. acquired American Teleradiology Nighthawks, Inc. a corporation organized under the laws of the State of Delaware. The acquisition was a merger within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. In accordance with SFAS No. 109, Accounting for Income Taxes, deferred assets and liabilities are recognized for temporary differences between the assigned values and the tax bases of the assets and liabilities recognized in a business combination. The effect of recognizing these deferred items was a net deferred tax liability of $1,228,206 and is included in the business combination at September 30, 2005.

Deferred income taxes are recognized for temporary differences between the financial statements and tax basis of assets and liabilities using presently enacted tax rates and laws.

Deferred tax assets and liabilities consist of the following:

	December 31,
	2004	2005
Deferred tax assets:
Basis difference in intangible assets	$329,666	$—
Accrued compensation and employee benefits	251,705	790,102
Malpractice claims reserve	77,716	38,811
Allowance for doubtful accounts	—	120,967
Deferred rent	—	75,054
Other, net	34,972	29,109

Total deferred tax assets	694,059	1,054,043

Deferred tax liabilities:
Basis difference in intangible assets	—	696,752
Basis difference in property and equipment	192,262	265,614
Effect of change from cash to accrual accounting for tax	655,977	702,141

Total deferred tax liabilities	848,239	1,664,507

Net deferred tax liabilities	$154,180	$610,464

For the years ended December 31, 2004 and 2005, income considered to be permanently reinvested in non-U.S. subsidiaries totaled approximately $23,000 and $83,000, respectively. Deferred U.S. income taxes have

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

not been provided on this income, as the Company does not plan to initiate any action that would require the payment of U.S. income. It is not practical to estimate the amount of additional tax that might be payable on this undistributed foreign income.

Income tax expense consists of the following:

	Year ended December 31,
	2004	2005
Current:
Federal	$2,721,537	$5,804,458
State	548,772	1,077,603
Foreign	238,074	281,163

Total current	3,508,383	7,163,224

Deferred:
Federal	138,870	(696,118)
State	15,310	(75,804)

Total deferred	154,180	(771,922)

Total income tax expense	$3,662,563	$6,391,302

The reconciliation between the federal statutory tax rate and the Company’s effective tax rate is as follows:

	Year ended December 31, 2004		Year ended December 31, 2005
Computed federal income tax expense (benefit) at the statutory rate	$2,375,850	34.0%	$(8,249,182)	35.0%
State income taxes, net of federal income tax benefit	273,950	3.9%	624,638	(2.6)%
Net deferred tax liability recorded at March 31, 2004	291,533	4.2%	—	0.0%
Excluded LLC operations (pre-March 31, 2004)	(717,471)	(10.3)%	—	0.0%
Change in fair market value of redeemable preferred stock conversion feature	1,311,550	18.8%	13,904,966	(59.0)%
Other, net	127,151	1.8%	110,880	(0.5)%

	$3,662,563	52.4%	$6,391,302	(27.1)%

12.    STOCKHOLDERS’ EQUITY AND MEMBERS’ EQUITY

Preferred Stock—At December 31, 2005, the Company had authorized and issued 6,500,003 shares of Series A redeemable, convertible preferred stock with a par value of $0.001 per share. The holders of the preferred stock have the right but not the obligation to participate proportionately in certain types of future financings. Significant terms of this preferred stock are as follows:

•	Each share has the same voting rights as the number of common shares into which it is convertible. In addition, the holders of the Series A preferred have the right, voting separately from other stockholders, to elect one of five members of the Company’s Board of Directors (three of the remaining members are elected separately by the common stockholders and the last member is elected by both the common and preferred stockholders).

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

•	Dividends are cumulative and accrue on a daily basis at the rate of 6% per annum beginning on the date of issuance and based on the sum of the liquidation value ($2.00 per share) plus all accumulated and unpaid dividends. Dividends become accumulated at the end of each calendar quarter. Accumulated, accrued and unpaid dividends at December 31, 2004 and 2005 were $596,571 ($.09 per share) and $1,430,904 ($.22 per share), respectively.

•	Upon any liquidation, dissolution or winding up of the Company, the preferred stockholders are entitled to a liquidation preference payment equal to the greater of (i) the sum of the liquidation value ($2.00 per share) plus all accumulated, accrued and unpaid dividends and (ii) the amount such holder would have been entitled to receive had such holder’s shares been converted into common stock immediately prior to the liquidation, dissolution or winding up. At December 31, 2004 and 2005, the liquidation value plus accumulated, accrued and unpaid dividends was $13,596,571 and $14,430,904, respectively.

•	Each share is convertible, at the option of the holder, into one share of common stock (subject to adjustments for events of dilution). In addition, the Company may require conversion of all preferred shares upon the approval of a majority of the preferred stockholders or upon the completion of a public offering of common shares underwritten by a nationally recognized investment bank yielding proceeds of at least $50,000,000 and a price of at least 4.3 times $2.00 per share (subject to adjustments for events of dilution) (a “Qualified Public Offering”).

•	Upon conversion, each holder of preferred stock is also entitled to receive payment of all accumulated, accrued and unpaid dividends on the preferred stock unless such conversion is made in connection with a public offering of the Company’s common stock.

•	In the event of a sale of more than 50% of the Company’s assets or certain changes in ownership of the Company’s stock as defined in the Company’s Amended and Restated Certificate of Incorporation, and upon the consent of the holders of a majority of the preferred stock, each holder of preferred stock may require the Company to redeem all or a portion of such shares. The redemption price is equal to the liquidation value ($2.00 per share) plus all accumulated, accrued and unpaid dividends.

•	At any time subsequent to March 31, 2011, the holders of a majority of the preferred shares may require the Company to redeem all or any portion of the preferred shares. The price paid by the Company to redeem the shares would be the greater of (i) the liquidation value ($2.00 per share) plus all accumulated, accrued and unpaid dividends, and (ii) the market value of the common stock issuable upon conversion of the preferred shares. This redemption right expires upon completion of a Qualified Public Offering.

The Series A preferred stock provides the holders the right to require the Company to redeem such shares for cash after the seventh anniversary of the issuance of the Series A preferred shares. The Company will be required to redeem the Series A preferred shares at the greater of (a) its liquidation value plus any accrued but unpaid dividends or (b) the fair value of the common shares into which the Series A preferred shares are convertible. Therefore, the embedded conversion feature requires separate accounting under SFAS No. 133. Consequently, the conversion feature must be bifurcated from the preferred stock and accounted for separately. The carrying value of the embedded derivative is adjusted to fair value at the end of each reporting period and the change in fair value is recognized in the statement of operations. On the date of issuance, the estimated fair value of the conversion feature was $1,670,277 which was recorded as a liability on the date of issue thus reducing the recorded value of the redeemable convertible preferred stock to $11,329,723. At each balance sheet date, we adjust the carrying value of the embedded derivative to estimated fair value and recognize the change in such estimated value in our consolidated statements of operations. The estimated fair value at December 31, 2004 and 2005 was $5,527,777 and $45,256,250, respectively.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

The Company also classifies the redeemable convertible preferred stock as mezzanine equity on the consolidated balance sheet. As such, the Company accretes the carrying value of such stock to its redemption value using the effective interest method through the redemption period. Total accreted value at December 31, 2004 and 2005 was $12,094,465 and $13,156,916, respectively.

Redeemable Common Stock—At any time subsequent to March 31, 2006, three of the Company’s common stockholders who are also executives of the Company may require the Company to repurchase up to 1,671,429 shares of common stock. The repurchase price will be the estimated market value of the common stock at the date of repurchase. Each of the stockholders may require a redemption one time only. This redeemable common stock is classified as mezzanine equity on the consolidated balance sheet and we record periodic accretions such that the recorded value is equal to the redemption value at each balance sheet date. This redemption right expires upon completion of a Qualified Public Offering. On the date of issuance on March 31, 2004, the estimated fair value of the redeemable common stock was $1,253,572 which was recorded as mezzanine equity. We accrete the carrying value of such stock to its redemption value for each reporting period. Total accreted value at December 31, 2004 and 2005 was $4,408,394 and $15,356,253, respectively.

Dividends—In September 2005, the Company’s Board of Directors declared two special dividends. The first dividend was $13,000,000 or $0.549 per share for each share of common stock and preferred stock outstanding as of September 9, 2005, the record date. This dividend was distributed to the Company’s stockholders in September 2005 and was funded by a term loan facility from Comerica Bank (see Note 6).

The second dividend was in the amount of $7,000,000 or $0.295 per share for each share of common stock and preferred stock outstanding as of September 9, 2005, the record date. Payment of this dividend occurred on February 9, 2006 (see Note 13).

There were no dividends declared in 2004.

13.    SUBSEQUENT EVENTS

On January 23, 2006, the Company completed a reverse stock split, 1 for 1.25, of its common and preferred stock and adjusted the number of options under the 2004 Stock Option Plan. All numbers of common stock, preferred stock and per share data in the accompanying consolidated financial statements and related notes have been retroactively restated to give effect to the reverse stock split and the changes to the Stock Option Plan.

On February 9, 2006, the Company completed an initial public offering (“IPO”) of its common stock. On February 14, 2006, the Company closed its IPO by selling an aggregate of 5,800,000 shares of its common stock, from which the Company received net proceeds of approximately $86.4 million (after deducting for the underwriting discounts and commissions). As of December 31, 2005, the Company had deferred approximately $1.4 million in stock issuance costs. This amount is included in the prepaid expenses and other current assets in the consolidated balance sheet. Subsequent to the IPO, these costs will be charged against additional paid in capital on the consolidated balance sheet. In addition, at the closing of the IPO, all outstanding shares of the Company’s redeemable convertible preferred stock converted into common stock, and, as a result, the Company will not record any additional expense associated with the change in fair value of the conversion feature of the redeemable convertible preferred stock after such date. Prior to the IPO, this redeemable convertible preferred stock was classified as mezzanine equity on the consolidated balance sheet, and the fair value of the related conversion feature was classified as a liability on the consolidated balance sheet. Also as a result of the conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock, all rights of the holders of such shares to receive accrued dividends or to exercise redemption rights terminated. Therefore, as a result, the accretion relating to our redeemable convertible preferred stock also terminated.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Finally, as a result of the Company’s IPO, the rights of certain holders of our common stock to have their shares redeemed by the Company terminated. Prior to our IPO, this redeemable common stock was classified as mezzanine equity on the consolidated balance sheet and we recorded periodic accretions of the redemption value of such shares at each balance sheet date. Because this redemption right expired upon the IPO, the Company will no longer be recording the periodic accretions related to these redemption rights, and these shares of common stock will no longer be recorded as mezzanine equity on our consolidated balance sheet but, instead, as shares of common stock within shareholders’ equity.

On February 9, 2006, the Company borrowed an additional $7 million under its term loan facility and distributed the full amount as a special dividend to the holders of our common stock and our then-outstanding redeemable convertible preferred stock. See Dividends discussion in Note 12. On February 14, 2006, the Company repaid in full the debt outstanding with Comerica Bank in the amount of $30,066,639 with proceeds from the IPO. Subsequent to repaying this outstanding debt, the Company terminated its term and revolving loan facilities with Comerica Bank.

On February 14, 2006, the Company’s 2006 Equity Incentive Plan became effective, with a total of 1,600,000 shares of our common stock initially authorized for issuance thereunder. In addition, shares available for grant under the 2004 Stock Plan at the IPO were rolled over and became available for grant under the 2006 Equity Incentive Plan, as will shares subject to options granted under the 2004 Stock Plan outstanding at the IPO that are terminated subsequent to the IPO. In addition, on the first day of each fiscal year beginning in 2007, the number of shares available for issuance may be increased by an amount equal to the lesser of (i) 3% of the outstanding shares of our common stock on the first day of the fiscal year, and (ii) such other amount as our board of directors may determine.

On January 20, 2006 the Company’s board of directors approved the grant of options to purchase an aggregate of 107,968 shares of the Company’s common stock under the 2004 Stock Plan at an exercise price of $10.63. On February 15, 2006, the Company’s board of directors approved the grant of options to purchase an aggregate of 62,352 shares of the Company’s common stock under the 2006 Equity Incentive Plan at an exercise price of $23.05.

In February 2006, the Company renewed its medical liability insurance for a period of one year. This insurance is collateralized by a separate letter of credit in the amount of $400,000. The previous policy required a letter of credit in the amount of $300,000.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

June 30, 2006
(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$36,061,564
Short-term investments	37,191,604
Trade accounts receivable, net	11,342,695
Prepaid expenses and other current assets	2,039,971

Total current assets	86,635,834
Property and equipment, net	5,604,800
Goodwill	1,335,788
Intangible assets, net	3,159,751
Deferred income taxes	792,553
Other assets, net	82,788

Total	$97,611,514

LIABILITIES
Current liabilities:
Accounts payable and accrued expenses	$5,103,473
Accrued payroll and related benefits	2,120,053
Deferred income taxes	72,206

Total current liabilities	7,295,732

Total liabilities	7,295,732

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Common stock—150,000,000 shares authorized; $.001 par value; 29,809,571 shares issued and outstanding at June 30, 2006	29,810
Additional paid-in capital	225,591,937
Retained earnings	(135,305,965)

Total stockholders’ equity	90,315,782

Total	$97,611,514

See Notes to Condensed Consolidated Financial Statements.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2006	2005	2006
Service revenue	$15,332,300	$22,876,569	$28,443,923	$42,915,772
Operating costs and expenses:
Professional services (includes non-cash compensation expense of $158,679, $931,531, $241,388 and $2,246,683)	5,132,472	8,553,972	9,514,299	16,948,047
Sales, general, and administrative (includes non-cash compensation expense of $2,901,034, $165,807, $3,030,503 and $351,444)	7,388,264	6,283,744	11,600,119	12,353,305
Depreciation and amortization	275,886	522,835	552,142	1,053,247

Total operating costs and expenses	12,796,622	15,360,551	21,666,560	30,354,599

Operating income	2,535,678	7,516,018	6,777,363	12,561,173
Other income (expense):
Interest expense	(199,161)	(7,017)	(461,424)	(559,671)
Interest income	11,164	764,559	32,131	1,151,284
Other, net	(33,825)	(22,693)	(47,494)	(44,336)
Change in fair value of redeemable preferred stock conversion feature	(9,993,750)		(11,372,221)	(44,183,770)

Total other income (expense)	(10,215,572)	734,849	(11,849,008)	(43,636,493)

Income (loss) before income taxes	(7,679,894)	8,250,867	(5,071,645)	(31,075,320)
Income tax expense	904,949	3,214,631	2,464,155	5,114,917

Net income (loss)	(8,584,843)	5,036,236	(7,535,800)	(36,190,237)
Redeemable preferred stock accretion	(263,288)		(521,053)	(117,534)

Net income (loss) applicable to common stockholders	$(8,848,131)	$5,036,236	$(8,056,853)	$(36,307,771)

Earnings (loss) per common share:
Basic	$(0.51)	$0.17	$(0.47)	$(1.34)
Diluted	$(0.51)	$0.17	$(0.47)	$(1.34)
Weighted averages of common shares outstanding:
Basic	17,194,286	29,809,571	17,194,286	27,159,294
Diluted	17,194,286	30,484,960	17,194,286	27,159,294

See Notes to Condensed Consolidated Financial Statements.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	Six Months Ended June 30,
	2005	2006
Cash flows from operating activities:
Net loss	$(7,535,800)	$(36,190,237)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	552,142	1,053,247
Accretion of discounts on investments		(233,765)
Other losses		346,423
Deferred income taxes	(352,085)	(1,330,811)
Change in fair value of redeemable preferred stock conversion feature	11,372,221	44,183,770
Non-cash stock compensation expense	3,271,891	2,598,127
Provision for doubtful accounts and sales credits	17,566	37,328
Changes in operating assets and liabilities:
Trade accounts receivable	(3,953,835)	(894,452)
Prepaid expenses and other current assets	(1,263,511)	(1,309,188)
Accounts payable and accrued expenses	523,862	14,206
Accrued payroll and related benefits	(193,904)	(246,377)
Accrued interest payable	(248,219)	(424,601)

Net cash provided by operating activities	2,190,328	7,603,670

Cash flows from investing activities:
Purchase of short-term investments		(41,457,839)
Proceeds from maturities of short-term investments		4,500,000
Purchase of property and equipment	(1,113,401)	(1,300,230)
Payment of amount related to DayHawk acquisition	(500,000)

Net cash used in investing activities	(1,613,401)	(38,258,069)

Cash flows from financing activities:
Repayments of line of credit	(3,000,000)
Proceeds from note payable	12,780,900	7,000,000
Repayment of notes payable and debt	(10,134,046)	(31,003,429)
Proceeds from issuance of common stock, net of issuance costs		85,108,905
Dividends paid		(7,000,000)

Net cash provided by (used in) financing activities	(353,146)	54,105,476

Net increase in cash and cash equivalents	223,781	23,451,077
Cash and cash equivalents—beginning of period	5,813,861	12,610,487

Cash and cash equivalents—end of period	$6,037,642	$36,061,564

Supplemental disclosures of cash flow information:
Cash paid for interest	$710,260	$646,327
Cash paid for income taxes	$2,507,455	$6,213,702
Non-cash investing and financing activities:
Accretion of redeemable preferred stock	$521,053	$117,534
Accretion of redeemable common stock	$3,572,679	$11,386,608
Conversion of redeemable convertible preferred stock		$13,274,450
Conversion of redeemable common stock		$26,742,861
Conversion of preferred stock conversion feature		$89,440,020
Stock issuance costs included in accounts payable and accrued expenses	$427,346	$460,118
Stock issuance costs paid in 2005 reclassified to additional paid-in capital		$532,686
Purchases of equipment included in accounts payable	$12,016	$26,937

See Notes to Condensed Consolidated Financial Statements.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.     GENERAL

Background—NightHawk Radiology Holdings, Inc., a Delaware corporation (the “Company”), is a provider of radiology services to radiology groups and hospitals across the United States. The Company’s general offices are located in Coeur d’Alene, Idaho and its primary reading facilities are in Sydney, Australia and Zurich, Switzerland. The Company’s functional currency is the U.S. dollar. The Company has a single reporting segment and reporting unit structure.

On February 8, 2006, a registration statement relating to our initial public offering of the Company’s common stock was declared effective by the Securities and Exchange Commission. Under this registration statement, the Company registered the issuance of 5,800,000 shares of its common stock, and another 1,445,000 shares of its common stock sold by certain selling stockholders. All 7,245,000 shares of common stock issued pursuant to the registration statement, including the 1,445,000 shares sold by the selling stockholders, were sold at a price to the public of $16.00 per share.

Basis of Presentation—The accompanying unaudited condensed consolidated financial statements include the results of operations, financial position and cash flows of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments necessary to present fairly, in all material aspects, the results of operations for the periods presented. These condensed consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s 2005 Form 10-K previously filed with the Securities and Exchange Commission. The results of operations for the three months and six-months ended June 30, 2006 are not necessarily indicative of results to be expected for the entire fiscal year.

Use of Estimates—The preparation of the Company’s consolidated financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions. Some of these estimates require difficult, subjective or complex judgments about matters that are inherently uncertain. As a result, actual results could differ from these estimates. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Cash and Cash Equivalents—The Company considers all highly liquid investments with a remaining maturity of three months or less at the date of purchase to be cash equivalents.

Trade Accounts Receivables—Trade accounts receivable represent receivables for radiology services and are recorded at the invoiced amount and are non-interest bearing. The Company has a history of minimal uncollectible receivables. Management reviews past due accounts receivable to identify specific customers with known disputes or collectiblity issues.

Investments—The Company determines the appropriate classification of investment securities at the time of purchase. Held-to-maturity securities are those debt securities that the Company has the positive intent and

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

ability to hold to maturity and are recorded at amortized cost. Assets in the held-to-maturity portfolio are initially recorded at cost, which includes any premiums and discounts. The Company amortizes premiums and discounts as an adjustment to interest income using the level interest yield method over the estimated life of the security.

Management evaluates investment securities for other than temporary declines in fair value on a quarterly basis. If the fair value of investment securities falls below their amortized cost and the decline is deemed to be other than temporary, the securities will be written down to current market value, resulting in a loss recorded in the statement of operations. There were no investment securities which management identified to be other-than-temporarily impaired as of June 30, 2006, because the decline in fair value was attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a recovery in market price occurs, or until maturity. Realized losses could occur in future periods due to a change in management’s intent to hold the investments to maturity, a change in management’s assessment of credit risk, or a change in regulatory or accounting requirements.

Revenue Recognition and Presentation—Service revenue is recognized when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured. Service revenue consists of fees for radiological interpretations and is recognized in the fiscal month when the radiological interpretation is complete and delivered to the customer.

Stock-Based Compensation—The Company records stock-based compensation expense in connection with any grant of stock options, warrants or other issuance of shares of common stock to affiliated radiologists. Prior to January 1, 2006, the Company calculated the stock-based compensation expense associated with the issuance of stock-based compensation to affiliated radiologists in accordance with SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123 (SFAS No. 148) and Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (EITF No. 96-18), by determining the fair value using a Black-Scholes model. The Company calculated the stock-based compensation expense related to issuance of common stock to affiliated radiologists based on the fair value of common stock at the date the shares were issued. Stock-based compensation related to affiliated radiologists is included in professional services expenses.

The Company also records stock-based compensation expense in connection with any grant of stock options, warrants or other issuance of shares of common stock to employees, directors and non-physician contractors. Prior to January 1, 2006, the Company calculated the stock-based compensation expense associated with the issuance of options to our employees, directors and non-physician contractors in accordance with SFAS No. 123 and SFAS No. 148 by determining the fair value using a Black-Scholes model. Stock-based compensation related to employees, directors and non-physician contractors is included in sales, general and administrative expenses.

Beginning on January 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123 (R)).

2.    EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)) which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123(R) requires all entities to recognize compensation expense in an amount equal to the fair value of share-

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

based payments. In accordance with SFAS No. 123(R), the Company expenses the fair value of all employee stock option awards in the Company’s statement of operations, typically, over the related vesting period of the options. SFAS No. 123(R) requires use of fair value to measure share-based awards issued to employees, computed at the date of grant. The Company adopted SFAS No. 123(R) as of January 1, 2006 and the adoption did not have a material effect on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005. The Company adopted SFAS No. 153 as of January 1, 2006 and the adoption did not have a material effect on the Company’s consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. The provisions of SFAS No. 154 are effective for fiscal years beginning after December 15, 2005. The Company adopted SFAS No. 154 as of January 1, 2006 and the adoption did not have a material effect on the Company’s consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires the recognition in the consolidated financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of January 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN 48 on the Company’s consolidated financial statements.

3.    SHORT-TERM INVESTMENTS

At June 30, 2006, short-term investments includes various held-to-maturity debt securities, which are carried at amortized cost. Due to the short-term nature of these investments, the amortized cost approximates fair market value. All of these securities mature during 2006 and consist of the following at June 30, 2006:

U.S. government and federal agency securities	$35,189,432
Municipal securities	2,002,172

$37,191,604

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

4.    PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

June 30, 2006
Computers, diagnostic workstations, and telecommunications systems	$3,930,031
Office furniture and equipment	643,262
Software	2,358,887
Leasehold improvements	1,268,520

8,200,700
Less accumulated depreciation	(2,595,900)

$5,604,800

Depreciation expense for the three-months ended June 30, 2005 and 2006 was approximately $207,000 and $403,000, respectively, and $412,000 and $782,000 for the six months ended June 30, 2005 and 2006, respectively.

5.    INTANGIBLE ASSETS

A summary of intangible assets at June 30, 2006 is as follows:

	Estimated Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:
Customer lists and relationships	6-10 years	$2,620,000	$(355,249)	$2,264,751
Tradename and trademarks	10 years	150,000	(24,375)	125,625
Customer contracts	7 months	100,000	(100,000)
Noncompete agreements	2-3 years	210,000	(80,625)	129,375

Total		$3,080,000	$(560,249)	2,519,751

Unamortized intangible assets:
Tradename and trademarks				640,000

Total intangible assets				$3,159,751

Estimated Amortization Expense:	Amount
Year ending December 31, 2006	$477,583
Year ending December 31, 2007	455,667
Year ending December 31, 2008	442,333
Year ending December 31, 2009	402,333
Year ending December 31, 2010	402,333

Total	$2,180,249

Amortization expense for the three months ended June 30, 2005 and 2006 was approximately $64,000 and $120,000, respectively, and $136,000 and $272,000 for the six months ended June 30, 2005 and 2006, respectively.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

6.    LONG-TERM DEBT

On February 8, 2006, the Company borrowed an additional $7,000,000 under its term loan facility with Comerica Bank and distributed the full amount as a special dividend to the holders of its common stock and its then-outstanding redeemable convertible preferred stock. See Dividends discussion in Note 12. On January 2, 2006, the Company paid a regularly scheduled debt payment to Comerica in the amount of $1,074,219. On February 14, 2006, the Company repaid in full the debt and interest outstanding with Comerica Bank in the amount of $30,066,639 with proceeds from the Company’s initial public offering. Subsequent to repaying this outstanding debt, the Company terminated its term and revolving loan facilities with Comerica Bank in the first quarter of 2006.

7.    CONTINGENCIES

Litigation—The Company is involved in litigation in the normal course of business. After consultation with legal counsel, management estimates that at December 31, 2005 and June 30, 2006 these matters are expected to be resolved without material adverse effect on the Company’s financial position, results of operations, or cash flows.

Medical Liability Insurance—The Company is exposed to various risks of loss related to litigation that may arise related to malpractice and maintains insurance for medical liabilities in amounts considered adequate by Company management. The Company’s claims-made policy provides coverage up to the policy limits for claims filed within the period of the policy term, subject to deductible requirements. Coverage for affiliated radiologists is initiated when they begin providing services on behalf of the Company.

8.    RELATED PARTY TRANSACTIONS

The Company provided radiology services to a former member of Nighthawk Radiology Services, LLC without charge. The former member provides radiology readings to a local hospital during business hours and the Company provided off-hours and emergency radiology readings to the hospital on the former member’s behalf. The estimated value of the services provided by the Company, based on rates charged to unrelated third parties for the three months ended June 30, 2005 and 2006 was approximately $35,000 and $31,000, respectively, and $63,000 and $57,000 for the six months ended June 30, 2005 and 2006, respectively. These services are included in service revenue and professional services.

On May 28, 2004, the Company issued 638,876 shares of restricted common stock to a person who subsequently became a non-employee member of the Company’s Board of Directors. These shares have been recorded in accordance with EITF No. 96-18. On June 9, 2005, the Company’s Board of Directors accelerated vesting of these shares. As a result, the Company recognized non-cash stock compensation expense of $2,861,574 for the three-months ended June 30, 2005 and $2,926,255 for the six-months ended June 30, 2005. After June 9, 2005, the Company no longer records non-cash stock compensation associated with these shares.

9.    EMPLOYEE BENEFIT AND STOCK PLANS

The Company has two stock-based award plans, the 2004 Stock Plan (the “2004 Plan”) and the 2006 Equity Incentive Plan (the “2006 Plan”). On February 14, 2006, the 2006 Plan became effective, with a total of 1,600,000 shares of our common stock initially authorized for issuance thereunder. In addition, shares available for grant under the 2004 Plan as of such date were rolled over and became available for grant under the 2006 Plan, as will shares subject to options that expire or are cancelled or forfeited under the 2004 Plan. In addition, on

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

the first day of each fiscal year beginning in 2007, the number of shares available for issuance under the 2006 Plan may be increased by an amount equal to the lesser of (i) 3% of the outstanding shares of our common stock on the first day of the fiscal year, and (ii) such other amount as our board of directors may determine.

On January 20, 2006 the Company’s board of directors approved the grant of options to purchase an aggregate of 107,968 shares of the Company’s common stock under the 2004 Plan at an exercise price of $10.63. On February 15, 2006, the Company’s board of directors approved the grant of options to purchase an aggregate of 62,352 shares of the Company’s common stock under the 2006 Plan at an exercise price of $23.05. No stock-based awards were issued during the second quarter of 2006.

At June 30, 2006, the Company had 1,849,124 options outstanding to purchase common stock (372,901 vested and exercisable) with a weighted average exercise price of $4.49 and expiring at various dates through February 2016. At June 30, 2006, the Company had 1,651,033 stock-based awards available to be issued under its 2006 Plan.

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R) for its share-based compensation plans. SFAS No. 123(R) requires the measurement and recognition of compensation expense for all share-based awards made to employees and directors based on estimated fair values. SFAS No. 123(R) supersedes Accounting Principles Board (APB) Opinion 58, Accounting for Stock Issued to Employees. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin 107 (SAB 107) relating to SFAS No. 123(R). The Company has applied the provisions of SAB 107 in our adoption of SFAS No. 123(R).

The Company previously accounted for these plans under the recognition and measurement principals and disclosure requirements established by SFAS No. 123, as amended by SFAS No. 148. Under SFAS No. 123, compensation expense was recorded in operations for the Company’s stock-based awards granted under the 2004 plan, so compensation expense related to all the Company’s share-based compensation plans have been recorded in both the current and prior year comparative periods.

The Company adopted SFAS 123(R) using the modified prospective method, which requires the application of the accounting standard as of January 1, 2006, the first day of our fiscal year 2006. Our condensed consolidated financial statements for prior periods have not been restated to reflect, and do not include the impact of SFAS No. 123(R).

A summary of our stock option activity during the six months ended June 30, 2006 is as follows:

	Shares	Weighted Average Exercise Price
Options outstanding at January 1, 2006	1,723,590	$3.47
Grants	170,320	$15.17
Cancellations	(44,786)	$6.04

Options outstanding at June 30, 2006	1,849,124	$4.49

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

The following table summarizes information about stock options outstanding at June 30, 2006:

	OPTIONS OUTSTANDING		Weighted Average Exercise Price	OPTIONS EXERCISABLE
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)		Number Exercisable	Weighted Average Exercisable Price
$ 1.56 – $ 2.81	991,200	8.34	$1.69	244,849	$1.59
$ 2.82 – $ 4.68	252,369	8.69	$3.45	90,712	$3.41
$ 4.69 – $10.00	451,219	9.14	$7.40	37,340	$4.81
$10.01 – $10.62	91,984	9.56	$10.62	—
$10.63 – $23.05	62,352	9.63	$23.05	—

	1,849,124	8.69	$4.49	372,901	$2.35

The fair value of stock options issued during the three and six months ended June 30, 2005 and 2006 were estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions.

	Three Months Ended June 30, 2005	Three Months Ended June 30, 2006
Dividend yield	—	—
Expected volatility	54.0%	N/A
Risk-free interest rates	3.67%	N/A
Expected life (years)	3.67	N/A

	Six Months Ended June 30, 2005	Six Months Ended June 30, 2006
Dividend yield	—	—
Expected volatility	54.0%	38.7%
Risk-free interest rates	3.86%	4.84%
Expected life (years)	3.63	4.73

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

10.    COMPUTATION OF EARNINGS PER SHARE

The following table presents a reconciliation of the numerators and denominators used in the basic and diluted earnings per common share computations:

	Three-Months Ended		Six-Months Ended
	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006
Numerator:
Net income (loss) available in basic calculation	$(8,848,131)	$5,036,236	$(8,056,853)	$(36,307,771)
Plus: Income impact of assumed conversions of preferred stock dividends	(a)		(a)	(a)

Net income (loss) applicable to common stockholders-dilutive	$(8,848,131)	$5,036,236	$(8,056,853)	$(36,307,771)

Denominator:
Weighted-average common shares outstanding-basic	17,194,286	29,809,571	17,194,286	27,159,294
Effect of dilutive stock options	(b)	675,389	(b)	(b)
Effect of convertible preferred stock	(a)		(a)	(a)

Weighted average common shares outstanding-dilutive	17,194,286	30,484,960	17,194,286	27,159,294

Earnings (loss) per common share—basic	$(0.51)	$0.17	$(0.47)	$(1.34)
Earnings (loss) per common share—diluted	$(0.51)	$0.17	$(0.47)	$(1.34)

(a)	The income impact of assumed conversions of the preferred stock dividends and the effect of the convertible preferred stock in the denominator are anti-dilutive.

(b)	The effects of the shares which would be issued upon exercise of these options have been excluded from the calculation of diluted earnings (loss) per common share because they are anti-dilutive.

11.    INCOME TAXES

In accordance with interim reporting requirements, the Company uses an estimated annual effective tax rate for computing its provision for income taxes. The effective rate for the three months ended June 30, 2005 and 2006 was (11.8%) and 39.0%, respectively. The effective rate for the six months ended June 30, 2005 and 2006 was (48.6%) and (16.5%), respectively. The difference in effective tax rates is primarily due to the increase in the fair market value of the redeemable preferred stock conversion feature which terminated in connection with the Company’s initial public offering.

12.    STOCKHOLDERS’ EQUITY

On January 23, 2006, the Company completed a reverse stock split, 1 for 1.25, of its common and preferred stock and correspondingly adjusted the number of options issued and available for issuance under the 2004 Plan. All numbers of common stock, preferred stock and per share data in the accompanying consolidated financial statements and related notes have been retroactively restated to give effect to the reverse stock split and the changes to the 2004 Plan.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

On February 9, 2006, the Company completed an initial public offering (“IPO”) of 5,800,000 shares of its common stock, from which the Company received net proceeds of approximately $86.3 million (after deducting the underwriting discounts and commissions). The Company had incurred $2.2 million in stock issuance costs. Subsequent to the IPO, these costs were charged against additional paid in capital on the consolidated balance sheet. In addition, at the closing of the IPO, all outstanding shares of the Company’s redeemable convertible preferred stock converted into common stock and, as a result, the Company did not record any additional charge associated with the change in fair value of the conversion feature of the redeemable convertible preferred stock after such date. Prior to the IPO, this redeemable convertible preferred stock was classified as mezzanine equity on the consolidated balance sheet and the fair value of the related conversion feature was classified as a liability on the consolidated balance sheet. Also as a result of the conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock, all rights of the holders of such shares to receive accrued dividends or to exercise redemption rights terminated. As a result, the accretion relating to the Company’s redeemable convertible preferred stock also terminated.

Finally, as a result of the Company’s IPO, the rights of certain holders of the Company’s common stock to have their shares redeemed by the Company terminated. Prior to the Company’s IPO, this redeemable common stock was classified as mezzanine equity on the consolidated balance sheet and the Company recorded periodic accretions of the redemption value of such shares at each balance sheet date. Because this redemption right expired upon the IPO, the Company no longer records the periodic accretions related to these redemption rights, and these shares of common stock no longer are required to be recorded as mezzanine equity on the Company consolidated balance sheet but, instead, as shares of common stock within stockholders’ equity.

Dividend—On February 9, 2006, the Company paid a dividend in the amount of $7,000,000 or $0.295 per share for each share of common stock and preferred stock outstanding as of September 9, 2005, the record date. This dividend was initially declared in September 2005 and was funded by a loan from Comerica Bank (see Note 6).

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of

American Teleradiology NightHawks, Inc.:

We have audited the accompanying balance sheets of American Teleradiology NightHawks, Inc. (the “Company”) as of December 31, 2004 and 2003 and the related statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2004 and the period from May 8, 2003 (inception) to December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the year ended December 31, 2004 and the period from May 8, 2003 (inception) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Chicago, IL

August 16, 2005

AMERICAN TELERADIOLOGY NIGHTHAWKS, INC.

BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS
CURRENT ASSETS:
Cash	$135,688	$674
Accounts receivable	258,645	52,213
Deferred tax assets		6,115
Prepaid expenses	34,002	49,147
Other current assets	1,866

Total current assets	430,201	108,149
PROPERTY AND EQUIPMENT—Net	60,189	7,363

DEFERRED TAX ASSETS		36,403

TOTAL ASSETS	$490,390	$151,915

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$53,656	$5,486
Accrued payroll and related benefits	62,847	5,750
Deferred tax liabilities	45,183
Other current liabilities		1,306

Total current liabilities	161,686	12,542
DUE TO RELATED PARTY	155,926	129,227

DEFERRED TAX LIABILITIES	3,472

TOTAL LIABILITIES	321,084	141,769
STOCKHOLDERS’ EQUITY:
Common stock, $0.01 par value; authorized shares–1,000,000 in 2004 and 2003; issued and outstanding shares–50,000 in 2004 and 2003	500	500
Additional paid-in-capital	79,500	79,500
Retained earnings (deficit)	89,306	(69,854)

Total equity	169,306	10,146

TOTAL LIABILITIES AND EQUITY	$490,390	$151,915

See notes to financial statements.

AMERICAN TELERADIOLOGY NIGHTHAWKS, INC.

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED

DECEMBER 31, 2004 AND PERIOD FROM MAY 8, 2003

(INCEPTION) TO DECEMBER 31, 2003, AND FOR THE

SIX MONTHS ENDED JUNE 30, 2005 AND 2004 (UNAUDITED)

			Six Months Ended June 30,
	2004	2003	2005	2004
			(unaudited)
SERVICE REVENUES	$1,559,191	$179,549	$1,651,963	$477,956

OPERATING COSTS AND EXPENSES:
Professional services	645,535	166,147	564,147	274,349
Sales, general, and administrative	655,965	125,619	748,168	230,548
Depreciation and amortization	7,368	155	2,328	776

Total operating costs and expenses	1,308,868	291,921	1,314,643	505,673

OPERATING INCOME (LOSS)	250,323	(112,372)	337,320	(27,717)

INTEREST INCOME	10		412

INCOME BEFORE INCOME TAXES	250,333	(112,372)	337,732	(27,717)

PROVISION/(BENEFIT) FOR INCOME TAXES	91,173	(42,518)		(10,429)

NET INCOME (LOSS)	$159,160	$(69,854)	$337,732	$(17,288)

See notes to financial statements.

AMERICAN TELERADIOLOGY NIGHTHAWKS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEAR ENDED

DECEMBER 31, 2004 AND PERIOD FROM MAY 8, 2003 (INCEPTION)

TO DECEMBER 31, 2003, AND FOR THE

SIX MONTHS ENDED JUNE 30, 2005 AND 2004 (UNAUDITED)

	Common Stock		Additional Paid-in capital	Retained Earnings (deficit)	Stockholders’ Equity
	Number of Shares	Amount
INITIAL CAPITALIZATION—May 8, 2003	50,000	$500	$79,500	$—	$80,000
Net loss				(69,854)	(69,854)

BALANCE—December 31, 2003	50,000	500	79,500	(69,854)	10,146
Net income				159,160	159,160

BALANCE—December 31, 2004	50,000	500	79,500	89,306	169,306
Net income (unaudited)				337,732	337,732

BALANCE—June 30, 2005 (unaudited)	50,000	$500	$79,500	$427,038	$507,038

See notes to financial statements.

AMERICAN TELERADIOLOGY NIGHTHAWKS, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED

DECEMBER 31, 2004 AND PERIOD FROM MAY 8, 2003 (INCEPTION)

TO DECEMBER 31, 2003, AND FOR THE

SIX MONTHS ENDED JUNE 30, 2005 AND 2004 (UNAUDITED)

			Six months ended June 30,
	2004	2003	2005	2004
			(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$159,160	$(69,854)	$337,732	$(17,288)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	7,368	155	2,328	776
Deferred income taxes	91,173	(42,518)	(48,656)	(10,428)
Changes in operating assets and liabilities:
Accounts receivable	(206,432)	(52,213)	(155,081)	(129,918)
Prepaids and other current assets	11,973	(47,841)	(10,162)	38,800
Accounts payable and accrued expenses	48,170	5,486	19,829	9,872
Accrued payroll and related expenses	57,097	5,750	51,981	21,042
Income tax payable			48,656

Net cash provided by (used in) operating activities	168,509	(201,035)	246,627	(87,144)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(60,194)	(7,518)	(121,612)	(25,258)

Net cash used in investing activities	(60,194)	(7,518)	(121,612)	(25,258)

CASH FLOWS FROM FINANCING ACTIVITIES:
Due to related party	26,699	129,227	206	157,794
Proceeds from sale of common stock		80,000

Net cash provided by financing activities	26,699	209,227	206	157,794

NET CHANGE IN CASH	135,014	674	125,221	45,392
CASH—Beginning of period	674		135,688	674

CASH—End of period	$135,688	$674	$260,909	$46,066

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$—	$—	$—	$—

Taxes	$—	$—	$—	$—

See notes to financial statements.

AMERICAN TELERADIOLOGY NIGHTHAWKS, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2004 AND PERIOD FROM MAY 8, 2003 (INCEPTION) TO DECEMBER 31, 2003, AND FOR THE SIX MONTHS ENDED

JUNE 30, 2005 AND 2004 (UNAUDITED)

1.    ORGANIZATION AND BUSINESS

Description of Business—American Teleradiology Nighthawks, Inc. (the “Company”) is a C-Corporation, incorporated in the state of Delaware on May 1, 2003. As of January 1, 2005, the Company elected a Subchapter S-corporation status. The Company operates in the health and medical industry providing radiological services and consulting to hospitals, doctor groups and other entities which utilize radiology as part of their operations. The Company utilizes its advanced, high-technology Global RIS system to deliver preliminary and full scan readings to its customer base through physicians located in various parts throughout the United States of America. The Company provides its services three hundred sixty five days per year, twenty-four hours a day.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Interim Financial Information—The statement of stockholders’ equity for the six months ended June 30, 2005 and the statement of operations and cash flows for the six months ended June 30, 2005 and 2004 and the related footnotes are unaudited and have been prepared in accordance with generally accepted accounting principles for interim financial information. However, certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. In the opinion of management, the unaudited statements included herein contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position, the cash flows, and the results of operations for the periods then ended.

The results of operations for the interim periods presented are not necessarily indicative of the results that may be expected for any subsequent period or for the full year.

Management’s Use of Estimates—The preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash—The Company considers all short-term investments with original maturities of three months or less when acquired to be cash.

Accounts Receivable—Accounts receivable represent receivables for radiology services and are recorded at the invoiced amount and are non-interest bearing. The Company has a history of virtually no or minimal uncollectible receivables. Management reviews past due accounts receivable to identify specific customers with known disputes or collectibility issues.

Property, Equipment and Depreciation—Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of each asset, which ranges as follows:

Asset Class	Useful Lives
Machinery and Equipment	5 years
Computer Software	3 years

Maintenance and repair costs are charged to expense as incurred. Upon sale or retirement of depreciable assets, the related cost and accumulated depreciation are removed from the records and any gain or loss is reflected in operating expenses.

AMERICAN TELERADIOLOGY NIGHTHAWKS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2004 AND PERIOD FROM MAY 8, 2003 (INCEPTION) TO DECEMBER 31, 2003, AND FOR THE SIX MONTHS ENDED

JUNE 30, 2005 AND 2004 (UNAUDITED)

Software Development Costs—The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. During 2004 and 2003, the Company capitalized $15,000 and $0 of software development costs associated with the development of a new software-based product. In accordance with SFAS No. 86, the capitalized costs were incurred after the achievement of technological feasibility and were originally amortized over a 3 year period.

Long-Lived Assets—The Company’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Management believes that no material impairment of long-lived assets exists as of December 31, 2004 and 2003.

Revenue Recognition and Presentation—Service revenue is recognized when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured. Service revenue consists of fees for radiological interpretations and is recognized in the month when the radiological interpretation is complete and delivered to the customer.

Professional Services Expenses—Professional service expenses consist primarily of the fees paid to radiologists, the premiums paid for medical liability insurance and any medical liability claims loss expenses. Professional services expenses are recognized in the month in which the services are performed or in the month the expense is incurred.

Sales, General and Administrative Expenses—Selling, general and administrative expenses consist primarily of salaries and related expenses for all employees and non-physician contractors, information technology and telecommunications expenses, costs associated with licensing and privileging radiologists, facilities and office-related expenses, sales and marketing expenses and other general and administrative expenses.

3.    TRANSACTIONS WITH RELATED PARTIES

The Company’s Chairman has direct investment and relations with, and is a member of, various radiology groups. Additionally, the Company’s Chairman also owns a 50% direct investment in an information technology company which serves as a vendor for the Company of which the Company paid $72,806 and $11,630 during 2004 and 2003, respectively and $81,378 (unaudited) and $17,376 (unaudited) for the six months ended June 30, 2005 and 2004, respectively. This same information technology company also provides an individual to act in the capacity of the Chief Technology Officer for the Company, initially at a rate of $2,500 per month from April 2004 through November 2004 and then beginning in December 2004 was paid $6,000 per month.

The brother of the Chairman also provides radiology reading services to the Company on an as needed basis as an outside contractor and was paid $42,000 and $0 in 2004 and 2003, respectively and $120,345 (unaudited) and $0 (unaudited) for the six months ended June 30, 2005 and 2004, respectively.

The Company owes the Chairman, who also provides services as the chief radiologist, $124,021 and $129,227 as of December 31, 2004 and 2003, respectively, and $124,227 as of June 30, 2005 for salaries and

AMERICAN TELERADIOLOGY NIGHTHAWKS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2004 AND PERIOD FROM MAY 8, 2003 (INCEPTION) TO DECEMBER 31, 2003, AND FOR THE SIX MONTHS ENDED

JUNE 30, 2005 AND 2004 (UNAUDITED)

other various business reimbursements. Additionally, the Chairman made a loan to the Company on December 31, 2004 for $31,905. These amounts are in the due to related party in the accompanying balance sheets and are considered long-term as they will not be repaid until 2007.

4.    PROPERTY AND EQUIPMENT

The table below sets forth a summary of property and equipment, at cost:

	December 31,
	2004	2003

Machinery and Equipment	$37,229	$3,518
Computer Software	30,483

	67,712	3,518
Less accumulated depreciation	(7,523)	(155)

	60,189	3,363
Plus CIP		4,000

Net property and equipment	$60,189	$7,363

5.    DEBT

The Company has a $10,000 revolving line of credit agreement with a bank, which expires on November 14, 2006. Interest is payable monthly at a rate prime plus 600 basis points which was 11.25% at December 31, 2004. At December 31, 2004 and 2003, there were no amounts outstanding on this line of credit.

6.    INCOME TAXES

Effective January 1, 2005, the Company elected to change its tax status from C-corporation to S-corporation for federal income tax purposes. As result of this change the Company will no longer have an entity level tax liability, but may be required to pay tax on any built-in gain items of the Company as of the effective date of the S corporation election. The Company may be liable for built-in gain taxes for a period of ten years after the date of the S election. The deferred tax assets and liabilities of the Company at December 31, 2004 have been valued to consider any potential built-in gain tax liability.

In accordance with SFAS No. 109, Accounting for Income Taxes, the Company provides deferred income taxes to reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

The (benefit) provision for income taxes consists of the following for the periods ended:

	Year Ended December 31,		Six Months Ended June 30,
	2004	2003	2005	2004
			(unaudited)
Current	$—	$—	$48,656	$—
Deferred	91,173	(42,518)	(48,656)	(10,429)

Total	$91,173	$(42,518)	$—	$(10,429)

AMERICAN TELERADIOLOGY NIGHTHAWKS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2004 AND PERIOD FROM MAY 8, 2003 (INCEPTION) TO DECEMBER 31, 2003, AND FOR THE SIX MONTHS ENDED

JUNE 30, 2005 AND 2004 (UNAUDITED)

Deferred tax assets and liabilities recognized were as follows:

	December 31,
	2004	2003

Current deferred tax assets (liabilities):
Accounts receivable	$(90,526)	$(19,820)
Other current assets		2,373
Prepaid insurance	(11,900)	(18,656)
Accrued expenses	(19,362)	865
Accounts payable	16,792	1,217
Due to related party	37,817	39,955
Payroll expenses	21,996	181

Total current deferred tax assets (liabilities)	$(45,183)	$6,115

Noncurrent deferred tax assets (liabilities):
Property and equipment	$(5,055)	$(393)
Deferred state taxes		3,839
Net operating loss	1,583	32,957

Total noncurrent deferred tax assets (liabilities)	$(3,472)	$36,403

The federal statutory rate is reconciled to the effective tax rate as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2004	2003	2005	2004
			(unaudited)
Federal statutory rate	34.0%	34.0%	35.0%	34.0%
State income taxes—net of federal tax impact	4.0	4.0		4.0
Other—net	(1.6)	0.2

Effective tax rate	36.4%	37.8%	35.0%	38.0%

As of December 31, 2004, the Company has approximately $4,200 of federal net operating loss carryforwards. Though the Company is now an S corporation for federal income tax purposes, the net carryforward as of December 31, 2004 has been deemed realizable by the Company and, as such, a no valuation reserve has been recorded against this net carryforward. The federal net operating loss can be utilized in a future year to minimize any built-in gain tax liabilities.

7.    COMMITMENTS AND CONTINGENCIES

Legal Matters—There are no outstanding or pending litigations involving the Company as of December 31, 2004 and 2003.

Rental Obligations—The Company leases certain information technology equipment and services. Rents charged to operating expenses in the accompanying statements of operations amounted to $19,765 and $11,428 in 2004 and 2003, respectively. These amounts include rents under long-term leases.

AMERICAN TELERADIOLOGY NIGHTHAWKS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2004 AND PERIOD FROM MAY 8, 2003 (INCEPTION) TO DECEMBER 31, 2003, AND FOR THE SIX MONTHS ENDED

JUNE 30, 2005 AND 2004 (UNAUDITED)

The noncancelable long-term rental obligations as of December 31, 2004 are due as follows:

2005	$19,765
2006	9,882

Total minimum lease payments	$29,647

8.    SUBSEQUENT EVENT

On July 7, 2005, the Company obtained a $350,000 unsecured line of credit from FNB-Salem Bank & Trust for the purchase of fixed assets. The line expires on July 7, 2015, and has an interest rate equal to the prime rate. Currently, the prime rate is at 6.25%. As of August 16, 2005 approximately $100,000 of the line has been utilized.

******

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND

AMERICAN TELERADIOLOGY NIGHTHAWKS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION OVERVIEW

The following unaudited pro forma condensed statements of operations have been prepared to give effect to the acquisition of American Teleradiology Nighthawks, Inc. (ATN) after giving effect to the pro forma adjustments described in the accompanying notes. The acquisition has been accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations.

The unaudited pro forma statements of operations combine the historical financial statements of NightHawk Radiology Holdings, Inc. (NightHawk) and ATN for the year ended December 31, 2005 and gives effect to the acquisition, as if it had occurred on January 1, 2005. This pro forma information should be read in conjunction with the consolidated financial statements and related notes of NightHawk for the years ended December 31, 2005 and the financial statements and related notes of ATN for the year ended December 31, 2005 appearing elsewhere in this prospectus.

Unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not indicative of the results of operations that would have actually been reported had the acquisition occurred at the beginning of the period presented, nor is it necessarily indicative of future results of operations. This unaudited pro forma condensed combined statement of operations is based upon the respective historical financial statements of NightHawk and ATN and does not incorporate, nor does it assume, any benefits from cost savings or synergies of the combined company.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND

AMERICAN TELERADIOLOGY NIGHTHAWKS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

	NightHawk Radiology Holdings, Inc. 2005	American Teleradiology Nighthawks, Inc. (1/1/05 – 9/30/05)	Pro Forma Adjustments	Pro Forma Combined	Notes
Service revenue	$64,061,528	$3,203,685	$—	$67,265,213

Operating costs and expenses:
Professional services	22,401,184	1,185,243	—	23,586,427
Sales, general, and administrative	22,988,027	1,630,200	—	24,618,227
Depreciation and amortization	1,350,536	14,851	181,003	1,546,390	(1)

Total operating costs and expenses	46,739,747	2,830,294	181,003	49,751,044

Operating income	17,321,781	373,391	(181,003)	17,514,169

Other income (expense):
Interest expense	(1,178,323)	—	—	(1,178,323)
Interest income	67,072	538	—	67,610
Other, net	(51,147)	—	—	(51,147)
Change in fair value of redeemable preferred stock conversion feature	(39,728,473)	—	—	(39,728,473)

Total other income (expense)	(40,890,871)	538	—	(40,890,333)

Income before income taxes	(23,569,090)	373,929	(181,003)	(23,376,164)
Income tax expense	6,391,302	—	75,280	6,466,582	(2)

Net income	(29,960,392)	373,929	(256,283)	(29,842,746)
Preferred stock accretion	(1,062,451)	—	—	(1,062,451)
Preferred Dividends	(5,486,555)	—	—	(5,486,555)

Income applicable to common stockholders	$(36,509,398)	$373,929	$(256,283)	$(36,391,752)

Earnings per common share:
Basic	$(2.11)			$(2.07)
Diluted	$(2.11)			$(2.07)
Weighted average of common shares outstanding:
Basic	17,273,970		315,279	17,589,249
Diluted	17,273,970		315,279	17,589,249

See accompanying notes to unaudited pro forma condensed combined financial information.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND

AMERICAN TELERADIOLOGY NIGHTHAWKS, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION

Note 1:    Purchase Price

The unaudited pro forma combined statement of operations for the year ended December 31, 2005 included herein has been prepared in accordance with the rules and regulations of the United States Securities and Exchange Commission. Certain information and certain footnote disclosures normally included in the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted pursuant to such rules and regulations; however, management believes that the disclosures are adequate to make the information presented not misleading.

On September 30, 2005, the Company acquired American Teleradiology NightHawks, Inc., or ATN, an unrelated party. ATN was acquired for total consideration of (amount has been adjusted to give effect to the reverse stock split discussed on page F-28):

•	315,279 shares of Company common stock issued on September 30, 2005 with an estimated fair value of $2,329,072 and the assumption of $2,345,328 in liabilities for an initial consideration of $4,674,400;

•	additional shares of Company common stock that may be issued in an amount equal to the quotient obtained by dividing (i) revenue generated by the off-hours teleradiology business from ATN customers during the twelve month period ending September 30, 2006 by (ii) $12.69, which was the value per share of Company common stock on the date of completion of the acquisition (as agreed by the parties) minus (b) 315,279, which was the number of shares of Company common stock issued to the stockholders of ATN at the completion of the acquisition; and

•	additional shares of Company common stock that may be issued in an amount equal to the sum of (a) the quotient obtained by dividing (i) earnings before interest, taxes, depreciation and amortization, or EBITDA, generated by the hospital business during the twelve month period ending March 31, 2007 by (ii) $12.69, which was the value per share of Company common stock on the date of completion of the acquisition (as agreed by the parties), plus (b) the quotient obtained by dividing (A) three times (3x) the EBITDA amount described in clause (i) by (B) the fair market value of Company common stock, determined on a per share basis, on March 31, 2007.

The acquisition of ATN resulted in the assets acquired and liabilities assumed being recorded based on their estimated fair values on the acquisition date. The results of operations of ATN will be included in the Company’s consolidated statements of operations and cash flows following the date of the acquisition.

The following table presents the estimated allocation of the purchase price to the acquired assets and liabilities. This allocation is preliminary and is subject to possible adjustments in the future, based on our final analysis of certain liabilities.

Current assets	$1,315,135
Furniture and equipment	303,094
Intangible assets	2,680,000
Goodwill	376,171

Assets acquired	4,674,400

Current liabilities assumed	1,045,530
Long-term liabilities assumed	1,299,798

Liabilities assumed	2,345,328

Net assets acquired	$2,329,072

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND

AMERICAN TELERADIOLOGY NIGHTHAWKS, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED—(Continued)

FINANCIAL INFORMATION

The amount allocated to intangible assets was attributed to the following categories:

		Estimated Useful Life
Customer lists and relationships	$1,880,000	10 years
Tradename and trademarks	640,000	Indefinite
Noncompete agreements	160,000	3 years

	$2,680,000

In the opinion of the Company’s management, the preliminary allocation of the purchase price is not expected to materially differ from the final amounts.

All intangible assets are amortized on a straight-line basis over their expected useful lives.

Note 2:    Unaudited Pro Forma Adjustments

The following adjustments are reflected in the unaudited pro forma condensed combined financial statement to reflect the estimated pro forma impact of the acquisition on the historical combined operating results of NightHawk and ATN assuming the acquisition had occurred on January 1, 2005.

(1) Record amortization expense for intangible assets associated with the acquisition on a straight-line basis over the useful life of each asset (see useful lives in note above).

(2) Record income tax expense for ATN’s income utilizing Nighthawk’s statutory tax rate of 39% for 2005 along with the tax effect of the pro forma adjustment for the additional amortization expense. This pro forma adjustment reflects ATN as a C corporation for 2005.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. None of these expenses will be paid by the selling stockholders. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq Global Market listing fee.

SEC registration fee	$11,786
NASD filing fee	11,515
Printing and engraving	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue sky fees and expenses (including legal fees)	*
Transfer agent and registrar fees	*
Miscellaneous	*

Total	*

*	To be completed by amendment

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the registrant’s certificate of incorporation includes provisions that eliminate the personal liability of its directors and officers for monetary damages for a breach of their fiduciary duty as directors and officers.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant provide that:

•	The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances in which indemnification is not required by law.

•	The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	The registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification.

•	The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also provides for certain additional procedural protections. The registrant also maintains insurance to insure directors and officers against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15.	Recent Sales of Unregistered Securities

Since our inception in March 2004, we have issued unregistered securities to a limited number of persons as described below.

1. In March 2004, we issued 16,714,286 shares of common stock to three accredited investors. The consideration for each transaction was the surrender to us of all management units owned and held by each investor in Nighthawk Radiology Services, LLC. These transactions were exempt from the registration requirements of the Securities Act by virtue of Section 4(2) and Regulation D based on the status of each of the investors as accredited under Rule 501.

2. In March 2004, we issued 6,500,003 shares of redeemable preferred stock for $2.00 per share and $12 million in subordinated promissory notes to six accredited investors. These transactions were exempt from the registration requirements of the Securities Act by virtue of Section 4(2) and Regulation D based on the status of each of the investors as accredited under Rule 501.

3. In June 2004, in connection with consulting services, we issued 638,876 shares of common stock to an accredited investor. This transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) and Regulation D based on the status of the investor as accredited under Rule 501.

4. In November 2004, in connection with consulting services, we issued 1,007,500 shares of common stock to an accredited investor. This transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) and Regulation D based on the status of the investor as accredited under Rule 501.

5. In November 2004, we issued 480,000 shares of our common stock to an accredited investor. The consideration for this transaction was the surrender to us of all the membership units owned and held by the investor in DayHawk Radiology Services, LLC. This transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) and Regulation D based on the status of the investor as accredited under Rule 501.

6. In September 2005, in connection with our acquisition of American Teleradiology Nighthawks, Inc, we issued 315,279 shares of our common stock to twenty-one investors in exchange for all of the outstanding shares of common stock of American Teleradiology NightHawks, Inc. This transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) and Regulation D.

7. From our inception through the effective date of our registration statement on Form S-8 filed on April 25, 2006, we issued an aggregate 1,948,410 options to purchase our common stock to employees, directors, and consultants with exercise prices ranging from $1.53 to $23.05 per share. These transactions were exempt from the registration requirements of the Securities Act by virtue of Rule 701.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes each transaction was exempt from the registration requirements of the Securities Act as stated above. The recipients of securities in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about the registrant or had access, through their relationships with the registrant, to such information.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits.    The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.

3.1(1)	Form of Amended and Restated Certificate of Incorporation of the registrant.

3.2(1)	Form of Amended and Restated Bylaws of the registrant.

4.1(2)	Form of registrant’s common stock certificate.

4.2(1)	Registration Agreement, dated March 31, 2004, between the registrant and certain holders of the registrant’s common stock named therein.

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1(1)	Form of Indemnification Agreement entered into between the registrant and its directors and officers.

10.2(1)	2004 Stock Plan.

10.3(1)	Form of Stock Option Agreement under the 2004 Stock Plan.

10.4(3)	2006 Equity Incentive Plan.

10.5(3)	Form of Stock Option Agreement under the 2006 Equity Incentive Plan.

10.6(1)	Employment Agreement, dated March 30, 2004, between the registrant and Paul E. Berger, M.D.

10.7(1)	Offer Letter with Christopher R. Huber, dated March 31, 2004.

10.8(1)	Offer Letter with Jon D. Berger, dated March 31, 2004.

10.9(1)	Professional Services Agreement, dated February 1, 2004, between Nighthawk Radiology Services, LLC and Paul E. Berger, M.D.

10.10(1)	Consulting Agreement, dated June 9, 2004, between the registrant and William G. Bradley, M.D.

10.11(1)†	Loan and Security Agreement, dated April 20, 2005, among the registrant, Nighthawk Radiology Services, LLC, NRS Corporation and Comerica Bank.

10.12(1)	First Amendment and Waiver to Loan and Security Agreement, dated August 25, 2005, among the registrant, Nighthawk Radiology Services, LLC, NRS Corporation and Comerica Bank.

10.13(1)	Lease Agreement, dated May 1, 2005, between Nighthawk Radiology Services, LLC and Global Finance & Investment Co., Inc. for property in Coeur d’Alene, Idaho.

10.13.1(4)	Lease Amendment, dated December 1, 2005, between Nighthawk Radiology Services, LLC and Global Finance & Investment Co., for property in Coeur d’Alene, Idaho.

10.14(1)	Lease Agreement, dated August 11, 2004, among the registrant, Stanley D. Moore and Judith K. Moore for property in Coeur d’Alene, Idaho.

Exhibit Number	Description
10.15(1)	Sublease Agreement, dated October 14, 2003, among Nighthawk Radiology Services, LLC, Commonwealth Funds Management Limited and BT Funds Management Limited for property in Sydney, Australia.

10.16(1)	Sublease Agreement, dated October 1, 2004, among Nighthawk Radiology Services, LLC, Commonwealth Custodial Services Limited, Commonwealth Funds Management Limited and Investa Properties Limited for property in Sydney, Australia.

10.17(1)	Lease Agreement, dated September 1, 2004, between NightHawk Radiology AG and PSP Real Estate for property in Zurich, Switzerland.

10.18(1)	Lease Agreement, dated February 25, 2004, between Nighthawk Radiology Services, LLC and Demco Wisconsin 5 for property in Milwaukee, Wisconsin.

10.19(1)	Agreement and Plan of Merger and Reorganization, dated September 30, 2005, among the registrant, ATN Merger Sub, Inc. and American Teleradiology Nighthawks, Inc.

10.20(5)	Lease Agreement, dated October 18, 2005, between Nighthawk Radiology Services, LLC and Miller Stauffer Properties, L.L.C. for property in Coeur d’Alene, Idaho.

10.21(5)†	Teleradiology Services Agreement, dated November 1, 2004, as amended, between Nighthawk Radiology Services, LLC and Regents, University of California.

10.22(2)	Business Lease, dated December 1, 2005, between Nighthawk Services GmbH and PSP Management AG for property in Zurich, Switzerland.

10.23(6)	Building Lease, dated May 12, 2006, between Nighthawk Radiology Services, LLC and WT 215 North Water, LLC for property in Milwaukee, Wisconsin.

10.24(7)	Letter Agreement, dated May 24, 2006, between the registrant and Ernest Ludy.

10.25(7)	Board Advisor Agreement, dated June 23, 2006, between the registrant and William G. Bradley, M.D.

21.1(3)	Subsidiaries of the registrant.

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Deloitte & Touche LLP.

23.3	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1	Power of Attorney (contained on the signature page hereto).

(1)	Incorporated by reference to the Registration Statement on Form S-1 (No. 333-128820) filed by the registrant on October 5, 2005, as amended.
(2)	Incorporated by reference to Amendment No. 3 to the Registration Statement on Form S-1/A (No. 333-128820) filed by the registrant on December 22, 2005, as amended.
(3)	Incorporated by reference to Amendment No. 4 to the Registration Statement on Form S-1/A (No. 333-128820) filed by the registrant on January 24, 2006, as amended.
(4)	Incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-1/A (No. 333-128820) filed by the registrant on November 25, 2005, as amended.
(5)	Incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-1/A (No. 333-128820) filed by the registrant on November 8, 2005, as amended.

(6)	Incorporated by reference to Form 8-K (No. 000-51786) filed by the registrant on May 15, 2006.
(7)	Incorporated by reference to Form 8-K (No. 000-51786) filed by the registrant on June 26, 2006.
†	Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act of 1933.
*	To be filed by amendment.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coeur d’Alene, State of Idaho, on this 6th day of October 2006.

NIGHTHAWK RADIOLOGY HOLDINGS, INC.

By:	/s/ PAUL E. BERGER, M.D.
Paul E. Berger, M.D.
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Paul E. Berger, M.D., Christopher R. Huber and Paul E. Cartee, and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ PAUL E. BERGER, M.D. Paul E. Berger, M.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	October 6, 2006

/s/ CHRISTOPHER R. HUBER Christopher R. Huber	Chief Financial Officer, Vice President of Operations and Director (Principal Accounting and Financial Officer)	October 6, 2006

/s/ JON D. BERGER Jon D. Berger	Vice President, Sales, Marketing and Business Development and Director	October 6, 2006

/s/ DAVID J. BROPHY, PH.D. David J. Brophy, Ph.D.	Director	October 6, 2006

/s/ PETER Y. CHUNG Peter Y. Chung	Director	October 6, 2006

/s/ TIMOTHY M. MAYLEBEN Timothy M. Mayleben	Director	October 6, 2006

/s/ ERNEST G. LUDY Ernest G. Ludy	Director	October 6, 2006

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.

3.1(1)	Form of Amended and Restated Certificate of Incorporation of the registrant.

3.2(1)	Form of Amended and Restated Bylaws of the registrant.

4.1(2)	Form of registrant’s common stock certificate.

4.2(1)	Registration Agreement, dated March 31, 2004, between the registrant and certain holders of the registrant’s common stock named therein.

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1(1)	Form of Indemnification Agreement entered into between the registrant and its directors and officers.

10.2(1)	2004 Stock Plan.

10.3(1)	Form of Stock Option Agreement under the 2004 Stock Plan.

10.4(3)	2006 Equity Incentive Plan.

10.5(3)	Form of Stock Option Agreement under the 2006 Equity Incentive Plan.

10.6(1)	Employment Agreement, dated March 30, 2004, between the registrant and Paul E. Berger, M.D.

10.7(1)	Offer Letter with Christopher R. Huber, dated March 31, 2004.

10.8(1)	Offer Letter with Jon D. Berger, dated March 31, 2004.

10.9(1)	Professional Services Agreement, dated February 1, 2004, between Nighthawk Radiology Services, LLC and Paul E. Berger, M.D.

10.10(1)	Consulting Agreement, dated June 9, 2004, between the registrant and William G. Bradley, M.D.

10.11(1)†	Loan and Security Agreement, dated April 20, 2005, among the registrant, Nighthawk Radiology Services, LLC, NRS Corporation and Comerica Bank.

10.12(1)	First Amendment and Waiver to Loan and Security Agreement, dated August 25, 2005, among the registrant, Nighthawk Radiology Services, LLC, NRS Corporation and Comerica Bank.

10.13(1)	Lease Agreement, dated May 1, 2005, between Nighthawk Radiology Services, LLC and Global Finance & Investment Co., Inc. for property in Coeur d’Alene, Idaho.

10.13.1(4)	Lease Amendment, dated December 1, 2005, between Nighthawk Radiology Services, LLC and Global Finance & Investment Co., for property in Coeur d’Alene, Idaho.

10.14(1)	Lease Agreement, dated August 11, 2004, among the registrant, Stanley D. Moore and Judith K. Moore for property in Coeur d’Alene, Idaho.

10.15(1)	Sublease Agreement, dated October 14, 2003, among Nighthawk Radiology Services, LLC, Commonwealth Funds Management Limited and BT Funds Management Limited for property in Sydney, Australia.

10.16(1)	Sublease Agreement, dated October 1, 2004, among Nighthawk Radiology Services, LLC, Commonwealth Custodial Services Limited, Commonwealth Funds Management Limited and Investa Properties Limited for property in Sydney, Australia.

10.17(1)	Lease Agreement, dated September 1, 2004, between NightHawk Radiology AG and PSP Real Estate for property in Zurich, Switzerland.

Exhibit Number	Description
10.18(1)	Lease Agreement, dated February 25, 2004, between Nighthawk Radiology Services, LLC and Demco Wisconsin 5 for property in Milwaukee, Wisconsin.

10.19(1)	Agreement and Plan of Merger and Reorganization, dated September 30, 2005, among the registrant, ATN Merger Sub, Inc. and American Teleradiology Nighthawks, Inc.

10.20(5)	Lease Agreement, dated October 18, 2005, between Nighthawk Radiology Services, LLC and Miller Stauffer Properties, L.L.C. for property in Coeur d’Alene, Idaho.

10.21(5)†	Teleradiology Services Agreement, dated November 1, 2004, as amended, between Nighthawk Radiology Services, LLC and Regents, University of California.

10.22(2)	Business Lease, dated December 1, 2005, between Nighthawk Services GmbH and PSP Management AG for property in Zurich, Switzerland.

10.23(6)	Building Lease, dated May 12, 2006, between Nighthawk Radiology Services, LLC and WT 215 North Water, LLC for property in Milwaukee, Wisconsin.

10.24(7)	Letter Agreement, dated May 24, 2006, between the registrant and Ernest Ludy.

10.25(7)	Board Advisor Agreement, dated June 23, 2006, between the registrant and William G. Bradley, M.D.

21.1(3)	Subsidiaries of the registrant.

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Deloitte & Touche LLP.

23.3	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1	Power of Attorney (contained on the signature page hereto).

(1)	Incorporated by reference to the Registration Statement on Form S-1 (No. 333-128820) filed by the registrant on October 5, 2005, as amended.
(2)	Incorporated by reference to Amendment No. 3 to the Registration Statement on Form S-1/A (No. 333-128820) filed by the registrant on December 22, 2005, as amended.
(3)	Incorporated by reference to Amendment No. 4 to the Registration Statement on Form S-1/A (No. 333-128820) filed by the registrant on January 24, 2006, as amended.
(4)	Incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-1/A (No. 333-128820) filed by the registrant on November 25, 2005, as amended.
(5)	Incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-1/A (No. 333-128820) filed by the registrant on November 8, 2005, as amended.
(6)	Incorporated by reference to Form 8-K (No. 000-51786) filed by the registrant on May 15, 2006.
(7)	Incorporated by reference to Form 8-K (No. 000-51786) filed by the registrant on June 26, 2006.
†	Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act of 1933.
*	To be filed by amendment.